As filed with the Securities and Exchange Commission on July 27, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
POLYMEDIX, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	27-0125925 (I.R.S. Employer Identification No.)
170 N. Radnor-Chester Road, Suite 300
Radnor, Pennsylvania 19087
(484) 598-2400
(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)
The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware
(302) 658-7581
(Name, address, including zip code and telephone number, including area code, of agent for service)
Copies to:

Nicholas Landekic Edward Smith PolyMedix, Inc. 170 N. Radnor-Chester Road Suite 300 Radnor, PA 19087 (484) 598-2400	Jeffrey P. Libson, Esq. Donald Readlinger, Esq. Pepper Hamilton LLP 400 Berwyn Park 899 Cassatt Road Berwyn PA, 19312-1183 (610) 640-7800
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

Proposed
maximum
	aggregate	Amount of
Title of each class of	offering	registration
securities to be registered	price	fee (1)
Common Stock	—	—
Warrants to purchase Common Stock	—	—
Common Stock issuable upon exercise of Warrants (2)	—	—
Series C Preferred Stock Purchase Rights (3)	—	—
Total Registration Fee	$20,000,000	$1,116

(1) Calculated pursuant to Rule 457(o) on the basis of the maximum aggregate offering price of all of the securities to be registered.
(2) Pursuant to Rule 416, the securities being registered hereunder include such indeterminant number of additional shares of common stock as may be issuable upon exercise of warrants registered hereunder as a result of stock splits, stock dividends, or similar transactions.
(3) This registration statement also relates to the rights to purchase shares of Series C Preferred Stock of the registrant, which, pursuant to the terms of the registrant’s Rights Agreement dated May 12, 2009, will be attached to all shares of common stock issued until the occurrence of certain events prescribed in the Rights Agreement. The rights will not be exercisable and will be transferred with and only with shares of our common stock until the occurrence of certain events prescribed in the Rights Agreement.
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED      , 2009
PROSPECTUS
UNITS, EACH CONSISTING OF
SHARE(S) OF COMMON STOCK AND
WARRANT(S) TO PURCHASE             SHARE(S) OF COMMON STOCK

     We are offering up to            units, each consisting of            share(s) of our common stock and            warrant(s) to purchase            share(s) of our common stock at an exercise price of $     per share, subject to adjustment. The warrants will be exercisable on or after the applicable closing date of this offering through and including close of business on      , 20            . The units will not be certificated and the common stock and warrants will be immediately separable and will be separately transferable immediately upon issuance.
     There may be one or more closings of the offering. Upon a closing of the offering, all common stock and warrants sold as units will separate and the common stock and the warrants will be separately transferable.
     Our common stock is presently quoted on the OTC Bulletin Board, under the symbol “PYMX.” We do not intend to apply for listing of the warrants on any securities exchange. On July 23, 2009, the last reported sale price of our common stock on the OTC Bulletin Board was $0.71.
     Investing in the offered securities involves risks, including those set forth in the “Risk Factors” section of this prospectus beginning on page 7 as well as those set forth in any prospectus supplement.

	Per Unit	Total
Offering Price per Unit	$	$
Placement Agent’s Fees	$	$
Offering Proceeds before expenses	$	$
          has agreed to act as our placement agent in connection with this offering. In addition,              may engage one or more sub-placement agents or selected dealers. The placement agent is not purchasing the securities offered by us, and is not required to sell any specific number or dollar amount of units, but will assist us in this offering on a “best efforts” basis. We have agreed to pay the placement agent a cash fee equal to 7% of the gross proceeds of the offering of units by us, as well as “placement agent warrants” to purchase shares of our common stock equal to 5% of the aggregate number of shares of common stock included in units sold in the offering. The placement agent warrants will have terms substantially similar to the warrants included in units offered hereby, except that the placement agent warrants will have a term of five years from a closing of the sale of units and will otherwise comply with NASD Rule 5110 (g)(1). We estimate the total expenses of this offering, excluding the placement agent fees, will be approximately $            . Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, placement agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. See “Plan of Distribution” beginning on page 77 of this prospectus for more information on this offering and the placement agent arrangements.
     This offering will terminate on      , unless the offering is fully subscribed before that date or we decide to terminate the offering prior to that date. In either event, the offering may be closed without further notice to you. All costs associated with the registration will be borne by us.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
As Placement Agent
The date of this prospectus is                     , 2009.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the units only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time and delivery of this prospectus or any sale of units.

STATEMENT REGARDING FORWARD LOOKING STATEMENTS
     Some of the statements included in this prospectus and any prospectus supplement contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this prospectus and any prospectus supplement, including statements regarding our plans, objectives, goals, strategies, future events, capital expenditures, future results, our competitive strengths, our business strategy and the trends in our industry are forward-looking statements. The words “believe,” “may,” “could,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “appear,” “future,” “likely,” “probably,” “suggest,” “goal,” “potential” and similar expressions, as they relate to us, are intended to identify forward-looking statements. All statements, other than statements of historical fact, included in this prospectus and any prospectus supplement regarding our financial position, business strategy and plans or objectives for future operations are forward looking statements.
     Forward-looking statements reflect only our current expectations. In any forward-looking statement, where we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith as of the date of such statement and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will be achieved or accomplished. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements due to a number of uncertainties, many of which are unforeseen, including:
➢	our need for, and the availability of, substantial capital in the future to fund our operations and planned clinical trials;

➢	the conditions in the capital markets and the biopharmaceutical industry that may make raising capital or entering into strategic arrangements difficult and expensive;

➢	the timing of our product development and evaluation;

➢	the timing and magnitude of expenditures we may incur in connection with our ongoing research and development activities;

➢	the results of our preclinical and clinical trials, including regulatory approvals;

➢	the maintenance of our existing licenses with the University of Pennsylvania and the University of Massachusetts;

➢	the success, timing and financial consequences of our formation of new business relationships and alliances; and

➢	the timing and volume of sales of products for which we obtain marketing approval.
     In addition, you should refer to the “Risk Factors” section of this prospectus beginning on page 7 for a discussion of other factors that may cause our actual results to differ materially from those implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus and any prospectus supplement will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all. Accordingly, you should not place undue reliance on these forward-looking statements. All subsequent written and oral forward looking statements attributable to us or the persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We undertake no obligation to update any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law or regulation.

PROSPECTUS SUMMARY
     The following summary highlights selected information contained in this prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common stock. Before making any investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section of this prospectus beginning on page 8, the financial statements and the notes to the financial statements. Unless stated otherwise, references in this prospectus to the “Company,” “we,” “us,” or “our” refer to PolyMedix, Inc., a Delaware corporation.
THE COMPANY
     We are a biotechnology company focused on treating life threatening, serious, acute infectious diseases and cardiovascular disorders with synthetic small molecule compounds that mimic the activity of large natural protein molecules, compounds referred to as biomimetics. Using our proprietary computational drug design technology, we have created novel defensin mimetic antibiotic compounds, heparin antagonist compounds (or “heptagonist”) and other drug compounds intended for human therapeutic use. The following chart illustrates the current stage of development of our internally developed pipeline along with planned development timings for our two lead clinical programs:

*	Program on hold

**	Investigational New Drug Application (or “IND”) or equivalent Canadian Clinical Trial Application (or “CTA”)

***	Unfractionated heparin (“UFH”) and low molecular weight heparin (“LMWH”)
Clinical Stage Compounds:
     Defensin mimetic antibiotics are compounds that have a novel mechanism-of-action that mimics the antimicrobial activity of host defense proteins, a group of proteins naturally found in most higher forms of life including humans, which provide the first line of defense against bacterial infections. We believe that bacteria are less likely to develop resistance to antibiotic products with this mechanism-of-action than currently marketed antibiotics. Most antibiotics exert their activity by interacting with a specific biochemical molecular target or pathway, such as an enzyme. Bacteria can often develop mutations in these molecular targets in a process called “target mutation”, which renders the antibiotic drug unable to interact with its intended biochemical target. Additionally, bacteria can sense that a foreign chemical has entered its cell and can pump it out before it can bind to its intended biochemical target, through a process called efflux. Both of these factors can cause bacteria to become drug-resistant. Instead of relying on a specific molecular target that can mutate, our product candidates target the entire bacterial cell membrane. Our defensin mimetic antibiotic product candidates destabilize the bacterial cell membrane and cause either leakage of cellular content or complete disruption of the membrane, which results in bacterial cell death. Additionally, because our product candidates target the bacterial cell membrane and do not have to enter the cell, the opportunity for bacterial efflux is reduced. We believe this mechanism-of-action makes it unlikely for bacteria to develop resistance to our defensin mimetic antibiotic product candidates.
     Worldwide, the hospital antibiotic market is $8 billion, treating approximately seven million patients per year and the total worldwide antibiotic market is $26 billion, treating approximately 49 million patients per year. According to the Centers for Disease Control and Prevention, or CDC, bacterial infections are the fourth leading cause of death in the U.S. and are one of the fastest growing causes of death. Because of the increasing rate of bacterial resistance and the corresponding death rate, we believe there is a significant medical and market need for a new class of antibiotics, defensin mimetics, with a novel mechanism of action designed to make it unlikely for bacteria to develop resistance. Our first product candidate is an i.v. formulation initially intended for the treatment of complicated skin and soft tissue infections, caused by strains of Staph bacteria. Future applications may include other infections such as gynecological or abdominal. We anticipate that the bacterial targets of PMX-30063 will include drug resistant strains, particularly broadly targeting the various strains of Staph bacteria. In the future, we also hope to expand indications to potentially include other bacterial strains.
     In December 2008, we completed and announced positive results from our single dose escalation clinical study of healthy volunteers receiving PMX-30063 at various dose levels (Phase 1A). This ascending single-dose intravenous pharmacokinetic and safety study met the necessary Phase 1 goals of defining both a limiting single dose and the plasma distribution/elimination kinetics. In this study, the dose was not limited by any measurable clinical or laboratory parameters. A subjective syndrome of parasthesias was identified, appearing only at the higher dosages and consisting of abnormal neuronal sensations often likened to dental anesthesia. These effects were graded as mild to moderate by investigators or subjects, but their reproducibility and dose-proportionality allowed dose-escalation to be successfully concluded after achieving levels well in excess of the expected therapeutic range. The effects were temporary and resolved on their own. The same study provided detailed information on the time course of the drug during and after dosing. These pharmacokinetics appear favorable for therapeutic use of the drug. The half-time for elimination from the plasma was approximately 15 hours, allowing for flexibility in dosing to obtain optimal peak and trough drug levels.
     During the second quarter of 2009 we commenced an ascending multi-dose intravenous pharmacokinetic and safety study of healthy volunteers who will receive PMX-30063 at various dose levels (Phase 1B). The primary endpoint for the two Phase 1 studies is a safety assessment. We have conducted and plan to continue to conduct the Phase 1 studies to United States standards, submit an IND with the FDA before commencing Phase 2 studies in the United States, and ultimately seek regulatory approval in the United States.
     Heptagonists such as PMX-60056, our second development program, are compounds that bind to and thereby reverse the anticoagulant effects of both Unfractionated heparin (or UFH) and Low Molecular Weight Heparins (or LMWH). UFH is a class of commonly used blood clot prevention drugs used in numerous surgical applications, such as cardiothoracic procedures. LMWH is another class of commonly used blood clot prevention drugs used in patients under longer-term administration, because of their ease of administration and longer half-life. Overdoses of UFH or LMWH are dangerous due to potentially life-threatening bleeding. While widely used, UFH and LMWH have the possibility of adverse bleeding side effects, which requires frequent monitoring. Protamine is the only available reversing agent for UFH. It is used as both an antidote in the event of overdose and, more commonly, in standard treatment following coronary artery bypass grafts in which post-operative treatment involves administering protamine to counter the action of UFH, which is to prevent blood clots while a patient is on a heart-lung support machine. While widely used to reverse UFH, protamine has a number of adverse side effects, including bleeding, difficulty and complexity in dose titration, allergic reactions, immunogenicity, and abnormal clot formation, all of which require frequent monitoring and follow up. As a result, there is a significant medical and market need for a safer UFH reversing agent. Additionally, there is currently no approved reversing agent for LMWH.
     Worldwide, we estimate that approximately two million extracorporeal blood procedures, including cardiothoracic procedures, are performed per year that utilize heparin and may require UFH reversal, and approximately twelve million patients receive LMWH per year for a variety of uses, including deep vein thrombosis, post heart attack, cancer, and atrial fibrillation. There have been several published studies which demonstrate that up to 20% of LMWH patients experience clinically significant bleeding, and up to 4% of cases are considered to be serious or life threatening. The availability of an antidote to LMWH would allow patients experiencing a LMWH bleeding event to be pharmaceutically treated. Additionally, the availability of a reversing agent for LMWH could allow LMWH to be used in cardiothoracic surgical procedures or in patients who may need to undergo re-operation. Thus, an LMWH antagonist could substantially increase the market and sales of LMWH drugs.
     In March 2009, we successfully completed our first-in-man clinical study with the novel heparin antagonist drug PMX-60056. This ascending single-dose intravenous pharmacokinetic and safety study met the necessary Phase 1 goals of defining both a limiting single dose for ten-minute infusions and also the plasma distribution/elimination kinetics for the drug in the absence of heparin. This first study has demonstrated that PMX-60056 can be given safely in the absence of heparin if ten-minute infusions include less than 0.4 mg/kg. The data suggest that the limiting side effect of hypotension is related to peak plasma drug level, which means that slower infusions could allow delivery of more drug. To investigate this possibility, we plan to study slower infusions, of twenty and potentially thirty minutes, in an extension of this study. These longer infusions are expected to allow higher doses to be given, and will add support for potential clinical studies for the reversal of LMWH, which may require greater total amounts of drug to be administered. Analysis of the plasma-level assays indicates that a single-compartment model is consistent with the observed data, and the plasma elimination half-time is 1.5 to 2.5 minutes in the dosage range administered.
     During the third quarter of 2009, we plan to commence a pilot study of heparinized subjects who receive PMX-60056 at various increasing dose levels. While the primary endpoint is a safety assessment, we also will be able to gather efficacy data in this pilot clinical study.
     We believe that our current cash and investment balances, exclusive of any cash to be generated from this offering or our $10 million Equity Line with Dutchess Equity Fund, L.P. that we entered into in May, 2009, which we refer to as our Equity Line, will be sufficient to fund our planned Phase 1 studies for PMX-30063 and PMX-60056, and can fund our operations into the third quarter of 2010. Due to continued weakness in capital markets and our understanding that it may be difficult to secure significant additional financing on favorable terms, we have begun and expect to continue to scale back and delay some of our planned activities in order to prolong our cash resources. Our current cash and investment balances are not sufficient to initiate or fund Phase 2 clinical trials or any of the related development activities for PMX-30063 or PMX-60056. We do, however, anticipate that upon a successful completion of this offering, a significant portion of the net proceeds will be used for such activities, either for PMX-30063 or both PMX-30063 and PMX-60056, depending on the amount raised.
Pre-Clinical Stage Compounds:
     While our lead product candidates are our priority, to the extent we obtain targeted grants or research contracts, or determine an allocation of resources is appropriate, we also intend to conduct pre-clinical development of our antibiotic compounds for both topical and oral antibiotic applications. The initial topical application we plan to pursue is an ophthalmic antibiotic for the treatment of eye infections, and the initial oral application we are investigating is a non-absorbed antibiotic for the treatment of gastrointestinal infections such as Clostridium difficile. Provided that we are able to obtain and allocate sufficient resources, including financing, we hope to advance pre-clinical development and file additional IND applications for the ophthalmic topical and non-absorbed oral antibiotic indications.
     We are also evaluating our antibiotic compounds for a number of other topical applications, including use for skin structure infections, oral healthcare applications for treatment of periodontal disease, a type of gum disease, topical treatment for ear infections, topical treatment of fungal infections, topical treatment of acne, and a variety of non-therapeutic applications in personal care and materials applications.
SUMMARY FINANCIAL DATA
     Because this is only a summary of our financial information, it does not contain all of the financial information that may be important to you. Therefore, you should carefully read all of the information in this prospectus, including the financial statements and their explanatory notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before making a decision to invest in the units. The information contained in the following summary is derived from our financial statements for the quarters ended March 31, 2009 and 2008 and the years ended December 31, 2008 and 2007.

	Quarters ended		Years ended
	March 31,		December 31,
(in thousands)	2009	2008	2008	2007
Statement of Operations Data:
Grant and research revenues	$6	$991	$1,066	$1,126
Operating expenses	2,952	3,881	12,276	13,801
Net loss	(2,920)	(2,823)	(10,986)	(12,164)
Balance Sheet Data:
Total cash and investments	$12,379	$5,725	$15,106	$8,903
Total assets	13,325	7,370	16,077	9,722
Stockholders’ equity	10,661	2,659	13,143	5,134
BUSINESS HISTORY
     PolyMedix, Inc. (formerly known as BTHC II Acquisition Corp.) was originally organized in the State of Texas as BTHC II LLC, a public shell company. On September 29, 2004, BTHC II LLC and its sister companies filed an amended petition under Chapter 11 of the United States Bankruptcy Code. On November 22, 2004, the court approved BTHC II LLC’s Amended Plan of Reorganization. On March 24, 2005, and in accordance with its Amended Plan of Reorganization, BTHC II LLC changed its state of organization from Texas to Delaware by merging with and into BTHC II Acquisition Corp., a Delaware corporation formed solely for the purpose of effecting the reincorporation. After this merger, BTHC II Acquisition Corp. became the public shell company.
     PolyMedix Pharmaceuticals, Inc. (formerly known as PolyMedix, Inc.) was incorporated on August 8, 2002 in the State of Delaware as PolyMedix, Inc. to serve as a biotechnology company focused on treating infectious diseases. On October 6, 2005, the former BTHC II Acquisition Corp. entered into an Agreement and Plan of Merger and Reorganization with the former PolyMedix, Inc., pursuant to which the stockholders of the former PolyMedix, Inc. exchanged their equity ownership interests in the former PolyMedix, Inc. for an aggregate 94% equity ownership interest in the former BTHC II Acquisition Corp. Pursuant to the Agreement and Plan of Merger and Reorganization, the former PolyMedix, Inc. merged with a wholly-owned subsidiary of the former BTHC II Acquisition Corp. and, as such, became a wholly-owned subsidiary of the former BTHC II Acquisition Corp.
     At the time of the merger, the former BTHC II Acquisition Corp. had no operations and no assets or liabilities. Because the stockholders of the former PolyMedix, Inc. exchanged their equity ownership interests in the former PolyMedix, Inc. for an aggregate 94% equity ownership interest in the former BTHC II Acquisition Corp., the former PolyMedix, Inc. was, for accounting purposes, the surviving entity of the merger. Accordingly, all financial information included in this prospectus for periods prior to the merger is for the former PolyMedix, Inc.
     On February 24, 2006, the former BTHC II Acquisition Corp. changed its corporate name to PolyMedix, Inc., and the former PolyMedix, Inc. changed its corporate name to PolyMedix Pharmaceuticals, Inc.

Our Principal Executive Offices
     Our principal executive offices are located at 170 N. Radnor-Chester Road, Suite 300, Radnor, Pennsylvania 19087. Our telephone number is (484) 598-2400 and our website address is www.polymedix.com. Information included or referred to on our website is not a part of this prospectus.

THE OFFERING

Securities Offered:	Up to units. Each unit will consist of share(s) of our common stock and warrant(s) to purchase share(s) of our common stock.

Offering Price:	$ per unit.

Description of Warrants:	The warrants will be exercisable on or after the applicable closing date of this offering through and including close of business on , 20 at an exercise price of $ per share.

Common Stock Outstanding Before the Offering:	59,845,065 shares

Common Stock Outstanding After the Offering:	shares, which does not include shares of common stock issuable upon exercise of the warrants included in the offered units or the shares of common stock issuable upon the exercise of the placement agent warrants.

Use of Proceeds:	We expect to use the proceeds received from the offering to fund our research and development activities, including Phase 2 clinical trials and related activities for PMX-30063 or PMX-60056, and for general working capital needs.

Risk Factors:	See “Risk Factors” beginning on page 8 and the other information in this prospectus for a discussion of the factors you should consider before you decide to invest in the units.
     The total number of shares of our common stock outstanding as of July 27, 2009 is 59,845,065, and excludes:
➢	12,000,000 shares of common stock reserved for issuance upon puts to Dutchess pursuant to our Equity Line;

➢	10,954,000 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $1.40 per share;

➢	4,119,194 additional shares of common stock reserved for issuance under various outstanding warrant agreements, at an exercise price of $1.23, as the same may be adjusted as a consequence of the weighted average anti-dilution provisions contained in such warrant agreements;

➢	2,943,222 additional shares of common stock reserved for issuance under various outstanding warrant agreements, at an exercise price of $1.10;

➢	28,653,495 additional shares of common stock reserved for issuance under the Series A and Series B Warrants, including placement agent warrants, at an exercise price of $1.00; and

➢	14,639,194 additional shares of common stock reserved for future issuance under our stock plans.
     Unless otherwise specifically stated, information throughout this prospectus does not assume the exercise of outstanding options or warrants to purchase shares of our common stock or that we have drawn down on our Equity Line with Dutchess.

RISK FACTORS
     In addition to the other information included in this prospectus and any prospectus supplement, the following factors should be carefully considered in evaluating our business, financial position and future prospects. Any of the following risks, either alone or taken together, could materially and adversely affect our business, financial position or future prospects. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we have projected. There may be additional risks that we do not presently know or that we currently believe are immaterial which could also materially adversely affect our business, financial position or future prospects.
Risks Related to Our Business
We have incurred losses since inception and anticipate that we will continue to incur losses for the foreseeable future.
     We are a development stage company with a limited operating history. As of March 31, 2009, we had an accumulated deficit of approximately $39,779,000. We expect to continue to incur significant and increasing operating losses, in the aggregate and on a per share basis, for the next several years. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity, net current assets and working capital.
     Because of the numerous risks and uncertainties associated with developing new drugs, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Currently, we have no products available for commercial sale, and, to date, we have not generated any product revenue. We have financed our operations and internal growth primarily through the sale of equity securities. We have devoted substantially all of our efforts to research and development, including cGMP manufacturing and cGLP compliant toxicology, safety pharmacology, genotoxicity studies and clinical studies for our clinical product candidates.
If we are unable to meet our needs for additional funding in the future, we will be required to limit, scale-back or cease operations.
     We do not currently have the funding resources necessary to carry out all of our proposed short and long-term operating activities. We estimate that it will cost $65 to $85 million in research, drug development and clinical development costs over 36 — 48 months to file an NDA for PMX-30063 (assuming accelerated approval status is not granted), and a like amount for PMX-60056, in each case assuming adequate and timely financing. Even if we sell all of the securities subject to this offering on favorable terms, of which there can be no assurance, we will still need to obtain additional financing in the future in order to fully fund these product candidates through the regulatory approval process. Costs of our proposed activities unrelated to our two lead product candidates would be in addition to these estimates.
     We believe that our current cash and investment balances, exclusive of any cash to be generated from this offering or the Equity Line, will be sufficient to fund our planned Phase 1 studies for PMX-30063 and PMX-60056, and can fund our operations into the third quarter of 2010. Due to continued weakness in capital markets and our understanding that it may be difficult to secure significant additional financing on favorable terms, we have begun and expect to continue to scale back and delay some of our planned activities in order to prolong our cash resources. Our current cash and investment balances are not sufficient to initiate or fund Phase 2 clinical trials or any of the related development activities for PMX-30063 or PMX-60056. If we are unable to secure adequate additional funding during 2009, through this offering or otherwise, we will further delay, scale-back or eliminate certain of our planned research, drug discovery and development activities and certain other aspects of our operations and our business until such time as we are successful in securing adequate additional funding.
     Our future capital requirements will depend on many factors, including:
➢	success of our clinical trials for PMX-30063 and PMX-60056;

➢	continued progress of and increased spending related to our research and development activities, including our plan to hire additional research and development employees;

➢	the conditions in the capital markets and the biopharmaceutical industry that make raising capital or entering into strategic arrangements difficult and expensive;

➢	progress with preclinical experiments and clinical trials;

➢	ongoing general and administrative expenses related to our being a reporting company;

➢	the cost, timing, and results of regulatory reviews and approvals;

➢	the maintenance of our existing licenses with the University of Pennsylvania and the University of Massachusetts;

➢	the success, timing, and financial consequences of any future collaborative, licensing and other arrangements that we may establish;

➢	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

➢	the costs of commercializing any of our other product candidates;

➢	technological and market developments;

➢	the cost of manufacturing development; and

➢	timing and volume of sales of products for which we obtain marketing approval.
     These factors could result in variations from our currently projected operating and liquidity requirements. Additional funds may not be available when needed, or, if available, we may not be able to obtain such funds on terms acceptable to us. If adequate funds are unavailable, we may be required, among other things, to:
➢	delay, reduce the scope of or eliminate one or more of our research or development programs;

➢	license rights to technologies, product candidates or products at an earlier stage than otherwise would be desirable or on terms that are less favorable to us than might otherwise be available; or

➢	obtain funds through arrangements that may require us to relinquish rights to product candidates or products that we would otherwise seek to develop or commercialize by ourselves.
Funding, especially on terms acceptable to us, may not be available to meet our future capital needs because of the deterioration of the credit and capital markets.
     Global market and economic conditions have been, and continue to be, disruptive and volatile. The debt and equity capital markets have been impacted by significant write-offs in the financial services sector and the re-pricing of credit risk in the broadly syndicated market, among other things. These events have negatively affected general economic conditions and it is uncertain when the credit and capital markets will stabilize or improve.
     In particular, the cost of raising money in the debt and equity capital markets has increased substantially while the availability of funds from those markets has diminished significantly. Also, as a result of concern about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards and reduced and, in some cases, ceased to provide funding to borrowers. Low valuations and decreased appetite for equity investments, among other factors, may make the equity markets difficult to access on terms or unavailable altogether.

     If funding is not available when needed, or is available only on unfavorable terms, meeting our capital needs or otherwise taking advantage of business opportunities may become challenging, which could have a material adverse effect on our business plans.
Development of our proposed product candidates is a lengthy, expensive and uncertain process that requires investment of substantial amounts of time and money that may not yield viable products which may cause our business and results of operations to suffer.
     We face the risks of failure inherent in developing drugs based on new technologies. None of our product candidates have received regulatory approval for commercial sale and our product candidates may never be commercialized. In addition, all of our product candidates are in the early stages of development and several programs are on hold until we are able to obtain and allocate sufficient resources, including financing. During the third quarter of 2008, we commenced clinical trials for the first time with our lead product candidates, PMX-30063 and PMX-60056. We commenced our Phase 1B study for PMX-30063 during the second quarter of 2009 and plan to commence a 1B study for PMX-60056 during the third quarter of 2009. The progress and results of these and any future clinical trials or future pre-clinical testing are uncertain, and if our product candidates do not receive regulatory approvals, our business, operating results, financial condition and cash flows will be materially adversely affected. Our product candidates are not expected to be commercially available for several years, if at all.
     Our development programs require a significant amount of cash to support the development of product candidates. We estimate that it will cost $65 to $85 million in research, drug development and clinical development costs over 36-48 months to file an NDA for PMX-30063 (assuming accelerated approval status is not granted), and a like amount for PMX-60056, in each case assuming adequate and timely financing. Even if we sell all of the securities subject to this offering on favorable terms, we will still need to obtain additional financing in the future. We may not be able to obtain such additional financing on terms acceptable to us or at all.
     In addition, a number of potential drugs have shown promising results in early testing but failed in subsequent clinical trials and/or failed to obtain necessary regulatory approvals. Data obtained from tests are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. Regulatory authorities may refuse or delay approval as a result of many other factors, including changes in regulatory policy during the period of product development.
     Completion of clinical trials may take many years. The length of time required varies substantially according to the type, complexity, novelty and intended use of the product candidate. The FDA monitors the progress of each phase of testing, and may require the modification, suspension, or termination of a trial if it is determined to present excessive risks to patients. The clinical trial process may also be accompanied by substantial delay and expense and the data generated in these studies ultimately may not be sufficient for marketing approval by the FDA. Our rate of commencement and completion of clinical trials may be delayed by many factors, including:
➢	our inability to manufacture sufficient quantities of materials for use in clinical trials;

➢	variability in the number and types of patients available for each study;

➢	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

➢	unforeseen safety issues or side effects;

➢	poor or unanticipated effectiveness of products during the clinical trials; and/or

➢	government or regulatory delays.
Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval and refuse to approve the application by issuing a “not approvable” letter. Furthermore, the FDA may prevent us from marketing a product candidate under a label for its desired indications or place other conditions, including restrictive labeling, on distribution as a condition of any approvals, which may impair commercialization of the product.

We are a development stage company, which makes it difficult to evaluate our existing business and business prospects and increases the risk that the value of any investment in our Company may decline.
     We are a development stage company and to date, our only revenues have been from research grants and contracts. We will not be able to generate revenue from product sales or royalties unless and until we receive regulatory approval and begin commercialization of our product candidates or otherwise out-license our compounds. We are not certain of when, if ever, that will occur. Although we intend to introduce new products, we may not do so. Because the market for our products is relatively new, uncertain and evolving, and because we are a development stage company, it is difficult to assess or predict the growth rate, if any, and the size of this market. We may not develop additional products, a market for our products may not develop, and/or our products may not achieve market acceptance.
If our product candidates are not demonstrated to be sufficiently safe and effective in clinical trials, they will not receive regulatory approval and we will be unable to commercialize them and our business and results of operations will suffer.
     Our product candidates must satisfy rigorous standards of safety and efficacy before they can be approved by the FDA and/or other foreign regulatory authorities for commercial use. The FDA and foreign regulatory authorities have full discretion over this approval process. We will need to conduct significant additional research, involving testing in animals and in humans, before we can file applications for product approval. Typically, in the pharmaceutical industry there is a high rate of attrition for product candidates in pre-clinical testing and clinical trials. Also, satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful. For example, a number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials and in interim analyses. In addition, delays or rejections may be encountered based upon additional government regulation, including any changes in FDA policy, during the process of product development, clinical trials and regulatory approvals.
If we are not able to retain our current management and advisory team and attract and retain qualified scientific, technical and business personnel, our business will suffer.
     We are highly dependent on our executive officers and other key management and technical personnel, including Nicholas Landekic, Richard Scott, Ph.D., Eric McAllister, M.D., Ph.D., Edward Smith, Greg Ford and Bozena Korczak, Ph.D., as well as key members of our advisory team, including William DeGrado, Ph.D. and Gregory Tew, Ph.D. The loss of any of them could have a material adverse effect on our future operations. We presently do not maintain “key person” life insurance policies on any of our personnel.
     Our success is also dependent on our ability to attract, retain and motivate highly trained technical, marketing, sales and management personnel for the development, maintenance and expansion of our activities. We may not be able to retain our existing personnel or attract additional qualified employees. The loss of key personnel or the inability to hire and retain additional qualified personnel in the future could have a material adverse effect on our business, financial condition and results of operation.
Our success is dependent on the continuation of certain licensing arrangements and other strategic relationships with third parties. These arrangements and relationships may not continue and we may not be successful in entering into other similar arrangements and relationships.
     All of our product candidates are licensed from or based upon licenses from either the University of Pennsylvania or the University of Massachusetts. If either or any of these license agreements are properly terminated, our ability to advance our current product candidates or develop new product candidates will be materially adversely affected.
     In addition to these licensing arrangements, we rely on the expertise of Dr. William DeGrado, a Professor of Biochemistry and Biophysics at the University of Pennsylvania, and Dr. Gregory Tew, an Assistant Professor in the Polymer Science and Engineering Department at the University of Massachusetts. If our agreements with either or both of Drs. DeGrado and Tew, were terminated, our ability to advance our current product candidates or develop new product candidates may be adversely affected.
     We depend, and will continue to depend, on these arrangements, and potentially on other licensing arrangements and/or strategic relationships with third parties for the research, development, manufacturing and commercialization of our product candidates. If any of our licenses or relationships are terminated or breached, we may:
➢	lose our rights to develop and market our product candidates;

➢	lose patent and/or trade secret protection for our product candidates;

➢	experience significant delays in the development or commercialization of our product candidates;

➢	not be able to obtain any other licenses on acceptable terms, if at all; and/or

➢	incur liability for damages.
     Licensing arrangements and strategic relationships in the pharmaceutical and biotechnology industries can be very complex, particularly with respect to intellectual property rights. Disputes may arise in the future regarding ownership rights to technology developed by or with other parties. These and other possible disagreements between us and third parties with respect to our licenses or our strategic relationships could lead to delays in the research, development, manufacture and commercialization of our product candidates. These third parties may also pursue alternative technologies or product candidates either on their own or in strategic relationships with others in direct competition with us. These disputes could also result in litigation or arbitration, both of which are time-consuming and expensive, and could require significant time and attention from our management.
Our i.v. antibiotic product candidate or any of our other eligible product candidates may not be granted any of the accelerated development or approval paths by the FDA and, even if any of our product candidates receive such status, development of the product candidate may not be accelerated.
     We believe that our i.v. antibiotic product candidate, which is a systemic antibiotic drug, may be eligible for one of the accelerated development or approval paths under FDA procedures, such as “fast track,” “priority review” or “accelerated approval.” We have not yet applied for any of these designations for our i.v. antibiotic product candidate or any of our other product candidates. Our product candidates may not receive any such consideration. If granted, some of these paths may help to abbreviate the size and scope of the trials required for submission and approval of an NDA and/or to shorten the review time of any such filing. If the FDA grants any of these designations to any of our product candidates, we may then make an application with the FDA with respect to any further development program and corresponding regulatory strategy.
     Even in the event that one of our product candidates is designated for “fast track,” “priority review” or “accelerated approval” status, such a designation does not necessarily mean a faster development process or regulatory review process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Any accelerated designation status may be withdrawn by the FDA if the FDA believes that this designation is no longer supported by emerging data from our clinical development program or for patient safety reasons. Receiving “fast track,” “priority review” or “accelerated approval” status from the FDA does not guarantee that we will qualify for or be able to take advantage of any accelerated development or approval procedures. Even if the accelerated development or approval procedures are available to us, depending on the results of clinical trials, we may elect to follow the more traditional approval processes for strategic and marketing reasons, since drugs approved under “accelerated approval” procedures may be more likely to be subjected to post-approval Phase 4 clinical studies to provide confirmatory evidence that they are safe and effective. If we fail to conduct any such required post-approval studies or if the studies fail to verify that any of our product candidates are safe and effective, our FDA approval could be revoked. It can be difficult, time-consuming and expensive to enroll patients in Phase 4 clinical trials because physicians and patients are less likely to participate in a clinical trial to receive a drug that is already commercially available.

Even if regulatory authorities approve our product candidates, they may not be commercially successful.
     Our product candidates may not be commercially successful because physicians, government agencies and other third-party payors may not accept them. Third parties may develop superior products or have proprietary rights that preclude us from marketing our products. We also expect that most of our product candidates will be very expensive, if approved. If we do obtain regulatory approval for any of our product candidates, we will need to achieve patient acceptance and demand in order to be commercially successful. Patient acceptance of and demand for any product candidates will depend upon many factors, including but not limited to, the extent, if any, of reimbursement of drug and treatment costs by government agencies and other third-party payors, pricing, the safety and effectiveness of alternative products, and the prevalence and severity of side effects associated with our products. If we do not achieve product acceptance and sufficient demand, we will not be able to sell our products and our operating results and financial condition will be materially adversely affected.
We do not currently have sales, marketing or distribution capabilities. If we fail to effectively sell, market and distribute any product candidate for which we receive regulatory approval, our business and results of operations will suffer.
     If we are unable to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to successfully commercialize any of our product candidates that receive regulatory approval in the future. We currently have no sales, marketing or distribution capabilities. In order to successfully commercialize any of our product candidates, we must either internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services.
     If we do not develop a marketing and sales force with technical expertise and supporting distribution capabilities, we will be unable to market any of our products directly. To promote any of our products through third parties, we will have to locate acceptable third parties for these functions and enter into agreements with them on acceptable terms and we may not be able to do so. In addition, any third-party arrangements we are able to enter into may result in lower revenues than we could have achieved by directly marketing and selling our products.
We may suffer losses from product liability claims.
     Any of our product candidates could cause adverse events to patients, such as immunologic or allergic reactions. These reactions may not be observed in clinical trials, but may nonetheless occur after commercialization. If any of these reactions occur, they may render our product candidates ineffective in some patients and our sales would suffer.
     We may be susceptible to product liability lawsuits, from events arising out of the use of product candidates in clinical studies. If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products. Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. We may not be able to avoid product liability claims. Product liability insurance for the pharmaceutical and biotechnology industries is generally expensive, if available at all. If we are unable to protect against potential product liability claims, we may be unable to commercialize our product candidates. A successful product liability claim brought against us in excess of our insurance coverage may cause us to incur substantial liabilities and, as a result, our business may fail.
Due to our reliance on third-party manufacturers, suppliers and research organizations, we may be unable to implement our manufacturing, supply and clinical operations strategies, which would materially harm our business.
     If our current and future licensing, manufacturing and supply strategies are unsuccessful, then we may be unable to complete any future preclinical or clinical trials and/or commercialize our product candidates in a timely manner, if at all. Completion of any potential future pre-clinical trials and commercialization of our product candidates will require access to, or development of, facilities to manufacture a sufficient supply of our product candidates, or the ability to license them to other companies to perform these functions. We do not have the resources, facilities or experience to manufacture our product candidates on our own and do not intend to develop or acquire facilities for the manufacture of product candidates for pre-clinical trials, clinical trials or commercial purposes in the foreseeable future. We intend to continue to license technology and/or rely on contract manufacturers to produce sufficient quantities of our product candidates necessary for any pre-clinical or clinical testing we undertake in the future. Such contract manufacturers may be the sole source of production and may have limited experience at manufacturing, formulating, analyzing, filling and finishing our types of product candidates.
     We also intend to rely on third parties to supply the components that we will need to develop, test and commercialize all of our product candidates. There may be a limited supply of these components. We might not be able to enter into agreements that assure us of the availability of such components in the future from any supplier. Our potential suppliers may not be able to adequately supply us with the components necessary to successfully conduct our pre-clinical and clinical trials and/or to commercialize our product candidates. If we cannot acquire an acceptable supply of components to produce our product candidates, we will not be able to complete pre-clinical and clinical trials and will not be able to commercialize our product candidates.
     In addition, we rely on contract research organizations in conducting clinical trials for our product candidates. We do not have the resources, facilities or experience to conduct clinical studies for our product candidates on our own and do not intend to develop or acquire such resources, facilities or experience in the foreseeable future. The quality, cost and timing of work performed by our contracted contract research organizations has a significant impact on our clinical programs and our business.
If we make technology or product acquisitions, we may incur a number of costs, may have integration difficulties and may experience other risks that could harm our business and results of operations.
     All of our product candidates are licensed from, or based upon technologies licensed from, third parties. We may acquire and/or license additional product candidates and/or technologies in the future. Any product candidate or technology we license or acquire will likely require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in technology product development, including the possibility that the product candidate or product developed based on licensed technology will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any product candidate that we develop based on acquired or licensed technology that is granted regulatory approval will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace. Moreover, integrating any newly acquired product could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.
     Furthermore, proposing, negotiating and implementing an economically viable acquisition or license can be a lengthy, costly and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition or license of product candidates and/or technologies. We may not be able to acquire the rights to alternative product candidates and/or technologies on terms that we find acceptable, or at all. Our failure to acquire or license alternative products and/or technologies could have a material adverse effect on our business, prospects and financial condition.
Failure to effectively manage our growth may have a material adverse effect on our business, results of operations and financial condition.
     If we are successful in obtaining sufficient additional financing to commence Phase 2 clinical trials for one or both of our two lead product candidates, PMX-30063 and PMX-60056, we will need to expand our operations, including hiring of additional personnel. However, we may not be able to effectively grow and expand our business. Successful implementation of our business plan will require management of growth, which will result in an increase in the level of responsibility for management personnel. To manage growth effectively, we will be required to continue to implement and improve our operating and financial systems and controls to expand, train and manage our employee base. The management, systems and controls currently in place or to be implemented may not be adequate for such growth, and the steps taken to hire personnel and to improve such systems and controls might not be sufficient. If we are unable to manage our growth effectively, it will have a material adverse effect on our business, results of operations and financial condition.

We rely on third parties to provide software necessary to the future success of our business.
     Currently, we rely on a non-exclusive license from the University of Pennsylvania to use, copy, perform, display, distribute, modify and prepare derivative works based on three software packages, which include a suite of proprietary computational algorithms that we use in the development, refinement, and testing of our product candidates. If this license agreement is properly terminated by the University of Pennsylvania, our ability to advance our current product candidates or develop new product candidates may be adversely affected.
     In the future, we expect to rely upon the software programs licensed from the University of Pennsylvania, as well as software licensed from other third parties, including software that might be integrated with our internally developed software and used to perform key functions. If we license such third-party software, it is likely that certain of these licenses may not contain favorable terms for us, including duration for limited terms, can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Such licenses may not be available to us on commercially reasonable terms, if at all. The loss of or inability to maintain or obtain licenses on such third party software could result in the discontinuation of, or delays or reductions in, product shipments unless and until equivalent technology is identified, licensed and integrated with our software. Any such discontinuation, delay or reduction would harm our business, results of operations and financial condition. In addition, financial or other difficulties that may be experienced by such third-party vendors may have a material adverse effect upon the technologies that may be incorporated into our products. If such technologies become unavailable, we may not be able to find suitable alternatives, which could harm our business, operating results, and financial condition.
Our executive officers and directors have the ability to significantly influence matters submitted to our stockholders for approval.
     Our executive officers and directors, in the aggregate, beneficially own shares representing approximately 14% of our common stock. Beneficial ownership includes shares over which an individual or entity has investment or voting power and includes shares that could be issued upon the exercise of options and warrants within 60 days after the date of determination. On matters submitted to our stockholders for approval, holders of our common stock are entitled to one vote per share. If our executive officers and directors choose to act together, they would have significant influence over all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these individuals, if they chose to act together, would have significant influence on the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.
Risks Related to our Intellectual Property
The obstacles to procurement and enforcement of our intellectual property and proprietary rights could harm our competitive position by allowing competitors access to our proprietary technology and to introduce competing products.
     We regard our product candidates as proprietary and rely primarily on a combination of patents, trademarks, copyrights, and trade secrets and other methods to protect our proprietary rights. We maintain confidentiality agreements with our employees, consultants and current and potential affiliates, customers and business partners.
     If we fail to secure and then enforce patents and other intellectual property rights underlying our product candidates and technologies, we may be unable to compete effectively. The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success will depend, in part, on our ability, and the ability of our licensors, to obtain and to keep protection for our products and technologies under the patent laws of the U.S. and other countries, so that we can stop others from using our inventions. Our success also will depend on our ability to prevent others from using our trade secrets.

     Our pending U.S. and foreign patent applications may not issue as patents or may not issue in a form that will be advantageous to us. If we do not receive patents for these applications or do not receive adequate protections, our developments will not have any proprietary protection and other entities will be able to make the products and compete with us. Also, any patents we have obtained or do obtain may be challenged by reexamination, opposition or other administrative proceeding, or may be challenged in litigation, and such challenges could result in a determination that the patent is invalid or unenforceable. In addition, competitors may be able to design alternative methods or devices that avoid infringement of our patents. To the extent our intellectual property protection offers inadequate protection, or is found to be invalid, we are exposed to a greater risk of direct competition. Both the patent application process and the process of managing patent disputes can be time consuming and expensive and may require significant time and attention from our management. Furthermore, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.
     In addition, the standards that the United States Patent and Trademark Office, or the U.S. PTO, uses to grant patents can change. Consequently, we may be unable to determine the type and extent of patent claims that will be issued to us or to our licensors in the future, if any patent claims are issued at all. In addition, if the U.S. PTO and/or other patent offices where we file our patent applications increase the fees associated with filing and prosecuting patent applications we would incur higher expenses and our intellectual property strategy could be adversely affected.
     The confidentiality agreements we require of our employees and those which we enter into with other parties may not provide adequate protection for our trade secrets, know-how or other confidential information or prevent any unauthorized use or disclosure or the unlawful development by others. If any of our confidential intellectual property is disclosed, our business may suffer. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate.
We may have to engage in costly litigation to enforce or protect our proprietary technology, which may harm our business, results of operations, financial condition and cash flows.
     The pharmaceutical field is characterized by a large number of patent filings involving complex legal and factual questions, and, therefore, we cannot predict with certainty whether any patents or in-licensed patents will be enforceable. Additionally, we may not be aware of all of the patents potentially adverse to our interests that may have been issued to others. Should third parties file patent applications, or be issued patents, claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the U.S. PTO to determine priority of invention. We, or our licensors, also could be required to participate in interference proceedings involving our issued patents and pending applications of another entity.
     In the event a competitor infringes upon our patent or other intellectual property rights, litigation to enforce our intellectual property rights or to defend our patents against challenge, even if successful, could be expensive and time consuming and could require significant time and attention from our management. We may not have sufficient resources to enforce our intellectual property rights or to defend any patents against challenges from others. If our intellectual property does not provide adequate protection against our competitors’ products, our competitive position and business could be adversely affected.
Our commercial success depends significantly on our ability to develop and commercialize our products without infringing the intellectual property rights of third parties.
     Our commercial success will depend, in part, on our not infringing the patents or proprietary rights of third parties. Third parties that believe we are infringing on their rights could bring actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product or products.
     If we become involved in any litigation, it could consume a substantial portion of our resources, regardless of the outcome of the litigation. If any of these actions are successful, we could be required, in addition to any potential liability for damages, to obtain a license to continue to manufacture or market the affected product, in which case we may be required to pay substantial royalties or grant cross-licenses to our patents. However, any such license may not be available on acceptable terms or at all. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations, as a result of patent infringement claims, which would harm our business.
     We may enter into licensing agreements with third party intellectual property owners for use of their property in connection with our products in order to ensure that such third party’s rights are not infringed. Although we are not aware that any of our intended products would materially infringe the rights of others, a claim of infringement may be asserted against us and any such assertion may result in costly litigation or may require us to obtain a license in order to make, use, or sell our products. Third parties may assert infringement claims against us in the future with respect to current or future products. Any such claims or litigation, with or without merit, could be costly and a diversion of management’s attention, which could have a material adverse effect on our business, operating results and financial condition. Adverse determinations in such claims or litigation could harm our business, operating results and financial condition.
We may be unable to protect the intellectual property rights of the third parties from whom we license certain of our intellectual property or with whom we have entered into other strategic relationships, which may harm our business.
     We are, and will continue to be, reliant upon such third parties to protect their intellectual property rights to this technology. Such third parties may determine not to protect the intellectual property rights that we license from them and we may be unable defend such intellectual property rights on our own or we may have to undertake costly litigation to defend the intellectual property rights of such third parties. We may not continue to have proprietary rights to the intellectual property that we license from such third parties or otherwise have the right to use through similar strategic relationships. Any loss or limitations on use with respect to our right to use such intellectual property licensed from third parties or otherwise obtained from third parties with whom we have entered into strategic relationships could have a material adverse effect on our business, operating results and financial condition.
     Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, most countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may be limited to monetary relief and may be unable to enjoin infringement, which could materially diminish the value of the patent. Compulsory licensing of life-saving products is also becoming increasingly popular in developing countries, through either direct legislation or international initiatives. Such compulsory licenses could be extended to include some of our product candidates, which may limit our potential revenue opportunities.
International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.
     Patent law outside the U.S. is even more uncertain than in the U.S. and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. For example, certain countries do not grant patent claims that are related to the treatment of humans. We may participate in opposition proceedings to determine the validity of our foreign patents or our competitors’ foreign patents, which could result in substantial costs and diversion of our management’s efforts.
Risks Related to our Industry
We may experience delays in obtaining required regulatory approvals in the U.S. to market our proposed product candidates.
     Delays in regulatory approval, limitations in regulatory approval and withdrawals of regulatory approval may have a negative impact on our results of operations. If we experience significant delays in testing or approvals, our product development costs, or our ability to license product candidates, will increase. If the FDA grants regulatory approval of a product, this approval will be limited to those disease states and conditions for which the product has been demonstrated through clinical trials to be safe and effective. Any product approvals that we receive in the future could also include significant restrictions on the use or marketing of our products. Product approvals, if granted, can be withdrawn for failure to comply with regulatory requirements or upon the occurrence of adverse events following commercial introduction of the products. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against our product candidates or us. If approvals are withdrawn for a product, or if a product were seized or recalled, we would be unable to sell or license that product and our revenues would suffer. In addition, outside the U.S., our ability to market any of our potential products is contingent upon receiving market application authorizations from the appropriate regulatory authorities and these foreign regulatory approval processes include all of the risks associated with the FDA approval process described above.
If competitors develop and market products that offer advantages as compared to our product candidates, our commercial opportunities will be limited.
     Other companies have product candidates in development to treat the conditions we are seeking to ultimately treat. If these competitors are able to develop products that are more effective, have fewer side effects, are less expensive or offer other advantages as compared to our product candidates, our commercial opportunities will be limited. Furthermore, if our competitors commercialize competing products before we do, then our ability to penetrate the market and sell our products may be impaired.
     Our competitors include fully integrated pharmaceutical companies and biotechnology companies, universities and public and private research institutions. Many of the organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals, and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to:
➢	attract parties for acquisitions, joint ventures or other collaborations;

➢	license proprietary technology that is competitive with the technology we are practicing;

➢	attract funding; and

➢	attract and hire scientific talent.
     In the antibiotic market, many major pharmaceutical companies, such as GlaxoSmithKline, Pfizer, Bayer, Merck and Sanofi Aventis have already established significant positions. Additionally, many smaller companies, such as Cubist Pharmaceuticals, Oscient Therapeutics, NovaBay Pharmaceuticals, Inc., Ceragenix and Inhibitex either have marketed, or are attempting to enter this market by developing, novel and more potent antibiotics that are intended to be effective against drug-resistant bacterial strains. In the UFH antagonist market, protamine is the only available antidote for and antagonist to UFH and, as such, protamine currently dominates this market. Because of protamine’s virtual monopoly of the UFH antidote/antagonist market, we believe that it may be difficult for our future UFH antidote/antagonist products to penetrate this market. There may be additional competitive products about which we are not aware.
Healthcare reform measures could adversely affect our business.
     The business and financial condition of pharmaceutical companies is affected by the efforts of governmental and third party payors to contain or reduce the costs of healthcare. In the U.S. and in foreign jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system. For example, in some countries other than the U.S., pricing of prescription drugs is subject to government control, and we expect proposals to implement similar controls in the U.S. to continue. The implementation of such additional controls could have the effect of reducing the prices that we are able to charge for any products we develop and sell through these plans. Prescription drug legislation and related amendments or regulations could also cause third-party payors other than the federal government, including the states under the Medicaid program, to discontinue coverage for any products we develop or to lower reimbursement amounts that they pay.

     Further federal, state and foreign healthcare proposals and reforms are likely. While we cannot predict the legislative or regulatory proposals that will be adopted or what effect those proposals may have on our business, including the future reimbursement status of any of our product candidates, the pendency or approval of such proposals could result in a decrease in our stock price or limit our ability to raise capital or to obtain strategic partnerships or licenses.
Because our activities may involve the use of hazardous materials, we may be subject to claims relating to improper handling, storage or disposal of these materials that could be time consuming and costly.
     If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages. Our research and development activities may involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant.
Risks Related to our Capital Stock
     The resale of shares of our common stock by Dutchess Equity Fund, L.P. pursuant to our Equity Line with Dutchess could depress the market price of our common stock.
     We have registered the resale by Dutchess of a maximum of 12,000,000 shares of common stock that may be issued to Dutchess pursuant to our Equity Line. The sale of these shares into the public market by Dutchess could depress the market price of our common stock. The common stock to be issued to Dutchess pursuant to the Investment Agreement with Dutchess will be purchased at a 5% discount to the volume weighted average price (VWAP) of our common stock during the five consecutive trading day period beginning on the trading day immediately following the date of delivery of a put notice by us to Dutchess, subject to certain exceptions. Dutchess has a financial incentive to sell our common stock upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. If Dutchess sells the shares, the price of our common stock could decrease.
Existing stockholders could experience substantial dilution upon the issuance of common stock pursuant to our Equity Line.
     Our Equity Line with Dutchess contemplates the issuance of up to 12,000,000 shares of our common stock to Dutchess, subject to certain restrictions and obligations. If the terms and conditions of the Equity Line are satisfied, and we choose to exercise our put rights to the fullest extent permitted and sell 12,000,000 shares of our common stock to Dutchess, our existing stockholders’ ownership will be diluted by such sales.
We may not be able to access sufficient funds under our Equity Line when needed.
     Our ability to put shares to Dutchess and obtain funds under our Equity Line is limited by the terms and conditions in the Investment Agreement, including restrictions on when we may exercise our put rights, restrictions on the amount we may put to Dutchess at any one time, which is determined in part by the trading volume of our common stock, and a limitation on our ability to put shares to Dutchess to the extent that it would cause Dutchess to beneficial own more than 4.99% of our outstanding shares. In addition, we do not expect the Equity Line to satisfy all of our funding needs, even if we are able and choose to take full advantage of the Equity Line.
Our common stock is thinly traded and the price of our common stock may be negatively impacted by factors that are unrelated to our operations.
     Our common stock is currently quoted on the OTC Bulletin Board. Trading of our stock through the OTC Bulletin Board is frequently thin and highly volatile. The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our business objectives, the results of our clinical trials, trading volume in our common stock, changes in general conditions in the economy and the financial markets, or other developments which affect us or our industry. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.
A decline in the price of our common stock could affect our ability to raise further working capital and adversely impact our ability to continue operations.
     A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital. Because a significant portion of our operations has been and will continue to be financed through the sale of equity securities, a decline in the price of our common stock could be especially detrimental to our liquidity and our operations. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plans and operations, including our ability to develop our product candidates and continue our current operations. If our stock price declines, it may be more difficult to raise additional capital. If we are unable to raise sufficient capital in the future, and we are unable to generate funds from operations sufficient to meet our obligations, we will not be able to have the resources to continue our normal operations.
     The market price for our common stock may also be affected by our ability to meet or exceed expectations of analysts or investors. Any failure to meet these expectations, even if minor, may have a material adverse effect on the market price of our common stock.
When we issue additional shares, in this offering or in the future, it will likely result in the dilution of our existing stockholders.
     Our certificate of incorporation authorizes the issuance of up to 250,000,000 shares of common stock with a $0.001 par value and 10,000,000 preferred shares with a par value of $0.001, of which 59,845,065 common shares were issued and outstanding as of March 31, 2009. We may need to increase our authorized share count in order to issue additional shares of common stock in the future. From time to time we also will increase the number of shares available for issuance in connection with our equity compensation plans. Our board of directors may fix and determine the designations, rights, preferences or other variations of each class or series within each class of preferred stock and may choose to issue some or all of such shares to provide additional financing or acquire more businesses in the future.
     Moreover, in the past, we issued warrants and options to acquire shares of common stock. As of March 31, 2009, we had warrants and options to purchase an aggregate of 46,089,911 shares of our common stock. Warrants to purchase 4,119,194 shares of our common stock have weighted average anti-dilution protection if we sell certain securities at a price per share less than $1.23 per share.
     The issuance of any shares for acquisition, licensing or financing efforts, upon conversion of any preferred stock or exercise of warrants and options, pursuant to our equity compensation plans, or otherwise may result in a reduction of the book value and market price of the outstanding shares of our common stock. If we issue any such additional shares, such issuance will cause a reduction in the proportionate ownership and voting power of all current stockholders. Further, such issuance may result in a change of control of our corporation.
Financial Industry Regulatory Authority (FINRA) sales practice requirements may also limit a stockholder’s ability to buy and sell our common stock.
     FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.
We have never paid dividends on our common stock and do not anticipate paying any in the foreseeable future.
     We have never declared or paid a cash dividend on our common stock and we do not expect to pay cash dividends in the foreseeable future. If we do have available cash, we intend to use it to grow our business.
Sales of a substantial number of shares of our common stock into the public market may result in significant downward pressure on the price of our common stock and could affect your ability to realize the current trading price of our common stock.
     Sales of a substantial number of shares of our common stock in the public market could cause a reduction in the market price of our common stock. To the extent stockholders sell shares of common stock, the price of our common stock may decrease due to the additional shares of common stock in the market.
     Any significant downward pressure on the price of our common stock as stockholders sell their shares could encourage short sales by our stockholders or others. Any such short sales could place further downward pressure on the price of our common stock.
Delaware law, our stockholder rights plan and our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay and discourage takeover attempts that stockholders may consider favorable.
     Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws and applicable provisions of Delaware corporate law may make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors and management. These provisions include:
➢	the ability of our board of directors to issue preferred stock with voting or other rights or preferences;

➢	limitations on the ability of stockholders to amend our charter documents, including stockholder supermajority voting requirements;

➢	requirements that special meetings of our stockholders may only be called by the chairman of our board of directors, our president, or upon a resolution adopted by, or an affirmative vote of, a majority of our board of directors; and

➢	advance notice procedures our stockholders must comply with in order to nominate candidates for election to our board of directors or to place stockholders’ proposals on the agenda for consideration at meetings of stockholders.
     We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval were obtained.
     We review these provisions from time to time. Any delay or prevention of a change of control transaction or changes in our board of directors or management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.
     In addition, we have a stockholder rights plan pursuant to which we distributed rights to purchase shares of our Series C Preferred Stock. The rights become exercisable upon the earlier of ten business days after a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, 15% or more of our common stock then outstanding or ten business days after the commencement of a tender or exchange offer that would result in a person or group beneficially owning 15% or more of our common stock then outstanding. These rights may cause substantial dilution to a person or group that attempts to acquire us (or which otherwise acquires 15% or more of our common stock) on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the negation, purchase or redemption of these rights. Accordingly, these rights could delay or discourage someone from acquiring our business, even if doing so would benefit our stockholders.
Risks Related to this Offering
Our management team will have immediate and broad discretion over the use of the net proceeds from this offering.
     There is no minimum offering amount required as a condition to closing this offering and therefore net proceeds from this offering will be immediately available to our management to use at their discretion. We intend to use the net proceeds to fund our research and development activities, including Phase 2 clinical trials and related activities for PMX-30063 or PMX-60056, and for general working capital needs. Their judgments may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.
You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.
     You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of up to            units offered in this offering at a public offering price of $        per unit, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $        per share, or      %, at the public offering price, assuming no exercise of the warrants. In addition, in the past, we issued options and warrants to acquire shares of common stock. To the extent these options are ultimately exercised, you will sustain future dilution. We may also acquire or license other technologies or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders.
There is no public market for the warrants to purchase common stock in this offering.
     There is no established public trading market for the warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply for listing the warrants on any securities exchange. Without an active market, the liquidity of the warrants will be limited.
The offering may not be fully subscribed, and, even if the offering is fully subscribed, we will need additional capital in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations entirely.
     The placement agents in this offering will offer the units on a “best-efforts” basis, meaning that we may raise substantially less than the total maximum offering amounts. No refund will be made available to investors if less than all of the units are sold. Further, during fiscal 2008 and the first and second quarter of fiscal 2009, we used a significant amount of cash to finance the continued development and testing of our product candidates. If we continue to use cash at this rate we will need significant additional financing, which we may seek to raise through, among other things, public and private equity offerings and debt financing. Any equity financings will be dilutive to existing stockholders, and any debt financings will likely involve covenants restricting our business activities. Additional financing may not be available on acceptable terms, or at all.

USE OF PROCEEDS
     We estimate that the net proceeds to us from the sale of units in this offering, assuming gross proceeds of $        million (which is the amount of gross proceeds received if the offering is fully subscribed), will be approximately $        million, after deducting the placement agent fees and estimated expenses of this offering. In addition, if all of the warrants included in the units offered pursuant to this prospectus are exercised in full for cash, we will receive approximately an additional $        million in cash. We may not be successful in selling any or all of the securities offered hereby. Because there is no minimum offering amount required as a condition to closing in this offering, we may sell less than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us.
     We expect to use any proceeds received from the offering:
➢	to fund our research and development activities, including Phase 2 clinical trials and related activities for our lead product candidates, PMX-30063 or PMX-60056; and

➢	for general working capital needs.
     We estimate that it will cost $65 to $85 million in research, drug development and clinical development costs over 36 — 48 months to file an NDA for PMX-30063 (assuming accelerated approval status is not granted), and a like amount for PMX-60056, in each case assuming adequate and timely financing. Even if we sell all of the securities subject to this offering on favorable terms, of which there can be no assurance, we will still need to obtain additional financing in the future in order to fully fund these product candidates through the regulatory approval process. We may seek such additional financing through public or private equity or debt offerings or other sources, including collaborative or other arrangements with corporate partners, and through government grants and contracts.
     We will have significant discretion in the use of any net proceeds. Investors will be relying on the judgment of our management regarding the application of the proceeds of any sale of the securities.
     We anticipate that the net proceeds obtained from this offering will be used to fund the following initiatives in order of priority (in thousands):

PMX-30063 clinical development	$
PMX-60056 clinical development	$
Other research and development programs	$
General working capital purposes	$

Maximum net proceeds of the offering	$

     We may invest the net proceeds received from this offering temporarily until we use them for their stated purpose.

DILUTION
     Our reported net tangible book value as of March 31, 2009 was $     , or $      per share of common stock, based upon            shares outstanding as of that date. Net tangible book value per share is determined by dividing such number of outstanding shares of common stock into our net tangible book value, which is our total tangible assets less total liabilities. After giving effect to the sale of the units offered in this offering at the offering price of $      per unit, at March 31, 2009, after deducting placement agent fees and other estimated offering expenses payable by us, our net tangible book value at March 31, 2009 would have been approximately      , or $      per share. This represents an immediate increase in net tangible book value of approximately $      per share to our existing stockholders, and an immediate dilution of $      per share to investors purchasing units in the offering.
     The following table illustrates the per share dilution to investors purchasing units in the offering:

Public offering price per unit		$
Net tangible book value per share as of March 31, 2009	$
Increase per share attributable to sale of units to investors	$
As adjusted net tangible book value per share after the offering		$
Dilution per share to investors		$
Dilution as a percentage of the offering price			%
     The foregoing illustration does not reflect potential dilution from the exercise of outstanding options or warrants to purchase shares of our common stock, or from puts of shares of our common stock to Dutchess under our Equity Line.

OUR BUSINESS
     We are a biotechnology company focused on treating life threatening, serious, infectious diseases and acute cardiovascular disorders with synthetic small molecule compounds that mimic the activity of large natural protein molecules, compounds referred to as biomimetics. Using our proprietary computational drug design technology, we have created novel defensin mimetic antibiotic compounds, heparin antagonist compounds (or “heptagonists”) and other drug compounds intended for human therapeutic use. The following chart illustrates the current stage of development of our internally developed pipeline along with planned development timings for our two lead programs that are in clinical development:

*	Program on hold

**	Investigational New Drug Application (or “IND”) or equivalent Canadian Clinical Trial Application

***	Unfractionated heparin (“UFH”) and low molecular weight heparin (“LMWH”)
CLINICAL PROGRAMS
Defensin Mimetic Antibiotic Product Candidates
Market Opportunity
     Worldwide, more than seven million patients are hospitalized each year for bacterial infections, with approximately 49 million total patients being treated for infections annually. In 2002, the estimated number of healthcare associated infections (HAI’s) in U.S. hospitals, adjusted to include federal facilities, was approximately 1.7 million with 99,000 deaths according to a 2007 Public Health Report issued by the Centers for Disease Control. According to a 2001 article published in Emerging Infectious Diseases, healthcare-acquired infections cost approximately $4.5 billion annually in the U.S. The same article estimates that drug-resistant bacteria cause more than 70% of healthcare-acquired infections. A February 2008 report from the Association for Professionals in

Infection Control and Epidemiology estimates that 70% of infections may now be resistant to antibiotics. As drug-resistance continues to spread, the need for potent novel antibiotic drugs increases.
     According to DataMonitor, a provider of healthcare market analysis data, the world’s antibiotic market was approximately $25.5 billion in 2005 after growing at a compound annual growth rate of 5.1% between 2001 and 2005 and the hospital antibiotic market across the world’s seven major markets was $7.9 billion in 2006 (MIDAS sales data, IMS Health, March, 2007). DataMonitor further estimates that the U.S. market for all antibiotic drugs was approximately $10.8 billion in 2004. The portion of the antibiotic market that we initially intend to target is the North American acute-care hospital market. This market includes intravenous or subcutaneously infused products that are administered, or at least prescribed, in the hospital. According to IMS Health, another leading provider of healthcare market analysis data, the size of this market during the twelve months ended August 2004 was approximately $3 billion.
Host Defense Proteins
     Our small molecule defensin mimetic antibiotic product candidates mimic the activity of host defense proteins. Host defense proteins are part of the innate immune system. In the human body, host defense proteins primarily exist in the respiratory tract, the urogenital tract, the gastrointestinal track and the epidermal tissues under the skin, all locations where microbial pathogens first enter the human body, and represent a first line of defense against bacterial attack. Host defense proteins act rapidly against bacteria, unlike other parts of the immune system that take longer to work.
     Host defense proteins use a simple, but effective method for killing bacteria by targeting bacterial membranes and disrupting them. At low doses, these antimicrobial proteins associate in membranes causing membrane thinning and formation of transient pores leading to membrane permeabilization and leakage of cellular ions and metabolites, which results in the killing of the bacterial cell. At higher doses, they cause generalized disruption of the bilayer structure of the membrane, leading to the complete breakdown of the bacterial membrane and leakage of cellular contents, which results in the killing of the bacterial cell.
     Antibiotics on the market today generally target specific molecular targets in bacteria and many must enter the bacteria cell to work. Bacterial cells can become resistant to antibiotics through:
➢	genetic mutations that modify the molecular targets themselves, rendering them invulnerable to the antibiotic in question; or

➢	metabolic responses that cause the cell to pump out foreign agents, preventing the antibiotics from accessing the molecular targets.
     By contrast, host defense proteins physically disrupt the cell from the outside. The mechanism of action of the host defense proteins makes it difficult for bacteria to develop resistance because of several reasons:
➢	they do not have to enter the bacterial cell to work;

➢	they act quickly, killing bacteria within minutes of exposure, thereby limiting the bacterial response time; and

➢	in order to develop effective defenses, the bacteria would have to alter the structure of its cell membrane, which is a highly complex multi-step response that would likely reduce the ability of the newly mutated bacteria to grow and survive in a natural environment due to changes in membrane transport of essential nutrients and wastes.
     It has been documented in many studies published by the American Society of Microbiology and others that susceptible bacteria do not readily develop resistance to host defense proteins under experimental conditions where resistance readily develops against conventional antibiotics. Furthermore, bacteria remain sensitive to the host defense proteins despite hundreds of millions of years of evolution in which bacteria have been exposed to host defense proteins’ antimicrobial mechanism of action.
     Another favorable attribute of host defense proteins is that they selectively target bacteria and not mammalian cells, by recognizing the differences in the composition of bacterial and mammalian cell membranes.

The outer surface of bacterial cell membranes is more negatively charged than mammalian cells. Bacterial cell membranes also lack cholesterol, an essential component of all mammalian membranes. Host defense proteins specifically target membranes that lack cholesterol and have a high degree of negative electrical charge. Therefore, they selectively attack bacterial cell membranes while mitigating harm to mammalian cells.
     We believe that the host defense proteins provide an attractive mechanistic approach for the development of a new type of antibiotic therapeutic drug due to their strong antimicrobial activity, unique mechanism of action for which bacterial resistance appears less likely to develop, and selective targeting of bacteria but not mammalian cells. Attempts were made in the past by other companies to develop natural host defense proteins as novel antibiotics. Those products lacked robust activity in models of systemic infection, and were studied for niche topical applications, likely as a result of their limited systemic availability. None of them has been successfully commercialized to date because of difficulties relating to some of the inherent complexities associated with protein drugs: a lack of systemic bioavailability and stability. For systemic applications, all protein drugs have a number of limitations, including often not being bioavailable with either injectable or oral administration, often expensive to produce, often unstable even with intravenous administration, and at risk of eliciting immunological reactions which can neutralize their activity.
Our Approach
     We have developed PMX-30063, our lead defensin mimetic antibiotic product candidate, and other novel small molecule defensin mimetic antibiotics that mimic the activity of host defense proteins. We are seeking to commercialize these defensin mimetic compounds as antibiotics in a variety of forms to combat drug-resistant bacterial infections. PMX-30063 and our other defensin mimetic antibiotic product candidates are completely synthetic, which make them easier and less expensive to produce than proteins. Importantly, our small molecule compounds demonstrate activity in animal models of systemic infection, activity that was lacking in others’ past attempts to develop natural host defense proteins as systemic agents. These defensin mimetic antibiotic product candidates may be developed in a variety of formulations, including injectable, tablet and topical, for a wide range of antibiotic applications. The results of our preclinical experiments for PMX-30063 and our other defensin mimetic antibiotic product candidates suggest several advantages compared to other marketed antibiotics. Such advantages include:
➢	Broad spectrum of activity, including against resistant bacterial strains. By acting on bacterial cell membranes, we believe our antibiotics will be effective against a broad range of Gram-positive and Gram-negative pathogens. In our in vitro efficacy studies, our defensin mimetic antibiotic product candidates as a class demonstrated potent antibacterial activity on hundreds of common bacterial pathogens. To support our initial clinical target of broad treatment of Staphylococcus infections, we have also demonstrated activity against 148 different strains and species of Staph, including 89 drug-resistant strains. The antibacterial activity of our defensin mimetic antibiotic product candidates has also been demonstrated in animal models of systemic infections.

➢	Lower likelihood for the development of drug-resistance. It is very difficult for bacteria to develop drug resistance to natural antimicrobial host defense proteins because these proteins act on bacterial membranes rather than on a single, mutable molecular target, such as an enzyme. Because our defensin mimetic antibiotic product candidates are designed to have the same mechanism of action as host defense proteins, we anticipate they will have a similar lower likelihood of developing bacterial resistance compared to conventional antibiotics. This reduced likelihood of bacterial resistance has been demonstrated in laboratory serial passage experimental studies.

➢	Potentially faster acting than other antibiotics. In time-kill studies, our defensin mimetic antibiotic product candidates act quickly when bacteria are exposed to them. We observed bactericidal activity in a matter of minutes after exposure to our defensin mimetic antibiotic product candidates. In contrast, many currently marketed drugs can take hours or even several days to show effect.
PMX-30063 Clinical Development
     We have scaled up synthesis of drug substance and manufactured clinical supplies for our lead antibiotic compound, PMX-30063, under current Good Manufacturing Practice (“cGMP”) conditions. The current Good Laboratory Practice (“cGLP”) compliant toxicology, safety pharmacology and genotoxicity studies have been completed, which indicate that an effective therapeutic index for PMX-30063 may be achieved. Our first product candidate is an i.v. formulation initially intended for the treatment of complicated skin and soft tissue infections, caused by strains of Staph bacteria. Future applications may include other infections such as gynecological or abdominal. We anticipate that the bacterial targets of PMX-30063 will include drug resistant strains, particularly broadly targeting the various strains of Staph bacteria. In the future, we also hope to expand indications to also potentially include other bacterial strains.
Clinical Studies to Date
     In December 2008, we completed and announced positive results from our single dose escalation clinical study of healthy volunteers receiving PMX-30063 at various dose levels (Phase 1A). This ascending single-dose intravenous pharmacokinetic and safety study met the necessary Phase 1 goals of defining both a limiting single dose and the plasma distribution/elimination kinetics. In this study, the dose was not limited by any measurable clinical or laboratory parameters. A subjective syndrome of parasthesias was identified, appearing only at the higher dosages and consisting of abnormal neuronal sensations often likened to dental anesthesia. These effects were graded as mild to moderate by investigators or subjects, but their reproducibility and dose-proportionality allowed dose-escalation to be successfully concluded after achieving levels well in excess of the expected therapeutic range. The effects were temporary and resolved on their own. The same study provided detailed information on the time course of the drug during and after dosing. These pharmacokinetics appear favorable for therapeutic use of the drug. The half-time for elimination from the plasma was approximately 15 hours, allowing for flexibility in dosing to obtain optimal peak and trough drug levels.
Planned Clinical Studies
     During the second quarter of 2009 we commenced a multi-dose study of healthy volunteers who will receive PMX-30063 at various dose levels (Phase 1B). The primary endpoint for the two Phase 1 studies is a safety assessment. We have conducted and plan to continue to conduct the Phase 1 studies to United States standards, submit an IND with the FDA before commencing Phase 2 studies in the United States, and ultimately seek regulatory approval in the United States.
     After Phase 1, our plan is to investigate and, if appropriate and possible, pursue one of the accelerated development and/or review processes, which may be granted by the FDA to speed up the review process for products that address an unmet medical need. These paths include: “fast track,” which is based on recognition by the FDA of medical need; “priority review,” which provides for a six-month review time after filing of a New Drug Application (“NDA”) and “accelerated approval,” under which drugs for serious or life threatening disorders for which there is an unmet medical need may be approved based on Phase 2 clinical data or surrogate clinical markers, with a requirement to complete studies and show clinical outcomes. If a compound is granted one of these designations, it may help to abbreviate the size and scope of the trials required for submission and approval of an NDA and may help shorten the review time of any such filing. Drugs to treat HIV, the virus that causes AIDS, are examples of agents that have been approved under “accelerated approval” provisions. We believe that use of PMX-30063 as an antibiotic would address an unmet medical need; however, the FDA may not grant PMX-30063 any of these designations that would allow for accelerated development and/or review status. See the section entitled “Risk Factors” for a further discussion of the risks associated with our intention to apply for such accelerated development and/or review status.
     If PMX-30063 is not granted accelerated approval status, we estimate that it will cost $65 to $85 million in research, drug development and clinical development costs over 36-48 months to file an NDA for this product candidate. In the event that we are granted “fast track,” “priority review” or “accelerated development” status by the FDA, it is possible that both the time and cost to file an NDA could be significantly less than these estimates. The exact extent of these potential time and cost savings can only be determined based on future discussions with the FDA. In any case, we do not currently have the funding resources necessary to carry out all of our proposed short and long-term operating activities. We believe that our current cash and investment balances, exclusive of any cash to be generated from this offering or the Equity Line, will be sufficient to fund our planned Phase 1 studies for our lead product candidates, including PMX-30063, and can fund our operations into the third quarter of 2010. Due to continued weakness in capital markets and our understanding that it may be difficult to secure significant additional financing on favorable terms, we have begun and expect to continue to scale back and delay some of our planned activities in order to prolong our cash resources. Our current cash and investment balances are not sufficient to initiate or fund Phase 2 clinical trials or any of the related development activities for either of our lead product candidates, including PMX-30063.
     If we are unable to secure adequate additional funding during 2009, through this offering or otherwise, we will further delay, scale-back or eliminate certain of our planned research, drug discovery and development activities and certain other aspects of our operations and our business until such time as we are successful in securing adequate additional funding.
     In April 2004, we received a Small Business Innovation Research, or SBIR, grant of $238,000 from the National Institute of Health (NIH) to conduct animal testing of our product candidates. Research under this grant was completed and, in March 2006, we received a Phase 2 SBIR grant of $2.9 million over three years in support of our development of an i.v. antibiotic product candidate.
Preclinical Experiments
     Our preclinical research indicates that PMX-30063, our lead defensin mimetic antibiotic product candidate, has a number of favorable attributes, including relatively low molecular weight, potent and broad spectrum antibacterial activity, low cytotoxicity, good tolerance in acute toxicity and repeat dose animal experiments and strong efficacy in animal models of bacterial infection. Our defensin mimetic antibiotic product candidates have demonstrated efficacy in preclinical experiments against strains of bacteria that are currently resistant to one or more classes of currently available antibiotics. Due to the novel mechanism of action of our product candidates and the results of our preclinical research, we believe it is less likely that resistance will develop against our defensin mimetic antibiotic product candidates compared with conventional antibiotic drugs. The results of certain of our preclinical experiments for PMX-30063 are discussed below.
Bacterial Resistance
     We employed a serial passage method to measure the potential development of bacterial drug resistance to PMX-30063. In serial passage experiments, bacteria are repeatedly exposed to sub-lethal concentrations of a drug, which accelerates the over-growth of mutant forms of bacteria that are resistant to the action of an antibiotic drug. In our experiments, we compared PMX-30063 with norfloxacin, a widely used broad-spectrum antibiotic drug. Resistance by Staph bacteria, including MRSA, was readily observed for norfloxacin, whereas no resistance was observed for PMX-30063. In similar studies performed by a contract research organization, no resistance developed to PMX-30063, or to our other defensin mimetic antibiotic compounds, when bacterial strains that were resistant to other antibiotics were used in the test. These results are consistent with those that have been previously demonstrated with host defense proteins.
Pharmacokinetics
     Pharmacokinetics is the study of how a compound behaves in the body. Efficacy studies determine how effective a compound is for its intended use, in this case, PMX-30063 as an antibiotic agent. Pharmacokinetic and efficacy studies are performed to establish the most effective dosage levels. Pharmacokinetic analysis has been completed for PMX-30063 in a mouse model. In these experiments, blood samples were collected at nine time points over 24 hours and quantified. One of the important measurements in these blood sample studies is half-life, which measures the time it takes for half of an administered dose of compound to be cleared from the body. These measurements guide how often a compound needs to be administered. PMX-30063 generally exhibited half-lives in the range of 0.81 hours to 2.66 hours in animals, which is comparable to the half-life in rodents of several antibiotics widely used in the hospital setting.
     Proteins and other components in blood can have significant effects on the activities of drug candidates, such as loss of antimicrobial activity. Our preclinical research suggests that PMX-30063 is stable and the antimicrobial activity is maintained in the presence of blood serum. These serum-effect profiles compare very favorably with many marketed antibiotic drugs.

In Vitro Activity
     PMX-30063 has demonstrated potent and selective in vitro antibacterial activity. In our preclinical experiments, PMX-30063 demonstrated potent activity against both Gram-positive and Gram-negative bacteria, two general classes of bacteria, as well as fungi. Potent activity is found against bacteria isolated from human infections including three important hospital pathogens, MRSA, vancomycin-resistant S. aureus, and vancomycin resistant enterococcus. Additionally, PMX-30063 was active against Staphylococcal isolates that were no longer susceptible to daptomycin or linezolid. Overall, our defensin mimetic antibiotic compounds as a class have demonstrated in the pre-clinical studies antimicrobial activity against a broad spectrum of over 100 strains of bacteria, including clinical isolates of Gram-positive and Gram-negative bacteria.
In Vitro Metabolism
     Metabolism studies seek to determine what happens to a compound after it has been administered to a body, if it is changed in the body, and how it may be eliminated from the body. PMX-30063 has been tested for stability in the presence of mouse and human liver hepatocytes to investigate the extent to which liver metabolism could be a factor upon compound administration. PMX-30063 demonstrated high stability in the presence of liver hepatocytes. PMX-30063 was also stable in blood plasma from rats, dogs and humans. These data suggest that PMX-30063 should be metabolically stable.
Animal Efficacy and Toxicology Studies
     The following animal efficacy and toxicology data provides important proof-of-concept information that we believe supports development of PMX-30063 as a novel antibacterial agent for systemic infections. We have conducted additional efficacy studies in both mice and rats using intravenous infusions to examine the activity of PMX-30063 in validated models of bacterial infection to find a dosing regimen that would maximize the tolerability of PMX-30063. Additional pharmacokinetic, toxicology and safety pharmacology studies were also conducted to evaluate PMX-30063.
     Thigh burden model. The thigh burden model is a widely used and accepted animal model for evaluating antibacterial activity of antibiotic drugs, such as PMX-30063, in animals. Mice were inoculated in the thigh muscle with S. aureus and then treated with PMX-30063 by intravenous bolus administration. PMX-30063 significantly reduced the bacterial burden in thighs compared to the inoculated control treatment of saline even when first administered one hour after inoculation with bacteria.
     Sepsis model. We also tested the antibacterial efficacy of PMX-30063 in a mouse sepsis model. In our studies, we infected mice with S. aureus at 100 times the lethal dose through injections into the body cavity. These animals were then treated with either vancomycin or PMX-30063. All animals were observed for mortality over seven days following treatment. This is a stringent test of a compound as it involves a severe infection and the drug must both work quickly, and be able to reach many body compartments from the bloodstream at sufficiently high concentrations to kill the infectious bacteria for the animals to survive. When left untreated, the infected mice all died within one to two days. Mice treated with PMX-30063 demonstrated comparable to superior survival rates to mice treated with vancomycin. These studies demonstrate that when delivered intravenously, PMX-30063 can be distributed throughout the body and reach the compartments needed to effectively treat bacterial infection.
     Toxicology Testing. Toxicology studies are done to determine the difference between the dose at which a compound is effective and the dose at which it demonstrates toxicity. These studies and measurements are done to determine the ratio between the toxic and effective doses. This ratio is referred to as the therapeutic index or selectivity ratio. The cGLP compliant toxicology, safety pharmacology and genotoxicity studies have been completed, which indicate that an effective therapeutic index for PMX-30063 may be achieved.
Heptagonist Product Candidate
     UFH and LMWH are blood clot prevention drugs, which are commonly used in numerous post-surgical applications as anti-coagulants. Overdoses of UFH or LMWH are dangerous due to potentially life-threatening bleeding. While widely used, UFH and LMWH have the risk of adverse bleeding side effects, which requires frequent monitoring.
Market Opportunity
Unfractionated Heparin (UFH)
     Protamine is the only available reversing agent for UFH. Protamine is used both as an antidote in the event of overdose, and more commonly in standard treatment as a reversing agent following coronary artery bypass grafts (CABG, or “bypass” procedures), in which standard practice involves administering UFH while the patient is on the heart-lung bypass machine to prevent blood clots from forming in the machine and which could then cause problems when the blood is re-infused to the patient. However, protamine has many significant potential adverse effects, including:
➢	unpredictable efficacy, resulting in variable inter-patient activity;

➢	anticoagulant activity of protamine can actually increase and worsen the anticoagulant activity of UFH, and which requires complex dose-titration and careful administration of often several doses;

➢	allergic anaphylactic reactions in some patients due to the fact that protamine is a biological product derived from fish sperm;

➢	inferior fibrokinetics, or clot formation, can result in leaky clots and in more serious cases rebound bleeding may occur; and

➢	immunogenic reactions with antibodies formed after sensitization to protamine in patients who have previously received protamine can impact efficacy and result in severe reaction; some patients, such as diabetic patients receiving zinc insulin, or males who have undergone vasectomy, may have pre-existing antibodies that could pre-dispose them to sensitivity to protamine.
     As a result, we believe there is a significant medical and market need for a safer UFH antagonist. Worldwide, we estimate approximately two million extracorporeal blood procedures, including cardiothoracic procedures, are performed that utilize heparin and may require UFH reversal, and eight million doses of protamine are used annually (IMS data). We believe our hepatagonists will be a safer alternative to protamine.
Low Molecular Weight Heparin (LMWH)
     The LMWHs are often used for longer term prevention of blood clots (thrombophylaxis), in indications such as deep vein thrombosis (DVT), in patients who have had heart attacks (post MI), and in cancer patients. All of these patient groups are at risk of developing potentially life-threatening blood clots, and are given anti-clotting drugs including LMWHs to prevent dangerous clot formation. Because of their benefits, LMWHs are being increasingly used, with worldwide sales of approximately $4 billion in 2005 (according to IMS/RDN Insight), and we estimate are used by approximately 12 million patients annually.
     While having favorable risk/benefit characteristics, a number of clinical studies have shown that there is a significant incidence of bleeding in patients who receive LMWHs. Most studies generally show that 1%-4% of patients experience serious, life-threatening bleeding, and up to 20% may experience clinically significant bleeding. Protamine is not considered reliably effective and is not approved for reversal of LMWH. In patients who experience bleeding problems while on LMWH, current care may involve hospitalization, blood transfusions, and surgery, which can be expensive and unreliable.
     LMWHs are not currently used in acute surgical settings, such as cardiothoracic procedures, because of the lack of a reversing agent. The long half-life of LMWH products of up to 24 hours, while an advantage for longer-term administration, can be a major disadvantage if a patient has a major bleeding episode or must be re-operated on shortly after surgery. If clotting time is prolonged due to systemic LMWH, re-operation may not be possible. There currently are no antidotes for LMWH on the market. The availability of an antidote to LMWH could allow these drugs to be used in cardiothoracic surgical procedures, as well as used in patients who are currently contraindicated for LMWH or who may need to undergo re-operation. Thus, an LMWH antagonist could substantially increase the market and sales of LMWH drugs, thereby also increasing the need and market for a LMWH antagonist such as our heptagonist product candidate.
Product Opportunity
     We believe that an antagonist to UFH and LMWH is an attractive product opportunity for the following reasons:
➢	Unmet medical need. We believe that a safer antagonist to UFH and an effective and safe antagonist for LMWH would address a large unmet medical need;

➢	Ease of clinical trials. The reversal of the blood clotting effects of UFH and LMWH provides an effective and easily measured end point for human trials;

➢	Attractive companion product for an LMWH. An LMWH-antagonist offers the possibility to increase market share of a proprietary brand of LMWH and also provide significant differentiating advantages versus other LMWH products without a companion antagonist;

➢	Predictive preclinical models. The method and laboratory measurement of clotting time in animals is identical to the methodology needed in human clinical trials and should be predictive of efficacy;

➢	Pricing. If our product candidates are approved by the FDA and marketed, we believe that such products would have reasonable cost of goods and attractive gross margins; and

➢	Focused acute care markets. Use of UFH and LMWH is concentrated in hospitals, which could be addressed by a small sales force.
Our Approach
     UFH and LMWH are composed of sulfated polysaccharides, which provide an attractive target for the structure based design of novel molecules. Based on a model for the three-dimensional structure of these molecules, we have produced a series of compounds that were designed and intended to bind to the critical pentasaccharide site found on both UFH and LMWH. In preclinical experiments, our compounds have demonstrated efficacy at sub-micromolar concentrations, and the ability to reverse the effect of both UFH and LMWH in whole human blood. Furthermore, we believe these compounds function with a high degree of specificity. We have synthesized and screened a number of compounds that demonstrate reversal of both UFH and LMWH resulting in the normalization of blood clotting time.
     Our objectives in this program are to develop a product that:
➢	is as effective as protamine in reversing the anticoagulant effect of UFH;

➢	is safer than protamine;

➢	is easy to use;

➢	has superior fibrokinetic activity (less deleterious impact on clot formation than protamine);

➢	is less sensitizing than protamine; and

➢	is effective in reversing the anticoagulant effect of LMWH.

     We believe that a heptagonist with these attributes could replace protamine for its current uses, expand the heparin reversal market by introducing a reversing agent for LMWH, provide a new treatment for patients receiving LMWH and who experience bleeding complications and require reversal, and further expand the LMWH market by allowing physicians to more widely use LMWH.
PMX-60056 Clinical Development
     We have scaled up synthesis of drug substance and manufactured clinical supplies for PMX-60056, under cGMP conditions. cGLP compliant toxicology, safety pharmacology and genotoxicity studies have been completed, which indicate that an effective therapeutic index for PMX-60056 may be achieved. During the third quarter of 2009, we plan to commence a pilot study of heparinized subjects who receive PMX-60056 at various increasing dose levels. While the primary endpoint is a safety assessment, we will also be able to gather efficacy data in this pilot clinical study.
Clinical Experiments to Date
     In March 2009, we successfully completed our first-in-man clinical study with the novel heparin antagonist drug PMX-60056. This ascending single-dose intravenous pharmacokinetic and safety study met the necessary Phase 1 goals of defining both a limiting single dose for ten-minute infusions and also the plasma distribution/elimination kinetics for the drug in the absence of heparin. This first study has demonstrated that PMX-60056 can be given safely in the absence of heparin if ten-minute infusions include less than 0.4 mg/kg. The data suggest that the limiting side effect of hypotension is related to peak plasma drug level, which means that slower infusions could allow delivery of more drug. To investigate this possibility, we plan to study slower infusions, of twenty and potentially thirty minutes, in an extension of this study. These longer infusions are expected to allow higher doses to be given, and will add support for potential clinical studies for the reversal of LMWH, which may require greater total amounts of drug to be administered. Analysis of the plasma-level assays indicates that a single-compartment model is consistent with the observed data, and the plasma elimination half-time is 1.5 to 2.5 minutes in the dosage range administered.
Planned Clinical Studies
     We estimate that it will cost $65 to $85 million in research, drug development and clinical development costs over 36-48 months to file an NDA for PMX-60056. We do not currently have the funding resources necessary to carry out all of our proposed short and long-term operating activities. We believe that our current cash and investment balances, exclusive of any cash to be generated from this offering or the Equity Line, will be sufficient to fund our planned Phase 1 studies for our lead product candidates, including PMX-60056, and can fund our operations into the third quarter of 2010. Due to continued weakness in capital markets and our understanding that it may be difficult to secure significant additional financing on favorable terms, we have begun and expect to continue to scale back and delay some of our planned activities in order to prolong our cash resources. Our current cash and investment balances are not sufficient to initiate or fund Phase 2 clinical trials or any of the related development activities for either of our lead product candidates, including PMX-60056.
     If we are unable to secure adequate additional funding during 2009, through this offering or otherwise, we will further delay, scale-back or eliminate certain of our planned research, drug discovery and development activities and certain other aspects of our operations and our business until such time as we are successful in securing adequate additional funding.
     In October 2007, we received a Small Business Innovation Research, or SBIR, grant of $100,000 from the National Institute of Health (NIH) to support the development of biomimetic compounds, such as PMX-60056, as anti-coagulant antagonists. In June 2009, we received a Phase II SBIR grant in the amount of $923,080, to be disbursed over two years, to support the development of LMWH anticoagulant reversing agents.
Preclinical Experiments
     One laboratory model used to evaluate the activity of an antagonist to a blood clot prevention drug (UFH or LMWH) is the measurement of time it takes for blood or plasma to clot, with and without antagonist (PMX-60056), in the presence of the blood clot prevention drug. PMX-60056 was able to neutralize the activity of both UFH and LMWH products, as measured by normalization of clotting time or normalization of various enzyme activities involved in clot formation. For example, in one experiment normal untreated blood required 28 seconds to clot. When UFH was added to the human plasma, clotting time increased to more than 300 seconds. When PMX-60056 was added to plasma that had been treated with UFH, the clotting time was normalized. PMX-60056 was also able to neutralize UFH in whole human blood. Normalization of clotting time with PMX-60056 occurred at similar concentrations as that for protamine, indicating comparable potencies for antagonism of UFH in human plasma and blood between PMX-60056 and protamine. PMX-60056 also effectively reversed the anti-coagulant activities of several different clinical preparations of LMWH in human plasma or whole blood.
     In pre-clinical studies, PMX-60056 has been shown to have distinct potential advantages over protamine in two safety and efficacy-related assays. Protamine significantly impaired the aggregation of platelets (necessary for normal clot formation) whereas PMX-60056 had little effect on platelet aggregation. Furthermore, when PMX-60056 reversed the effects of UFH or LMWH it also restored the normal rate and extent of clot formation. However, when protamine was used to reverse UFH or the LMWHs, normal rates and extent of clot formation were not achieved. In the selection of a safe and effective compound to control and prevent bleeding in the presence of an anti-coagulant, we believe that platelet aggregation and restoration of normal clot formation will be critically important factors for choosing the preferred agent.
     PMX-60056 rapidly restored normal clotting time in UFH-treated rats and dogs. For example, when rats were administered UFH at an i.v. dose of 75 U/kg, clotting time was greater than 120 seconds. Treatment with PMX-60056 after UFH administration restored clotting time to normal (approximately 12-15 seconds) within 1 minute after PMX-60056 treatment at an i.v. dose of 2 mg/kg. In other experiments with UFH-treated rats, normal clotting time was rapidly restored at i.v. dosages of 0.5 and 1.0 mg/kg of PMX-60056. In dogs treated with 300 U/kg UFH, clotting time was greater than 120 seconds. Treatment with an i.v. dose of 4 mg/kg PMX-60056 restored normal clotting time by the first time point examined, which was 5 minutes after compound administration.
     Our belief that the safety of PMX-60056 is supported by in vitro hemolysis assays where the sensitivity, or lysis, of human erythrocytes (red blood cells) was examined in the presence of increasing concentrations of PMX-60056. In these assays, PMX-60056 was not hemolytic at concentrations that far exceed the expected therapeutic levels. Single dose toxicity studies in mice demonstrated that PMX-60056 was well tolerated, indicating that an effective therapeutic index, which measures the difference between effective doses and toxic doses, may be achieved. Other safety studies measuring hemodynamic effects (heart rate and blood pressures) in the rat and cardiovascular responses (EKG, heart rate and blood pressures) in dogs also indicated that an effective therapeutic index for PMX-60056 may be achieved.
     Toxicology Testing. Toxicology studies are done to determine the difference between the dose at which a compound is effective and the dose at which it demonstrates toxicity. These studies and measurements are done to determine the ratio between the toxic and effective doses. This ratio is referred to as the therapeutic index or selectivity ratio. The cGLP compliant toxicology, safety pharmacology and genotoxicity studies indicated that an effective therapeutic index for PMX-30063 may be achieved.
PRECLINICAL PROGRAMS:
     In addition to our clinical programs for PMX-30063 and PMX-60056, we have conducted preclinical studies for other product candidates that are described below. These preclinical programs are either currently on hold or are not actively being pursued until such time as we are able to obtain and allocate sufficient resources, including financing. Further, we may consider expanding or initiating other development activities as our resources allow.
Defensin Mimetic Antibiotics
     To balance the financial rate of return with risk and timing to market, we also intend to resume pre-clinical development of PMX-30063 and other defensin mimetic antibiotic compounds for both topical and oral antibiotic applications. These programs are currently on hold until we are able to obtain and allocate sufficient resources, including financing. The initial topical application we are pursuing is an ophthalmic topical antibiotic for the treatment of eye infections, and the initial oral application is a non-absorbed oral antibiotic for the treatment of gastrointestinal infections such as Clostridium difficile. With sufficient resources, we plan to advance pre-clinical development and file additional INDs for the ophthalmic topical and non-absorbed oral antibiotic indications in the future.
     We are also evaluating our defensin mimetic antibiotic compounds for a number of other topical and local applications, including topical antibiotic use for skin structure infections, oral healthcare applications for treatment of periodontal disease, a type of gum disease, topical treatment for ear infections, topical treatment of fungal infections, topical treatment of acne, and a variety of non-therapeutic applications in personal care and materials applications.
     We are also exploring the potential use of our defensin-mimetic antibiotics for the treatment of other infectious diseases. In particular, recent pre-clinical studies by us and our academic collaborators have shown activity of certain of our compounds for potential use against tuberculosis and malaria. We intend to seek grants and other funding sources to continue the development of compounds for these applications.
Medical Device, Industrial and Consumer Applications
     We have conducted preliminary experiments which demonstrate that polymer derivatives of our compounds, such as PMX-70004 and PMX-50003, which we refer to as our antimicrobial polymers, may be used as effective antimicrobial agents as additives to materials. In one experiment, we coated glass slides with a polyurethane plastic film. One of our antimicrobial polymers (0.1% concentration) was then infiltrated into the polyurethane material using solvent and dried. The slides were placed in a bacteria-rich nutrient broth for 72 hours to ascertain growth of bacterial colonies on the submerged surfaces. After 72 hours, uncoated glass slides and slides coated with polyurethane alone were covered with many bacterial colonies. In contrast, slides coated with polyurethane film containing our antimicrobial polymer showed no bacterial growth.
     Similar experiments have been performed in which solid polyurethane plastic disks were created with one of our antimicrobial polymers directly mixed into the polyurethane plastic matrix. These disks were then immersed in bacteria-rich broth for 24 hours. After 24 hours, plain polyurethane plastic disks were covered with bacteria, whereas disks incorporating our polymer were devoid of bacterial growth. When the disks treated with our antimicrobial polymer were stored at room temperature for up to 45 days either dry or submerged in a large excess of water, there was little to no loss of antibacterial activity. Experiments employing longer storage times are now being conducted to determine the stability of the polymer-formulated plastics under a variety of environmental conditions. When our polymers are incorporated into the plastic of intravenous catheter tubing or the plastics used in sutures and exposed to a high inoculum of bacteria, significant anti-bacterial activity is observed with the polymer-derivatized catheter and suture plastics but not with the untreated plastics.
     Based on these and other preliminary experiments, we believe that our antimicrobial polymers can effectively be used as additives to materials, such as various medical devices to prevent certain healthcare-acquired infection. Additionally, they may be added to paint, plastic or ceramic materials to create a self-sterilizing environment against certain bacteria in hospitals or other areas that may benefit from a clean, bacterial resistant environment.
     Another potential application of our antimicrobial polymers is to combat Stachybotrys chartarum, or Black Mold, that causes significant household and commercial building damage in the U.S. Several of our compounds have shown potent activity against Black Mold as well as other problematic environmental molds. Polymers can be used as additives to paints, drywall, and other construction materials to prevent growth of this troublesome and unhealthy fungus.
     We do not currently plan to conduct advanced development of any medical device, industrial or consumer application of our antimicrobial polymers. We intend to focus on generating a limited core of basic enabling data to support our efforts to license our antimicrobial polymers to out-licensing partners who will continue research and development efforts in developing marketable products. We intend to pursue these out-licensing opportunities with minimal use of our resources. Our antimicrobial polymers and the out-licensing opportunities they present serve as a possible avenue to accelerate revenue generation, thereby helping us to fund development of our more advanced product candidates, including PMX-60056 and PMX-30063.
Biodefense
     In recent years, improving our nation’s defense against bioterrorism has become an increasingly important task. The Department of Homeland Security Appropriation Act signed by President Bush in October 2003 includes $5.6 billion through 2013 for medical countermeasures against bioterrorism threats. One of the major components of spending is focused on the development of antibiotic compounds to treat biowarfare agents, including the highly infectious bacteria that cause anthrax, tularemia and plague.
     Antibiotic activity against anthrax and other biowarfare pathogens, with a mechanism by which resistance is unlikely to develop, has commercial, medical and national security value. Preliminary data from our preclinical experiments indicates that our product candidates have potent activity against biowarfare agents that cause anthrax, tularemia and plague.
     As a result of this preliminary data, we are pursuing funding from government sources, such as the Department of Defense, the Defense Advanced Research Projects Agency and other military and security agencies to further test and advance our product candidates for indications important to national security. In November 2004, we received a Phase 1 SBIR grant of $168,000 to support preliminary research in the biodefense area. In June 2009, we were awarded a $1.6 million contract with the Defense Threat Reduction Agency to develop new defensin-mimetic antibiotic compounds to combat biowarfare pathogens.
Anti-Tuberculosis
     Tuberculosis is a highly contagious disease that affects one-third of the world’s population today. Approximately 2 billion people are infected worldwide, including 10 to 15 million cases in the United States. There are 8 million newly reported cases each year and 3.1 million people die from the disease annually. Tuberculosis is the leading cause of death of women, AIDs patients and the young in the world and there are more deaths from tuberculosis than any other single infectious disease. Mycobacterium tuberculosis is the primary infectious agent for tuberculosis and drug resistance has become a paramount issue, accounting for over 50 million infections. The drug-resistant forms of the disease are significantly more difficult to treat, leading to higher mortality rates and escalating costs of care. PolyMedix compounds, including PMX-10070, have demonstrated encouraging in vitro specificity for tuberculosis versus mammalian cells.
Anti-Malaria Agents
     Recent pre-clinical studies with PolyMedix’s defensin mimetic antibiotics show encouraging activity for the potential treatment of the malaria parasite, Plasmodium falciparum, the infectious agent for the most prevalent and deadly forms of malaria. P. falciparum accounts for 80% of all human malarial infections and 90% of deaths from such infections. More than 120 million clinical cases of malaria and between 1 to 1.5 million deaths occur worldwide every year. Current therapies for malaria are plagued by rapid resistance, which has become endemic in certain regions of the world. Two of our compounds, PMX-70008 and PMX-30024, have demonstrated encouraging in vitro specificity for the parasite versus mammalian cells.
Antifungal Agents
     Our compounds, such as PMX-10098, have demonstrated promising activity against fungal strains that often cause human infectious diseases, such as Candida. In preclinical experiments, certain of our compounds have demonstrated effectiveness at inhibiting fungal growth and, for certain strains of fungus, effectiveness was achieved at lower concentrations than that of fluconazole, a commonly used antifungal agent. We intend to continue to investigate the potential of our compounds as novel treatments for human fungal infections.
     As a result of this preliminary data, we are pursuing funding from government sources, such as the National Institutes of Health to further test and advance our product candidates. In May 2008, we received a Phase 1 SBIR grant of $126,000 to support preliminary research for antifungal defensin mimetic applications.

Angiogenesis Inhibitor
     Our angiogenesis inhibitor compounds, such as PMX-20005, have demonstrated promising activity in in vitro and animal models of inhibition of angiogenesis, the abnormal growth of blood vessels. An angiogenesis inhibitor may be effective in treating age related macular degeneration (or AMD); a common form of blindness caused by excessive and abnormal growth of blood vessels in the back of the eye. With sufficient resources, including financing, we hope to continue to investigate the potential of our compounds as novel treatments of AMD and other angiogenesis related diseases.
Our Strategy
     Our goal is to discover and develop novel agents for the treatment of serious infectious diseases and cardiovascular disorders using biomimetics. To achieve this objective, we are implementing the following strategies:
     Advance the Development of our Lead Product Candidates. We believe our current financial resources, exclusive of any cash to be generated from this offering or the Equity Line, provide us with sufficient funding to support the continued development of two programs through Phase 1B clinical trials: PMX-30063 as our i.v. antibiotic product candidate and PMX-60056 as our heptagonist product candidate. To advance other potential indications for our defensin-mimetics, such as tuberculosis and malaria, or other programs into clinical development, we will require additional financial resources.
     Retain Rights to Market Hospital-Based Products to Hospitals in North America. We have exclusive commercial rights to all of our current programs and in addition have either exclusive ownership rights or options to obtain exclusive license rights to any new products that result from our academic relationships. Our objective is to generate maximum value from sales of our product candidates if regulatory approval is achieved. To achieve this goal, we intend to build our own specialty sales force to market hospital-based therapeutics, such as PMX-30063 and PMX-60056, to hospitals in North America. Additionally, we plan to collaborate with third parties to commercialize our products in the primary care markets and in international markets.
     Pursue Near-Term Revenue Opportunities through Out-Licensing and Partnership Agreements. We intend to out-license selected product candidates from internal programs that are not part of our strategic focus. For example, polymer derivatives of our antibiotic product candidates may be used as additives to medical device, industrial and consumer materials to create self-sterilizing surfaces and bactericidal products. We are pursuing strategic alliances with leading pharmaceutical and biotechnology companies to design biomimetic compounds for targets selected by our partners. Such collaborations could generate multiple sources of revenue, such as up-front fees, research funding, milestone payments and royalties.
     Utilize our Technology to Pursue Additional Drug Development Programs for Other Therapeutic Areas. Using our computational drug design tools, we have already identified potential product candidates for other therapeutic areas, including angiogenesis inhibitors. If sufficient resources become available, we plan to pursue development in these areas through partnerships or on our own in order to expand our product pipeline.
     Strengthen Collaborations with Existing Partners and Enter into Agreements with Potential New Partners. We have entered into collaborations and agreements with leading academic institutions. We are actively pursuing additional agreements that would provide for license fees, research funding and milestone payments and royalties to us from research results and subsequent product development and commercialization. Through our collaborations with academic institutions, we gain cost effective access to new technologies and expertise important to the further development of our technology and products. Our network of academic advisors and collaborators consists of respected experts in computational chemistry and drug design technology.
Research and Development
     We incurred research and development expenses of $1,675,000 and 2,726,000 for the three month period ended March 31, 2009 and 2008, respectively, and $7,401,000, $9,328,000 and $3,306,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Proprietary Rights
University of Pennsylvania
     In January 2003, we entered into a Patent License Agreement with the University of Pennsylvania, or Penn. Under the terms of the agreement, we were granted an exclusive, worldwide royalty-bearing license to use, make and sell products utilizing seven of Penn’s issued patents or pending patent applications for the life of such patents. These patents and applications cover our clinical and preclinical stage product candidates, as well as future product candidates utilizing the licensed patents and applications. The licensed patents and applications include:
➢	two issued U.S. patents and four pending U.S. patent applications covering the composition of matter on antimicrobial compounds, including small molecules, oligomers and polymers. The first issued patent expires in 2017, the second issued patent expires in 2022, and the other patents, if issued, will expire at varying times from 2022 to 2025. There are corresponding foreign applications to one of the issued U.S. patents and to each of the four pending U.S. patent applications.
➢	one U.S. patent application and two corresponding foreign patent applications covering polycationic compounds and their use for treating cancer. The patent, if issued, will expire in 2026.
     Penn may terminate the licenses if:
➢	we are more than 60 days late in paying to Penn royalties, expenses, or any other undisputed amounts due under the agreement and we do not pay such amounts within 30 days’ written notice of such delinquency;
➢	we become insolvent, enter into bankruptcy or a similar proceeding or call a meeting of our creditors in order to arrange adjustment of our debts; or
➢	we otherwise materially breach the agreement.
     If this license agreement is properly terminated by Penn, we may not be able to execute our strategy to develop and commercialize our i.v. antibiotic product candidate, our heptagonist product candidate, our oral antibiotic product candidates, our antimicrobial polymers for biomaterials applications, or to develop and commercialize future product candidates utilizing the licensed patents.
     We also entered into a Software License Agreement with Penn in May 2003. Under the terms of the agreement, Penn granted us a non-exclusive, royalty-free license to use three software programs and an exclusive, royalty-free license to three patent applications relating to such software programs. The software programs and patents covered by the agreement include a suite of proprietary computational algorithms that we use in the development, refinement and testing of our product candidates. The licenses expire contemporaneously with our Patent License Agreement with Penn. The patents relating to the software licenses, if issued, will expire at varying times in 2023 and 2024. Penn may terminate the agreement if:
➢	we are more than 60 days late in paying to Penn any undisputed amounts due under the agreement and we do not pay such amounts within 30 days’ written notice of such delinquency;
➢	we become insolvent, enter into bankruptcy or a similar proceeding or call a meeting of our creditors in order to arrange adjustment of our debts; or
➢	we otherwise materially breach the agreement.
     If this license agreement is properly terminated by Penn, our ability to advance our current product candidates or develop new product candidates may be adversely affected.

     We also sponsor certain research by Dr. William DeGrado, a Professor of Biochemistry and Biophysics at Penn. Any discoveries made under this arrangement are intended to be covered by our Patent License Agreement with Penn or a new license agreement with Penn containing substantially the same terms. Dr. DeGrado’s current research for us focuses on further development of our antimicrobial and hepatagonists applications. For these services, we pay Dr. DeGrado a consulting fee of $7,000 per month. In addition, we have granted stock options in the past to Dr. DeGrado. Dr. DeGrado also serves as Chairman of our Scientific Advisory Board. Either we or Dr. DeGrado may terminate his consulting arrangement at any time. If Dr. DeGrado terminates his consulting arrangement, our ability to advance our antimicrobial and hepatagonists programs may be adversely affected.
University of Massachusetts
     In January 2004, we entered into a Sponsored Research Agreement with the University of Massachusetts, or UMass. Under the terms of this agreement, as amended, we have agreed to sponsor certain research of Dr. Gregory Tew, an Assistant Professor in the Polymer Science and Engineering Department at UMass, through March 2009, and have the exclusive option to license any intellectual property generated by such research. We may exercise this option by issuing 7,500 shares of our common stock to UMass for each $100,000 of research conducted by Dr. Tew. During 2007, we issued 12,500 shares to UMass in connection with this agreement. Dr. Tew’s research focuses on methods to add our antibiotic agents to biomaterials, testing the physical properties of our antibiotic agents and safety evaluation of our antimicrobial agents. The agreement will terminate if Dr. Tew leaves UMass or ceases work in the antimicrobial field of research. In addition, UMass may terminate the agreement including any licenses granted thereunder if we materially breach the agreement, including by nonpayment of amounts due under the agreement. If the Sponsored Research Agreement or any license thereunder is properly terminated by UMass, our ability to advance our antimicrobial program or develop new product candidates may be adversely affected.
     In January 2005, we entered into an Exclusive License Agreement with UMass, pursuant to which UMass granted us an exclusive, worldwide license to use, make and sell products under one U.S. patent application and seven corresponding foreign patent applications covering polynorborene co-polymers and methods of use for the life of such patents. The patents, if issued, will expire in 2025. UMass may terminate the license agreement if we materially breach the agreement, including by nonpayment of amounts due under the agreement or in the case of a change in our ownership or control. If the license agreement is properly terminated by UMass, we may not be able to execute our strategy to develop and commercialize our antimicrobial polymers for biomaterials applications or to develop and commercialize future product candidates utilizing the licensed patents.
Our Technology
     We initiate the design of our product candidates using our proprietary computational drug design technology that is licensed from Penn. There are several computational methods used to assist the drug design process, which includes:
➢	the ability to model molecular interactions in the presence of solvent, such as an aqueous environment, rather than in a vacuum, which more closely resembles the real-life characteristics of how molecules interact with each other;
➢	the ability to simulate molecular interactions for hundreds of microseconds which are time frames much longer than possible with previous molecular dynamics technologies; and
➢	the ability to design compounds which target the bacterial cell membrane, instead of a biochemical cell target.
     Our innovative and proprietary de novo drug design approach starts with protein targets with well-understood physical structures and biological activity, and designs small molecule compounds that mimic or regulate the activity of these targets. This structure-based drug design approach, as well as the goal of regulating biological activities by mimicking nature itself with synthetic small molecule compounds, allows us to rationally design novel product candidates in a way that we believe greatly improves the efficiency of new drug discovery.

Intellectual Property
     We rely on a combination of patents and trade secrets, as well as confidentiality and non-use agreements to protect our intellectual property. Our patent strategy is designed to facilitate commercialization of our current and future product candidates; and create barriers to entry. Our intellectual property portfolio currently consists of three provisional applications, two patent applications (U.S. and foreign) owned by us, two issued U.S. patents we exclusively license from Penn and eight U.S. patent applications we exclusively license from Penn and/or UMass (as well as foreign counterparts thereof). Our patent applications and the ten issued patents and pending patent applications we exclusively license from Penn and/or UMass include:
➢	seven U.S. patent applications that have been filed (as well as foreign counterparts thereof) covering the composition of matter on 11 classes of antimicrobial compounds, including small molecules, oligomers and polymers. Two U.S. patents have been granted on two of these applications;
➢	one patent application covering the use of claimed oligomers for treating ophthalmic and otic infections;

➢	one patent application covering the use of claimed oligomers for treating mycobacterium;

➢	one patent application covering the use of claimed oligomers for treating malarial infections;

➢	one patent application covering synthetic mimetics of host defense proteins and their use;
➢	one patent application covering the combination of claimed compounds and polymers with sesquiterpenoid enhancing agents;
➢	one patent application covering novel angiogenesis inhibitors with a wide range of therapeutic uses;
➢	one patent application covering the use of claimed oligomers for treating cancer; and
➢	three patent applications covering our proprietary, computational algorithms and models, such as the coarse grain model and a new force field. These patent applications do not disclose the specific computer code, which either will be copyrighted or kept as a proprietary trade secret.
     We expect to continue to expand our intellectual property portfolio with additional filings of both composition of matter and method of use patent applications. A number of new patent applications are currently in process.
     We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Our employees and consultants also sign agreements requiring that they assign to us their interests in patents and other intellectual property arising from their work for us. All employees sign an agreement not to engage in any conflicting employment or activity during their employment with us and not to disclose or misuse confidential information.
     In addition, we have received trademark protection for “PolyMedix.”
COMPETITION
Defensin Mimetic Antibiotic Product Candidate Competition
     The pharmaceutical industry is highly competitive. We face significant competition from pharmaceutical companies and biotechnology companies that are researching and selling products designed to treat bacterial infections. Many major pharmaceutical companies, such as GlaxoSmithKline, Pfizer, Bayer, Merck and Sanofi Aventis have already established significant positions in the antibiotic market. Additionally, many smaller companies, such as Cubist Pharmaceuticals, Oscient Therapeutics, Ceragenix, NovaBay Pharmaceuticals, Inc. and Inhibitex have either marketed antibiotics and/or are attempting to enter this market by developing novel and more potent antibiotics that are intended to be effective against drug-resistant bacterial strains.
     These companies, as well as potential entrants into the antibiotic market, have longer operating histories, larger customer or use bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these current or potential competitors can devote substantially greater resources to the development and promotion of their products than we can.
     Additionally, there has been consolidation within the pharmaceutical industry and larger, well-established and well-financed entities may continue to acquire, invest in or form joint ventures to gain access to additional technology or products. Any of these trends would increase the competition we face and could adversely affect our business and operating results.
Heptagonist Product Candidate Competition
     There are currently no products available in the marketplace as an antidote for and antagonist to LMWH, while protamine is the only available antidote for and antagonist to UFH and, as such, protamine currently dominates this market. Because of protamine’s potentially problematic side effect profile, we believe that our heptagonist products may penetrate into the UFH antagonist market.
Government Regulation
     Government authorities in the U.S., at the federal, state, and local level, and foreign countries extensively regulate, among other things, the following areas relating to our product candidates:
➢	research and development;

➢	testing, manufacture, labeling and distribution;

➢	advertising, promotion, sampling and marketing; and

➢	import and export.
     All of our product candidates will require regulatory approvals by government agencies prior to commercialization, but none of our product candidates has received these approvals. In particular, human therapeutic products are subject to rigorous preclinical and clinical trials to demonstrate safety and efficacy and other approval procedures of the FDA and similar regulatory authorities in foreign countries. Various federal, state, local, and foreign statutes and regulations also govern testing, manufacturing, labeling, distribution, storage and record keeping related to such products and their promotion and marketing. The process of obtaining these approvals and the compliance with federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. In addition, the current regulatory and political environment at the FDA could lead to increased testing and data requirements that could impact regulatory timelines and costs.
U.S. Government Regulation
     In the U.S., the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and implementing regulations. If we fail to comply with the applicable requirements at any time during the product development process, approval process, or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include:
➢	refusal to approve pending applications;

➢	withdrawals of approvals;

➢	clinical holds;

➢	warning letters;

➢	product recalls and product seizures; and
➢	total or partial suspension of our operations, injunctions, fines, civil penalties or criminal prosecution.
     Any agency enforcement action could have a material adverse effect on us.
     Currently there is a substantial amount of congressional and administration review of the FDA and the regulatory approval process for drug candidates in the U.S. As a result, there may be significant changes made to the regulatory approval process in the U.S.
     The steps required before a drug may be marketed in the U.S. include:
➢	preclinical laboratory tests, animal studies and formulation studies;
➢	submission to the FDA of an IND, which must become effective before human clinical trials may begin;
➢	execution of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each indication for which approval is sought;
➢	submission to the FDA of an NDA, or biologics license application, or BLA;
➢	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP; and
➢	FDA review and approval of the NDA or BLA, or any supplements thereto, including, if applicable, a determination of its controlled substance schedule.
     Preclinical studies generally are conducted in laboratory animals to evaluate the potential safety and activity of a product. Violation of the FDA’s good laboratory practices regulations can, in some cases, lead to invalidation of the studies, requiring these studies to be replicated. In the U.S., drug developers submit the results of preclinical trials, together with manufacturing information and analytical and stability data, to the FDA as part of the IND, which must become effective before clinical trials can begin in the U.S. An IND becomes effective 30 days after receipt by the FDA unless before that time the FDA raises concerns or questions about the proposed clinical trials outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. If these concerns or questions are unresolved, the FDA may not allow the clinical trials to commence.
     Clinical trials involve the administration of the investigational product candidate or approved products to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study and the parameters to be used in assessing the safety and the effectiveness of the drug. Typically, clinical evaluation involves a time-consuming and costly three-phase sequential process, but the phases may overlap. Each trial must be reviewed, approved and conducted under the auspices of an independent institutional review board, and each trial must include each patient’s informed consent. The following sets forth a brief description of the typical phases of clinical trials:
Phase 1	Refers typically to closely monitored clinical trials and includes the initial introduction of an investigational new drug into human patients or healthy volunteer subjects. Phase 1 clinical trials are designed to determine the safety, metabolism and pharmacologic actions of a drug in humans, the potential side effects of the product candidates associated with increasing drug doses and, if possible, to gain early evidence of the product candidate’s effectiveness. Phase 1 trials also include the study of structure-activity relationships and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes. During Phase 1 clinical trials, sufficient information about a drug’s pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid Phase 2 studies. The total number of subjects and patients included in Phase 1 clinical trials varies, but is generally in the range of 20 to 80 people.

Phase 2	Refers to controlled clinical trials conducted to evaluate appropriate dosage and the effectiveness of a drug for a particular indication or indications in patients with a disease or condition under study and to determine the common short-term side effects and risks associated with the drug. These clinical trials are typically well controlled, closely monitored and conducted in a relatively small number of patients, usually involving no more than several hundred subjects. Phase 2 studies can be sequenced as Phase 2a or Phase 2b.

Phase 3	Refers to expanded controlled and uncontrolled clinical trials. These clinical trials are performed after preliminary evidence suggesting effectiveness of a drug has been obtained. Phase 3 clinical trials are intended to gather additional information about the effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling. Phase 3 trials usually include from several hundred to several thousand subjects.

Phase 4	Refers to trials conducted after approval of a new drug and which explore approved uses and approved doses of the product. These trials must also be approved and conducted under the auspices of an institutional review board. Phase 4 studies may be required as a condition of approval.
     Clinical testing may not be completed successfully within any specified time period, if at all. The FDA closely monitors the progress of each of the first three phases of clinical trials that are conducted in the U.S. and may, at its discretion, reevaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and the FDA’s assessment of the risk/benefit ratio to the patient. The FDA can also provide specific guidance on the acceptability of protocol design for clinical trials. The FDA or we may suspend or terminate clinical trials at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk. The FDA can also request additional clinical trials be conducted as a condition to product approval. During all clinical trials, physicians monitor the patients to determine effectiveness and to observe and report any reactions or other safety risks that may result from use of the drug candidate.
     Assuming successful completion of the required clinical trial, drug developers submit the results of preclinical studies and clinical trials, together with other detailed information including information on the chemistry, manufacture and control of the product, to the FDA, in the form of an NDA or BLA, requesting approval to market the product for one or more indications. In most cases, the NDA/BLA must be accompanied by a substantial user fee. The FDA reviews an NDA/BLA to determine, among other things, whether a product is safe and effective for its intended use.
     Before approving an application, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve the application unless cGMP compliance is satisfactory. The FDA will issue an approval letter if it determines that the application, manufacturing process and manufacturing facilities are acceptable. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and will often request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval and refuse to approve the application by issuing a “not approvable” letter.
     The testing and approval process requires substantial time, effort and financial resources, which may take several years to complete. The FDA may not grant approval on a timely basis, or at all. We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. Furthermore, the FDA may prevent a drug developer from marketing a product under a label for its desired indications or place other conditions, including restrictive labeling, on distribution as a condition of any approvals, which may impair commercialization of the product. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval.
     If the FDA approves the NDA/BLA, the drug can be marketed to physicians to prescribe in the U.S. After approval, the drug developer must comply with a number of post-approval requirements, including delivering periodic reports to the FDA, submitting descriptions of any adverse reactions reported, biological product deviation reporting, and complying with drug sampling and distribution requirements. The holder of an approved NDA/BLA is required to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval. Drug manufacturers and their subcontractors are required to register their facilities and are subject to periodic unannounced inspections by the FDA to assess compliance with cGMP, which imposes procedural, and documentation requirements relating to manufacturing, quality assurance and quality control. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. The FDA may require post-market testing and surveillance to monitor the product’s safety or efficacy, including additional studies to evaluate long-term effects.
     In addition to studies requested by the FDA after approval, a drug developer may conduct other trials and studies to explore use of the approved drug for treatment of new indications, which require submission of a supplemental or new NDA and FDA approval of the new labeling claims. The purpose of these trials and studies is to broaden the application and use of the drug and its acceptance in the medical community.
Foreign Regulation
     Whether or not we obtain FDA approval for a product, we must obtain approval of a clinical trial or product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement also vary greatly from country to country. Although governed by the applicable country’s regulations, clinical trials conducted outside of the U.S. typically are administered with the three-phase sequential process that is discussed above under “U.S. Government Regulation.” However, the foreign equivalent of an IND is generally not a prerequisite to performing pilot studies or Phase 1 clinical trials.
     Furthermore, regulatory approval of prices is required in most countries other than the U.S. We face the risk that the resulting prices would be insufficient to generate an acceptable return to us or our collaborators.
Business History
     PolyMedix, Inc. (formerly known as BTHC II Acquisition Corp.) was originally organized in the State of Texas as BTHC II LLC, a public shell company. On September 29, 2004, BTHC II LLC and its sister companies filed an amended petition under Chapter 11 of the United States Bankruptcy Code. On November 22, 2004, the court approved BTHC II LLC’s Amended Plan of Reorganization. On March 24, 2005, and in accordance with its Amended Plan of Reorganization, BTHC II LLC changed its state of organization from Texas to Delaware by merging with and into BTHC II Acquisition Corp., a Delaware corporation formed solely for the purpose of effecting the reincorporation. After this merger, BTHC II Acquisition Corp. became the public shell company.
     PolyMedix Pharmaceuticals, Inc. (formerly known as PolyMedix, Inc.) was incorporated on August 8, 2002 in the State of Delaware as PolyMedix, Inc. to serve as a biotechnology company focused on treating infectious diseases. On October 6, 2005, the former BTHC II Acquisition Corp. entered into an Agreement and Plan of Merger and Reorganization with the former PolyMedix, Inc., pursuant to which the stockholders of the former PolyMedix, Inc. exchanged their equity ownership interests in the former PolyMedix, Inc. for an aggregate 94% equity ownership interest in the former BTHC II Acquisition Corp. Pursuant to the Agreement and Plan of Merger and Reorganization, the former PolyMedix, Inc. merged with a wholly-owned subsidiary of the former BTHC II Acquisition Corp. and, as such, became a wholly-owned subsidiary of the former BTHC II Acquisition Corp.

     At the time of the merger, the former BTHC II Acquisition Corp. had no operations and no assets or liabilities. Because the stockholders of the former PolyMedix, Inc. exchanged their equity ownership interests in the former PolyMedix, Inc. for an aggregate 94% equity ownership interest in the former BTHC II Acquisition Corp., the former PolyMedix, Inc. was, for accounting purposes, the surviving entity of the merger. Accordingly, all financial information included in this prospectus for periods prior to the merger is for the former PolyMedix, Inc.
     On February 24, 2006, the former BTHC II Acquisition Corp. changed its corporate name to PolyMedix, Inc., and the former PolyMedix, Inc. changed its corporate name to PolyMedix Pharmaceuticals, Inc.
EMPLOYEES
     We currently have 16 employees, including one M.D. and six employees with Ph.D. degrees. Nine of our employees are focused on research and development and seven are focused on general administration. We also utilize a number of consultants to assist with research and development and commercialization activities.
DESCRIPTION OF PROPERTY
     We currently lease 24,223 square feet of office and laboratory facilities at 170 N. Radnor-Chester Road, Suite 300 in Radnor, Pennsylvania, pursuant to a twelve-year lease. All of our tangible personal property, consisting mainly of computers, office furniture and lab equipment, is located at our leased office and laboratory facilities and is in good operating condition and repair (subject to normal wear and tear).
LEGAL PROCEEDINGS
     To our knowledge, we are not a party to any pending or threatened material legal proceedings. To our knowledge, no governmental authority is contemplating commencing a legal proceeding in which we would be named as a party.

MANAGEMENT
     The following table sets forth the respective names, ages and positions of our executive officers and directors as of July 27, 2009:

Name	Age	Position(s)
Nicholas Landekic	50	President, Chief Executive Officer and Director
James Gregory Ford	47	Vice President, Business Development
Bozena Korczak	56	Vice President, Drug Development
R. Eric McAllister, M.D., Ph.D.	67	Vice President, Clinical Development and Chief Medical Officer
Richard W. Scott, Ph.D.	56	Vice President, Research
Edward F. Smith	38	Vice President, Finance, Chief Financial Officer and Secretary
Frank P. Slattery, Jr.	72	Chairman of the Board of Directors
Brian Anderson	62	Director
Richard W. Bank, M.D.	76	Director
Douglas J. Swirsky	39	Director
Michael E. Lewis, Ph.D.	57	Director
Stefan Loren, Ph.D.	45	Director
Shaun F. O’Malley	74	Director
Executive Officers and Directors
     Nicholas Landekic has served as President, Chief Executive Officer and Director of PolyMedix, Inc. since November 2005 and of PolyMedix Pharmaceuticals, Inc. where he served in the same capacity since inception in August 2002. Mr. Landekic has more than 20 years of pharmaceutical experience. From 2000 to 2002, he was President and Chief Executive Officer of Locus Discovery. From 1995 to 2000, Mr. Landekic was Senior Vice President of Corporate Development & Investor Relations at Guilford Pharmaceuticals. From 1991 to 1995, Mr. Landekic served as Senior Director of Business Development at Cephalon and, from 1988 to 1991, served as Senior Manager for Strategic Marketing at Bristol-Myers Squibb. He also held positions in Finance and Business Development at Johnson & Johnson Corporation (McNeil Pharmaceutical) from 1985 to 1988 and positions in the research laboratories at the Mt. Sinai Medical Center from 1982 to 1983. Mr. Landekic received an M.B.A. from the State University of New York at Albany, an M.A. in Biology from Indiana University and a B.S. in Biology from Marist College.
     J. Gregory Ford has served as Vice President, Business Development of PolyMedix, Inc. since December 2008. Mr. Ford has over 20 years of biotechnology and pharmaceutical experience. Prior to joining PolyMedix, Mr. Ford was Vice President, Business Development and Strategic Planning for CollaGenex Pharmaceuticals, Inc., from August 2004 until November 2008. Prior to CollaGenex Pharmaceuticals, Inc., Mr. Ford served as Vice President, Global Business Development of SkyePharma US Inc. from February 2003 to April 2004. Prior to SkyePharma US Inc., Mr. Ford served in various positions of increasing responsibility at SkyePharma Canada, Inc. and its predecessor RTP Pharma Inc., Boehringer Ingelheim Pharmaceuticals, Inc., Mylan Laboratories, Inc., and Mylan Pharmaceuticals, Inc. Mr. Ford received an M.B.A and a B.S. in Industrial Engineering from West Virginia University.
     Bozena Korczak, Ph.D. has served as Vice President, Drug Development of PolyMedix, Inc. since November 2007. Dr. Korczak has over 20 years of experience in discovery, pre-clinical and clinical research at burgeoning biotechnology organizations. Prior to joining PolyMedix, Dr. Korczak was a consultant for PharmaReach, Ltd., a private drug development consulting company, from October 2005 to November 2007. From

September 2001 to October 2005, Dr. Korczak was Vice President of Research and Development of Cytochroma, Inc., a private biotechnology company. Prior to Cytochroma, Inc., Dr. Korczak served in various positions of increasing responsibility at Glycodesign, Inc., Allelix Biopharmaceutical, Inc. and Mount Sinai Hospital. She is an author of thirty-five peer review scientific papers and holds a Ph.D. in biochemistry from the Polish Academy of Science.
     R. Eric McAllister, M.D., Ph.D. has served as Vice President, Clinical Development and Chief Medical Officer of PolyMedix, Inc. since November 2006. Dr. McAllister has over 25 years of industry and clinical trials experience, most recently from October 2004 to October 2006 as Sr. Vice President of Clinical Development at CombinatoRx Inc. Prior to that, from May 2002 to October 2004, Dr. McAllister was Vice President, Clinical Research with Sicor Pharmaceuticals, Inc. Dr. McAllister has held various clinical development positions with TAP Pharmaceuticals, Inc., Cholestech Inc., Bristol-Myers Squibb, Co., G.D. Searle and Company, and Syntex Pharmaceuticals Ltd. Dr. McAllister also spent seven years as a clinical investigator with MedStudies. He has worked on the development of such major pharmaceutical products as Lupron, Pravachol, Capoten, Kerlone, Cardene, Calan, Avandia, Actos, Teveten, and Atacand. Dr. McAllister received his M.D. from Dalhousie University, and D. Phil. (Ph.D.) degree from Oxford University, and was also a Rhodes Scholar.
     Richard W. Scott, Ph.D. has served as Vice President, Research of PolyMedix, Inc. since November 2005 and of PolyMedix Pharmaceuticals, Inc. since November 2002. Dr. Scott has approximately 20 years of biopharmaceutical industry experience. Most recently, he was Vice President of Biology at Cephalon, Inc. where he held positions of increasing responsibility from 1991 to 2001. From 1985 to 1990, Dr. Scott worked at the research laboratories of DuPont and Company. Dr. Scott has authored more than 45 papers and book chapters, and is named on six patents. Dr. Scott holds a Ph.D. in Microbiology from the University of Pennsylvania and a B.S. in Biology from Muhlenberg College.
     Edward F. Smith, has served as Vice President, Finance and Chief Financial Officer of PolyMedix, Inc. since January 2006. Mr. Smith has approximately 15 years of combined biopharmaceutical industry and financial management experience. From 2000 to 2005, he was Executive Director of Finance at InKine Pharmaceutical Company, Inc. (acquired by Salix Pharmaceuticals, Ltd. in 2005). From 1993 to 1999, Mr. Smith held various positions of increasing responsibility in public accounting, most recently as a manager in the audit practice at Deloitte & Touche LLP. Mr. Smith is licensed as a Certified Public Accountant in Pennsylvania and holds a B.S. degree in Business Administration from the University of Hartford.
     Frank Slattery, Jr. has served as Chairman of the Board of Directors of PolyMedix, Inc. since November 2005 and was a co-founder of PolyMedix Pharmaceuticals, Inc. where he served in the same capacity since inception in August 2002. Frank Slattery is the President and founder of Quintus Corporation, a consulting company, a position he has held since 1995, and Executive Director and Chief Executive Officer of the Philadelphia Orchestra, a position he has held since January 2009. Mr. Slattery was the President, Chief Executive Officer and Director of LFC Financial Corp. from 1969 to 1994. Mr. Slattery was formerly Chairman of the Main Line Health Systems, Inc. and has founded and currently serves as the Chairman of the Board of Directors of several privately held companies, including GelMed Inc., Probaris Technologies, Inc., Franklin Fuel Cells, Inc., Knite, Inc., MinusNine Technologies, Inc. and NanoSelect, Inc. He also currently serves as Vice Chairman and Trustee of the Jefferson Health Systems and a director of Clarient, Inc., a publicly held company. Mr. Slattery holds an A.B. from Princeton University and a J.D. from the Law School of the University of Pennsylvania.
     Brian Anderson has served as a Director of PolyMedix, Inc. since January 2008. Since March 2007 he has served as an advisor to companies involved in the health care industry. From January 2006 until March 2007 Mr. Anderson was employed by Alkermes, Inc., in a market development capacity. Prior to that, from April 2004 to September 2005, Mr. Anderson was Chief Business officer for MediciNova,Inc., a publicly traded specialty pharmaceutical company. Mr. Anderson was an advisor to Montridge, Inc., a boutique investor relations firm from September 2002 to January 2004. He was President and CEO of Cognetix, Inc., a biotechnology company, from 1998 to 2002. Prior to that, from 1995 to 1998, Mr. Anderson was Senior Vice President for Commercial Development at Indevus (formerly Interneuron) Pharmaceuticals, a publicly traded biopharmaceutical company. Mr. Anderson has held various senior level positions in sales, marketing and business development at Bristol-Myers Squibb and Pharmacia (later Pharmacia & Upjohn). Mr. Anderson graduated from the University of Manitoba where he received his Bachelors degree.

     Richard W. Bank, M.D. has served as a Director of PolyMedix, Inc. since July 2008. Dr. Bank is currently the President of BioVest Advisors, a consulting company, and has served in such capacity since July 2006. Dr. Bank has served as Senior Portfolio Manager, Managing Director, and Senior Vice President of the Liberty View Health Sciences Fund, a division of Liberty View Capital Management, a Lehman Brothers company, from July 2004 to July 2006. Dr. Bank has served as President and Managing Director of First-Tier Biotechnology Partners from February 1995 until its acquisition by Lehman Brothers in July 2004. From February 1995 through April 1996, Dr. Bank served as President and Secretary of Biomedical Sciences, Incorporated. He has also served as President and Secretary of BioVest Health Sciences, Incorporated since its organization in April 1996 to July 2004. Dr. Bank was Senior Research Analyst Director/Biotechnology SBC Warburg Dillon Read from 1998 to 1999. He was also Entrepreneur-In-Residence in Life Sciences for Tucker Anthony Sutro for 2000 through 2001. Dr. Bank has served as Professor of Medicine at the University of Southern California and was Medical Commissioner for the 1984 Olympic Games. Dr. Bank received his B.S. from Washington & Lee University and his M.D. from Finch University of Health Sciences, The Chicago Medical School.
     Michael E. Lewis, Ph.D. has served as a Director of PolyMedix, Inc. since November 2005 and of PolyMedix Pharmaceuticals, Inc. since its inception. Dr. Lewis has more than 30 years of scientific experience in academic and government laboratories and in several major pharmaceutical and biotechnology companies. Since 1994, Dr. Lewis has served as President of BioDiligence Partners, Inc., where he co-founded three other biotechnology companies, Cara Therapeutics, Inc., Arena Pharmaceuticals, Inc. and Adolor Corporation. Dr. Lewis has served as Chief Scientific Advisor and a director of Cara Therapeutics, Inc. since its inception in 2004. He has also served as a director of Aeolus Pharmaceuticals, Inc. since 2004. After serving as Chief Scientific Advisor of Adolor Corporation from 1994 to 1997, Dr. Lewis served as Chief Scientific Advisor of Arena Pharmaceuticals, Inc. from 1997 to 2003, and as a director from 1997 to 2000. Dr. Lewis is a co-founder of Cephalon, Inc. and served at Cephalon as Senior Scientist, Director of Pharmacology, and then as Senior Director of Scientific Affairs from 1988 to 1993. He supervised a molecular pharmacology research laboratory at the E.I. DuPont Co. from 1985 to 1987, and received postdoctoral training in pharmacology at the National Institutes of Health, the University of Michigan, and at the University of Cambridge. He received a Ph.D. from Clark University in 1977.
     Stefan D. Loren, Ph.D. has served as a Director of PolyMedix, Inc. since July 2008. Dr. Loren is currently a Managing Director of Westwicke Partners, a consulting company and a consultant to MTB Investment Advisors, a family of equity funds, and has held these positions since August, 2008. Prior to that, Dr. Loren was Analyst/Portfolio Manager with Perceptive Advisors, a health care hedge fund, from May 2007 to August, 2008 and MTB Investment Advisors, a family of equity funds, from August 2005 to May 2007. From July 1997 to August 2005, Dr. Loren was a Managing Director in the healthcare group at Legg Mason. Prior to that, Dr. Loren was a Research Chemist at the advanced technologies division of Abbott Laboratories and a research fellow at the Scripps Research Institute. Dr. Loren received his B.A. from the University of California, San Diego, and his Ph.D. from University of California, Berkeley.
     Shaun F. O’Malley has served as a Director of PolyMedix, Inc. since January 2006. Mr. O’Malley is currently the Chairman Emeritus of Price Waterhouse LLP, a title he has held since July 1995. Prior to 1995, he served as Chairman and Senior Partner of Price Waterhouse LLP. He currently serves as a member of the Boards of Directors of the Finance Company of Pennsylvania, Monell Chemical Senses Center and The Philadelphia Contributionship. Mr. O’Malley holds a B.S. in Economics from the Wharton School of the University of Pennsylvania.
     Douglas J. Swirsky has served as a Director of PolyMedix, Inc. since June 30, 2009. Mr. Swirsky presently serves as Senior Vice President, Chief Financial Officer, Treasurer, and Corporate Secretary of GenVec, Inc., a biopharmaceutical company, a position he has held since 2006. Prior to joining GenVec, Mr. Swirsky was a Managing Director and the Head of Life Sciences Investment Banking at Stifel Nicolaus and held the same position at Legg Mason prior to Stifel Financial’s acquisition of the Legg Mason Capital Markets business in 2005. Mr. Swirsky, a Certified Public Accountant and a CFA charterholder, has also previously held investment banking positions at UBS, PaineWebber, and Morgan Stanley. His experience also includes positions in public accounting and consulting. Mr. Swirsky received his B.S. in Business in Administration from Boston University and his M.B.A. from the Kellogg School of Management at Northwestern University.
     Executive officers of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc. are appointed by the board of directors of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc., respectively. The Chief Executive Officer,

Treasurer and Secretary of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc. are elected annually by the board of directors of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc., respectively, at its first meeting following the annual meeting of stockholders. Other officers of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc. may be appointed by the board of directors of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc., respectively, at any meeting. Such officers shall hold office until his or her successor is elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer’s earlier death, resignation or removal.
     All directors of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc. are elected at each annual meeting of the stockholders of the PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc., respectively, to hold office until the next annual meeting of stockholders and until their successor is elected and qualified, or until such director’s earlier death, resignation or removal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table shows information known to us about beneficial ownership of our common stock by:
➢	each of our directors and director nominees;

➢	each of our Named Executive Officers as identified in the Summary Compensation Table;

➢	all of our directors and executive officers as a group; and

➢	each person known by us to beneficially own 5% or more of our common stock.
     Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. Under these rules, beneficial ownership generally includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares that an individual or entity has the right to acquire beneficial ownership of within 60 days of June 30, 2009, through the exercise of any option, warrant, conversion privilege or similar right. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock that could be issued upon the exercise of outstanding options and warrants that are exercisable within 60 days of June 30, 2009 are considered to be outstanding. These shares, however, are not considered outstanding as of June 30, 2009 when computing the percentage ownership of each other person.
     To our knowledge, except as indicated in the footnotes to the following table and subject to state community property laws where applicable, all beneficial owners named in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage of ownership is based on 59,845,065 shares of common stock outstanding as of June 30, 2009.

	Amount and Nature of		Percent of
	Beneficial Ownership		Common
Name and Address of Beneficial Owner (1)	of common stock		Stock
Directors and Named Executive Officers
Nicholas Landekic	3,403,389	(2)	5.5%
Frank P. Slattery, Jr.	2,159,350	(3)	3.6%
Richard W. Scott, Ph.D.	897,322	(4)	1.5%
Michael E. Lewis, Ph.D.	779,250	(5)	1.3%
R. Eric McAllister, M.D., Ph.D.	491,667	(6)	*
Edward F. Smith	413,194	(7)	*
Shaun F. O’Malley	342,110	(8)	*
Bozena Korczak, Ph.D.	256,944	(9)	*
Stefan D. Loren, Ph.D.	93,000	(10)	*
Brian Anderson	50,000	(11)	*
Richard W. Bank, M.D.	50,000	(11)	*
Douglas J. Swirsky	50,000	(11)	*
J. Gregory Ford	30,000		*

All Directors and Executive Officers as a Group (13 persons):	9,016,227	(12)	13.8%

Five Percent Stockholders (excludes Directors and Executive Officers set forth above):
ACT Capital Management, LLLP 2 Radnor Corporate Center, Suite 111 Radnor, PA 19087	6,095,642	(13)	9.9%
Target Capital Management 345 E. 57th Street, 8A New York, NY 10022	3,306,401	(14)	5.4%

*	Less than 1%.

(1)	Unless otherwise indicated, the address of all individuals and entities listed above is PolyMedix, Inc., 170 N. Radnor Chester Rd., Suite 300, Radnor, Pennsylvania 19087.

(2)	Includes 2,231,389 shares of common stock issuable upon exercise of options.

(3)	Includes 299,250 shares of common stock issuable upon exercise of options and 429,000 shares of common stock issuable upon exercise of warrants. The warrants and 477,000 shares of common stock are held in the name of Kate Partners XX, L.P. (“Kate Partners”). Mr. Slattery owns a controlling interest in Kate Partners; therefore, he may be deemed to beneficially own these shares and warrants. Mr. Slattery disclaims beneficial ownership of these securities except to the extent of his pecuniary interest in Kate Partners.

(4)	Includes 359,722 shares of common stock issuable upon exercise of options.

(5)	Includes 299,250 shares of common stock issuable upon exercise of options.

(6)	Includes 491,667 shares of common stock issuable upon exercise of options.

(7)	Includes 413,194 shares of common stock issuable upon exercise of options.

(8)	Includes 299,250 shares of common stock issuable upon exercise of options and 21,430 shares of common stock issuable upon exercise of warrants.

(9)	Includes 256,944 shares of common stock issuable upon exercise of options.

(10)	Includes 50,000 shares of common stock issuable upon exercise of options and 21,500 shares of common stock issuable upon exercise of warrants.

(11)	Includes 50,000 shares of common stock issuable upon exercise of options.

(12)	Includes 5,057,255 shares of common stock issuable upon exercise of options and 471,930 shares of common stock issuable upon exercise of warrants.

(13)	We understand that Amir L. Ecker and Carol G. Frankenfield are the General Partners of ACT Capital Management, LLLP and Act Capital Partners, LP and that voting and investment decisions made on behalf of ACT Capital Management, LLLP are made primarily by its General Partners. This figure does not include 3,339,958 shares of common stock issuable upon exercise of outstanding warrants which are not currently exercisable as a result of aggregate holdings limitations set forth in the warrants. Also includes 66,000 shares of common stock held in various accounts of which Mr. Ecker personally has sole investment and voting power, 15,000 shares of common stock held by Ms. Frankenfield, 10,000 shares of common stock held jointly by Ms. Frankenfield and her husband, and 2,100 shares of common stock held by Ms. Frakenfeld’s husband. Also includes 960,000 shares of common stock acquired upon the conversion of the Series 2008 Convertible Preferred Stock, as well as 1,180,000 shares of common stock issuable upon exercise of outstanding Series B Warrants at an exercise price of $1.00 per share.

(14)	Includes 409,046 shares of common stock issuable upon exercise of outstanding warrants but does not include approximately 2,203,097 shares of common stock issuable upon exercise of outstanding warrants which are not currently exercisable as a result of aggregate holdings limitations set forth in a subscription agreement by and between PolyMedix, Inc. and Target Capital Management dated July 15, 2008. Target Capital Management is a sole proprietorship formed by Stephen A. Springer.

EXECUTIVE COMPENSATION
     The following summary compensation table sets forth information concerning compensation for services rendered in all capacities for the years ended December 31, 2008 and 2007 awarded to, earned by, or paid to: (i) Nicholas Landekic, who served as our President and Chief Executive Officer (our CEO) during 2008 and 2007, (ii) Edward F. Smith, who served as our Vice President, Finance, Chief Financial Officer and Corporate Secretary (our CFO) during 2008 and 2007 and (iii) our three most highly paid executive officers (as determined based on total compensation) other than our CEO and CFO as of December 31, 2008. These individuals are referred to in this report as the Named Executive Officers (or “NEOs”).

				Option		All Other
		Salary	Bonus	Awards		Compensation		Total
Name and Principal Position	Year	($)	($) (3)	($) (4)		($)		($)

Nicholas Landekic	2008	380,000	101,750	393,879	(5)	—		875,629
President, Chief Executive	2007	368,333	111,000	249,853	(6)	—		729,186
Officer and Director

Edward F. Smith	2008	225,000	56,250	105,902	(7)	—		387,152
Vice President, Finance, Chief	2007	222,917	45,000	83,389	(8)	—		351,306
Financial Officer and Secretary

R. Eric McAllister, M.D., Ph.D.	2008	280,000	63,000	192,112	(9)	—		535,112
Vice President, Clinical	2007	280,000	42,000	151,544	(10)	29,329	(15)	502,873
Development, Chief Medical Officer (1)

Richard W. Scott, Ph.D.	2008	265,000	46,375	33,330	(11)	—		344,705
Vice President, Research	2007	263,750	26,500	19,323	(12)	—		309,573

Bozena Korczak, Ph.D.	2008	230,000	51,750	48,721	(13)	—		330,471
Vice President, Drug Development (2)	2007	32,436	30,000	4,293	(14)	—		62,436

(1)	Dr. McAllister joined PolyMedix in November 2006.

(2)	Dr. Korczak joined PolyMedix in November 2007.

(3)	Represents performance bonus awards. The 2007 bonus award was paid in 2008 and the 2008 bonus award was paid in 2009.

(4)	This column reflects the dollar amount recognized for financial accounting reporting purposes, in accordance with SFAS 123(R), pursuant to our equity compensation plans and, therefore, includes amounts from awards granted in and prior to the applicable fiscal year. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the Named Executive Officer. The assumptions used in the calculation of these amounts are described in footnote 6 to our audited financial statements for the year ended December 31, 2008 and our discussion of stock-based compensation in our annual report on Form 10-K filed with the Securities and Exchange Commission under “Management’s Discussion and Analysis Of Financial Condition and Results of Operations—Critical Accounting Policies and Practices” for the year ended December 31, 2008.

(5)	This amount reflects the compensation expense incurred by us in fiscal year 2008 in connection with option grants to Mr. Landekic to purchase 500,000 shares of common stock on December 2, 2005, 231,000 shares of common stock on February 5, 2007, 600,000 shares of common stock on January 23, 2008, and 1,000,000 shares of common stock on December 30, 2008 pursuant to our 2005 Omnibus Equity Compensation Plan.

(6)	This amount reflects the compensation expense incurred by us in fiscal year 2007 in connection with option grants to Mr. Landekic to purchase 500,000 shares of common stock on December 2, 2005 and 231,000 shares of common stock on February 5, 2007 pursuant to our 2005 Omnibus Equity Compensation Plan.

(7)	This amount reflects the compensation expense incurred by us in fiscal year 2008 in connection with option grants to Mr. Smith to purchase 250,000 shares of common stock on January 2, 2006, 30,000 shares of common stock on February 5, 2007, 125,000 shares of common stock on January 23, 2008, and 325,000 shares of common stock on December 30, 2008 pursuant to our 2005 Omnibus Equity Compensation Plan.

(8)	This amount reflects the compensation expense incurred by us in fiscal year 2007 in connection with option grants to Mr. Smith to purchase 250,000 shares of common stock on January 2, 2006 and 30,000 shares of common stock on February 5, 2007 pursuant to our 2005 Omnibus Equity Compensation Plan.

(9)	This amount reflects the compensation expense incurred by us in fiscal year 2008 in connection with option grants to Dr. McAllister to purchase 400,000 shares of common stock on November 13, 2006, 200,000 shares of common stock on January 23, 2008, and 500,000 shares of common stock on December 30, 2008 pursuant to our 2005 Omnibus Equity Compensation Plan.

(10)	This amount reflects the compensation expense incurred by us in fiscal year 2007 in connection with option grants to Dr. McAllister to purchase 400,000 shares of common stock on November 13, 2006 pursuant to our 2005 Omnibus Equity Compensation Plan.

(11)	This amount reflects the compensation expense incurred by us in fiscal year 2008 in connection with an option grant to Dr. Scott to purchase 40,000 shares of common stock on February 5, 2006, 50,000 shares of common stock on January 23, 2008, and 225,000 shares of common stock on December 30, 2008 pursuant to our 2005 Omnibus Equity Compensation Plan.

(12)	This amount reflects the compensation expense incurred by us in fiscal year 2007 in connection with an option grant to Dr. Scott to purchase 40,000 shares of common stock on February 5, 2006, pursuant to our 2005 Omnibus Equity Compensation Plan.

(13)	This amount reflects the compensation expense incurred by us in fiscal year 2008 in connection with option grants to Dr. Korczak to purchase 250,000 shares of common stock on November 13, 2007 and 500,000 shares of common stock on December 30, 2008 pursuant to our 2005 Omnibus Equity Compensation Plan.

(14)	This amount reflects the compensation expense incurred by us in fiscal year 2007 in connection with option grants to Dr. Korczak to purchase 250,000 shares of common stock on November 13, 2007 pursuant to our 2005 Omnibus Equity Compensation Plan.

(15)	This amount represents reimbursement of certain relocation expenses to Dr. McAllister as provided in Dr. McAllister’s offer letter dated October 19, 2006.
Narrative Disclosure to Summary Compensation Table
     In 2008, the Compensation Committee of the Board awarded cash bonuses to each of our NEOs. These awards are reflected in the column titled “Bonus” in the Summary Compensation Table above. Such awards were made by the Compensation Committee in its sole discretion at the end of the year after reviewing the recommendations of our Chief Executive Officer for each NEO other than himself, individual goals and targets, the performance of each NEO in the applicable fiscal year, evaluating other components of each NEO’s total compensation package, including the balance of equity to non-equity compensation, each NEO’s total compensation package relative to executives in benchmark peer group companies holding similar positions, the report of the Compensation Committee’s consultant, and our cash position. For benchmarking executive compensation, the Compensation Committee engaged a compensation consulting firm which assisted in establishing a peer group of companies, analyzing peer company compensation data and comparing our compensation programs with the practices of the companies represented in the compensation data reviewed. For 2008, the Compensation

Committee’s consulting firm, Compensation Resources, Inc. established a peer group of 35 publicly traded biotechnology companies of similar size to us. The Compensation Committee’s primary consideration in awarding the cash bonuses for 2008 was to bring each NEO’s total compensation package in line with the benchmarks established for executives in peer group companies holding similar positions.
Outstanding Equity Awards
     The following table provides information on all stock option awards held by our NEOs as of December 31, 2008. All outstanding equity awards are in shares of our common stock.
Outstanding Equity Awards at 2008 Fiscal Year-End

	Option Awards (1)
	Number
	of		Number of Securities
	Securities Underlying		Underlying
	Unexercised Options		Unexercised Options	Option Exercise
	(#)		(#)	Price	Option Expiration
Name	Exercisable		Unexercisable	($)	Date
Nicholas Landekic	1,000,000	(2)	—	1.50	08/10/2015
President, Chief Executive	500,000	(3)	—	1.50	12/01/2015
Officer and Director	141,167	(3)	89,833	2.85	02/04/2016
	183,333	(3)	416,667	1.10	01/22/2018
	—	(3)	1,000,000	1.18	12/29/2018

Edward F. Smith	243,056	(3)	6,944	1.50	01/01/2016
Vice President, Finance, Chief	18,333	(3)	11,667	2.85	02/04/2016
Financial Officer and Secretary	38,194	(3)	86,806	1.10	01/22/2018
	—	(3)	325,000	1.18	12/29/2018

R. Eric McAllister, M.D.,	208,333	(4)	191,667	3.50	11/12/2016
Ph.D.	61,111	(3)	138,889	1.10	01/22/2018
Vice President, Clinical	—	(3)	500,000	1.18	12/29/2018
Development, Chief Medical Officer

Richard W. Scott, Ph.D.	250,000	(2)	—	1.50	08/10/2015
Vice President, Research	24,444	(3)	15,556	2.85	02/04/2016
	15,278	(3)	34,722	1.10	01/22/2018
	—	(3)	225,000	1.18	12/29/2018

Bozena Korczak, Ph.D.	90,278	(3)	159,722	0.98	11/12/2017
Vice President, Drug	—	(3)	500,000	1.18	12/29/2018
Development

(1)	There are no restricted stock awards outstanding for any of the NEOs.

(2)	Grants with an expiration date of August 10, 2015 have a stated term of ten years and vest 50% on the date of grant and 50% on the one-year anniversary of the grant.

(3)	Grants with expiration dates of December 1, 2015, January 1, 2016, February 4, 2016, January 22, 2018, November 12, 2017 and December 29, 2018 have a stated term of ten years and vest in monthly installments over a three-year period beginning after the date of grant. If a “change in control” (as defined in our 2005 Omnibus Equity Compensation Plan) were to occur, these options would become immediately exercisable in full.

(4)	Grants with expiration dates of November 12, 2016 have a stated term of ten years and vest in 50% on the two-year anniversary of the grant and the remaining 50% vests in monthly installments over a two-year period beginning after the two-year anniversary of the grant. If a “change in control” (as defined in our 2005 Omnibus Equity Compensation Plan) were to occur, these options would become immediately exercisable in full.
Employment Contracts and Termination of Employment and Change-in-Control Arrangements
Nicholas Landekic
     We extended the offer of employment to Nicholas Landekic for the position of President and Chief Executive Officer pursuant to an offer letter dated July 30, 2002, which provided that his annual salary will be at least $250,000 per year. Mr. Landekic’s base salary was increased to $350,000 as of January 1, 2006 and further increased to $380,000 as of February 2007. Mr. Landekic is eligible to receive additional compensation depending upon achievement of performance goals as established by the Board. As an “at-will” employee, Mr. Landekic’s employment can be terminated by us or by him, at any time and for any reason. In the event Mr. Landekic is terminated by us other than for “cause” or other than by reason of his “disability,” or he resigns for “good reason” (each as defined in his offer letter), Mr. Landekic will be entitled to full vesting of all unvested stock options and restricted stock previously granted to him and a cash payment equal to two-years of his then current base salary.
Edward Smith
     We extended the offer of employment to Edward Smith for the position of Vice President Finance, Chief Financial Officer and Corporate Secretary pursuant to an offer letter dated December 5, 2005, which provides that his annual salary will be at least $200,000 per year. Mr. Smith’s base salary was increased to $225,000 as of February 2007 and increased to $245,000 effective January 1, 2009. Mr. Smith is eligible to receive additional compensation depending upon achievement of performance goals as established by the Board. As an “at-will” employee, Mr. Smith’s employment can be terminated by us or by him, at any time and for any reason. In the event Mr. Smith is terminated by us other than for “cause” or other than by reason of his “disability” (each as defined in his offer letter), Mr. Smith will be entitled to full vesting of all unvested stock options previously granted to him and a cash payment equal to one–year of his then current base salary.
R. Eric McAllister, M.D., Ph.D.
     We extended the offer of employment to R. Eric McAllister, M.D., Ph.D., for the position of Vice President, Clinical Development and Chief Medical Officer pursuant to an offer letter dated October 19, 2006, which provides that his annual salary will be at least $280,000 per year. Dr. McAllister received an initial grant of 400,000 stock options upon joining us, which vested at 50% on Dr. McAllister’s second anniversary date with the remainder vesting monthly over his third and fourth years. In addition, Dr. McAllister is eligible to receive a discretionary cash bonus based on his performance and our performance. Dr. McAllister is eligible to receive additional compensation depending upon achievement of performance goals as established by the Board. As an “at-will” employee, Dr. McAllister’s employment can be terminated by us or by him, at any time and for any reason. In the event Dr. McAllister is terminated by us other than for “cause” or other than by reason of his “disability” (each as defined in his offer letter), Dr. McAllister will be entitled to full vesting of all unvested stock options previously granted to him and a cash payment equal to one–year of his then current base salary. Further, Dr. McAllister received various relocation benefits.
Richard Scott, Ph.D.
     We extended the offer of employment to Richard Scott for the position of Vice President, Research pursuant to an offer letter dated September 23, 2002, which provides that his annual salary will be at least $150,000 per year. Dr. Scott’s base salary was increased to $250,000 effective January 1, 2006 and further increased to $265,000 as of February 2007. Dr. Scott is eligible to receive additional compensation depending upon achievement of performance goals as established by the Board. As an “at-will” employee, Dr. Scott’s employment can be terminated by us or by him, at any time and for any reason. In the event Dr. Scott is terminated by us other than for “cause” or other than by reason of his “disability” (each as defined in his offer letter), Dr. Scott will be entitled to full vesting of all unvested stock options and restricted stock previously granted to him and a cash payment equal to one-year of his then current base salary.
Bozena Korczak, Ph.D.
     We extended the offer of employment to Bozena Korczak for the position of Vice President Finance, Drug Development pursuant to an offer letter dated November 5, 2007, which provides that her annual salary will be at least $230,000 per year. Dr. Korczak’s base salary increased to $245,000 effective January 1, 2009. Dr. Korczak received an initial grant of 250,000 stock options upon joining us, which vest in equal monthly installments over a three-year period. Dr. Korczak is eligible to receive additional compensation depending upon achievement of performance goals as established by the Board. As an “at-will” employee, Dr. Korczak’s employment can be terminated by us or by her, at any time and for any reason. In the event Dr. Korczak is terminated by us other than for “cause” or other than by reason of her “disability” (each as defined in her offer letter), Dr. Korczak will be entitled to full vesting of all unvested stock options previously granted to her and a cash payment equal to one-year of her then current base salary.
James Gregory Ford
     We extended the offer of employment to James Gregory Ford for the position of Vice President of Business Development pursuant to an offer letter dated November 18, 2008, which provides that his annual salary will be at least $260,000 per year. Mr. Ford received an initial grant of 400,000 stock options, which vest 50% on the second anniversary of the grant date and the remainder vest in equal monthly installments thereafter for the third and fourth years from the grant date. Mr. Ford will be eligible to receive a discretionary cash bonus. For 2009, Mr. Ford may receive a maximum potential bonus of up to 100% of his base salary for deals in which Mr. Ford was the primary and lead negotiator and essential to concluding and based on (i) one percent (1%) of cash revenues actually received by us in 2009 for out-licensing deals, (ii) equity investments actually received in 2009 made by corporate partners as part of a strategic investment or business opportunity, and (iii) a 35% bonus payment for in-licensing deals of a marketed or clinical stage LMWH product, or a to be determined amount for any other clinical stage product. As an “at-will” employee, Mr. Ford’s employment can be terminated by us or by him, at any time and for any reason. If Mr. Ford’s employment is terminated as a result of a Qualified Termination (as defined in his offer letter), then Mr. Ford will be entitled to: (a) continuation of his base salary for one year, (b) Company payments of COBRA premiums for up to one year following termination, and (c) full vesting of any unvested stock options. However, if a Qualified Termination occurs within 24 months of the commencement of Mr. Ford’s employment, 200,000 options of his initial grant will vest in lieu of the schedule in (c) above.

DIRECTOR COMPENSATION
     The following Director Compensation table sets forth information concerning compensation for services rendered by our independent directors for fiscal year 2008.

	Fees Earned or
	Paid in	Option
	Cash	Awards		Total
Name	($)	($) (3)		($)
Frank P. Slattery, Jr.	29,000	32,100	(4)	61,100
Chairman of the Board

Shaun F. O’Malley	29,000	32,100	(4)	61,100
Chairman, Audit Committee

Brian Anderson	20,000	63,619	(5)	83,619
Chairman, Compensation Committee

William N. Kelley, M.D. (1)	34,000	32,100	(4)	36,100
Chairman, Governance Committee

Richard W. Bank, M.D.	9,000	33,615	(6)	42,615

Frank M. DeLape (2)	11,000	56,869	(4)	67,869

Michael E. Lewis, Ph.D.	23,000	63,619	(4)	86,619

Stefan D. Loren, Ph.D.	11,000	33,615	(6)	44,615

(1)	Dr. Kelley did not stand for re-election to our Board at the Annual Meeting of Stockholders held on June 30, 2009.

(2)	Mr. DeLape retired from the Board of Directors in May 2008.

(3)	This column reflects the dollar amount recognized for financial accounting reporting purposes, in accordance with SFAS 123(R), pursuant to our equity compensation plans and, therefore, includes amounts from awards granted in and prior to the applicable fiscal year. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the Named Executive Officer. The assumptions used in the calculation of these amounts are described in footnote 6 to our audited financial statements for the year ended December 31, 2008 and our discussion of stock-based compensation in our annual report on Form 10-K filed with the Securities and Exchange Commission under “Management’s Discussion and Analysis Of Financial Condition and Results of Operations—Critical Accounting Policies and Practices” for the year ended December 31, 2008.

(4)	Represents the compensation expense incurred by us in fiscal year 2008 in connection with option grants to purchase 150,000 shares of common stock on September 11, 2007. As of December 31, 2008, this director holds options to purchase 330,000 shares of common stock.

(5)	Represents the compensation expense incurred by us in fiscal year 2008 in connection with the option grant to purchase 150,000 shares of common stock on January 23, 2008. As of December 31, 2008, this director holds options to purchase 150,000 shares of common stock.

(6)	Represents the compensation expense incurred by us in fiscal year 2008 in connection with option grants to purchase 150,000 shares of common stock on July 31, 2008. As of December 31, 2008, this director holds options to purchase 150,000 shares of common stock.

Continuing Education of Directors
     We are committed to supporting the continuing education of our directors on relevant matters. The Governance Committee of the Board will decide on a case-by-case basis the appropriate level and frequency of support to provide.
Compensation of Directors
     Directors who are also our employees receive no additional compensation for serving as a director or as a member of any Committee of the Board. All non-employee directors receive a fee of $1,500 and $1,000 per Board meeting and Committee meeting, respectively, and are reimbursed for expenses incurred in connection with attending Board and Committee meetings. In addition, our Chairman of the Board receives an annual retainer of $20,000, the Chairman of the Audit Committee receives an annual retainer of $16,000, the Chairmen of the Compensation and Nominating and Corporate Governance Committees receive annual retainers of $14,000 and all other non-employee directors receive an annual retainer of $12,000.
     All new non-employee directors receive an initial grant of options to purchase shares of our common stock upon first becoming a member of the Board. In addition, each non-employee director may, at the discretion of the Board or Compensation Committee of the Board, receive additional equity compensation awards. See the Director Compensation Table below for more details.

MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION
     The following discussion and analysis should be read in conjunction with the consolidated financial statements including the notes thereto. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this prospectus.
Overview
     We are a development stage biotechnology company focused on treating life threatening, serious infectious diseases and acute cardiovascular disorders with synthetic small molecule compounds that mimic the activity of large natural protein molecules, compounds referred to as biomimetics. Using our proprietary computational drug design technology, we have created novel defensin mimetic antibiotic compounds, heparin antagonist compounds and other drug compounds intended for human therapeutic use. Since 2002, we have been a development stage enterprise, and accordingly, our operations have been directed primarily toward developing business strategies, raising capital, research and development activities, conducting pre-clinical testing and human clinical trials of our product candidates, exploring marketing channels and recruiting personnel.
     We have incurred operating losses since inception, have not generated any product sales revenues and have not achieved profitable operations. Our deficit accumulated during the development stage through March 31, 2009 aggregated $39,779,000, and we expect to continue to incur substantial losses in future periods. None of our product candidates have received regulatory approval for commercial sale and our product candidates may never be commercialized. In addition, all of our product candidates are in the early stages of development and several programs are on hold until we are able to obtain and allocate sufficient resources, including financing. The progress and results of our current and any future clinical trials or future pre-clinical testing are uncertain, and if our product candidates do not receive regulatory approvals, our business, operating results, financial condition and cash flows will be materially adversely affected. Our development programs require a significant amount of cash to support the development of product candidates.
     We are highly dependent on the success of our research, development and licensing efforts and, ultimately, upon regulatory approval and market acceptance of our products under development. Our short and long-term capital requirements depend upon a variety of factors, including market acceptance for our technologies and product candidates and various other factors. We anticipate that in order to achieve our operational objectives, including our plans during 2009 for completing Phase 1B studies as well as beginning preparation for Phase 2 studies for each of our PMX-30063 and PMX-60056 product candidates, our expenses and cash requirements will increase from historical levels and we will need to raise additional capital during 2009, through this offering and otherwise, in order to fully fund the research and development of our product candidates. We believe that our current cash and investment balances, exclusive of any cash to be generated from this offering or the Equity Line, will be sufficient to fund our planned Phase 1 studies for PMX-30063 and PMX-60056, and can fund our operations into the third quarter of 2010. Due to continued weakness in capital markets and our understanding that it may be difficult to secure significant additional financing on favorable terms, we have begun and expect to continue to scale back and delay some of our planned activities in order to prolong our cash resources.
     Our current cash and investment balances are not sufficient to initiate or fund Phase 2 clinical trials or any of the related development activities for PMX-30063 or PMX-60056. We do not plan to initiate our Phase 2 development activities for PMX-30063 or PMX-60056 until additional financing is secured, through this offering or otherwise. We may seek additional funds beyond this offering and the Equity Line, through equity or debt financing, among other sources. In addition, we may actively seek funds through government grants and contracts. However, as a result of current conditions in the equity and debt markets, we may not be able to obtain additional funding on favorable terms, if at all. In addition, if we choose to apply for government grants and contracts, there is no guarantee of acceptance of our applications. If we are unable to secure adequate additional funding during 2009, through this offering or otherwise, we will further delay, scale-back or eliminate certain of our planned research, drug discovery and development activities and certain other aspects of our operations and our business until such time as we are successful in securing adequate additional funding. As a result, our business may be materially and adversely affected. In the absence of adequate additional funding, we believe that we have the ability to scale our operations such that our current cash and investment balances, exclusive of any cash to be generated from this offering or the Equity Line, will be sufficient to fund our operations into the third quarter of 2010.
     Global market and economic conditions have been, and continue to be, disruptive and volatile. In particular, the cost of raising money in the debt and equity capital markets has increased substantially while the availability of funds from those markets has diminished significantly. If funding is not available when needed, or is available only on unfavorable terms, meeting our capital needs or otherwise taking advantage of business opportunities may become challenging, which could have a material adverse effect on our business plans.

     The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations for the three-months ended March 31, 2009 and 2008, and financial condition as of March 31, 2009 and December 31, 2008.
Critical Accounting Policies and Practices
     The preparation of our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires management to adopt critical accounting policies and to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and accompanying notes. These critical accounting policies and estimates have been reviewed by our Audit Committee. The principal items in our Consolidated Financial Statements reflecting critical accounting policies or requiring significant estimates and judgments are as follows:
Stock-based compensation
     From our inception, August 8, 2002, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation and have, since inception, recognized equity compensation expense over the requisite service period. Beginning January 1, 2006, we adopted SFAS No. 123(R), Share-based Payment using the modified-prospective transition method. There was no significant impact from switching from SFAS No. 123 to SFAS No. 123(R). Since inception, we have used the Black-Scholes formula to estimate the fair value of stock options and have elected to continue to estimate the fair value of stock options using the Black-Scholes formula. The volatility and expected term assumptions have the most significant effect on the results obtained from the Black-Scholes option-pricing model. We have to date assumed that stock options have an expected life of five years, representing about half of their contractual life, and assumed common stock volatility of between 41% and 75%. Higher estimates of volatility and expected life of the option increase the value of an option and the resulting expense. Given the absence of an active market for our common stock in prior periods, the fair value of our common stock has periodically been estimated using several criteria, including progress and milestones achieved in our research activities along with the price per share of our preferred and common stock offerings.
Results of Operations
Three-months ended March 31, 2009 compared to three-months ended March 31, 2008
Revenues and Expenses
     Grant and research revenues were $6,000 and $991,000 for the three-month periods ended March 31, 2009, and 2008, respectively. The decrease in grant and research revenue for the three-month period ended March 31, 2009 was the result of the timing of our expenditures and subsequent reimbursement related to our three-year $2,900,000 National Institutes of Health (or “NIH”) grant, which was awarded in April 2006 and completed in March 2009 in support of our development of our i.v. antibiotic product candidate, PMX-30063.
     Research and development expenses were $1,675,000 and $2,726,000 for the three-month periods ended March 31, 2009 and 2008, respectively. The decrease was the result of the delay and scale-back of certain research, and the delay of certain clinical development costs initiated during 2008. Pending timely and adequate additional funding, we expect our research and development costs to increase in the second half of 2009 as a result of increased staff hiring in connection with the preparation for Phase 2 studies for either or both of our lead product candidates, PMX-30063 and PMX-60056.
     General and administrative expenses were approximately $1,277,000 and $1,155,000 for the three-month periods ended March 31, 2009 and 2008, respectively. We do not expect our general and administrative costs to increase substantially over the next twelve months.
     Interest income and expense was $26,000 and $67,000 for the three-month periods ended March 31, 2009 and 2008, respectively. The changes were mostly the result of lower interest rates and decreased cash and investment balances resulting in less interest income.
Historical Cash Flows
     Operating Activities. Cash used in operating activities during the three-month period ended March 31, 2009 was approximately $2,642,000, compared to approximately $2,867,000 for the three-month period ended March 31,

2008. The decrease was primarily due to change in prepaid expenses and other current assets, partially offset by decreases in accounts payable, accrued expenses and deferred rent.
     Investing Activities. Cash provided by or used in investing activities represents cash paid for the purchase, and proceeds received from, the maturity of investments and cash paid for property and equipment. During the three-month period ended March 31, 2009, $1,898,000 was used to purchase investments. During the three-month period ended March 31, 2009 and 2008, $7,900,000 and $2,000,000 was received from the maturities of investments, respectively. During the three-month period ended March 31, 2009, $15,000 was used to purchase property and equipment.
     Financing Activities. To date, we have financed our operating and investing activities primarily from the proceeds from the sale of equity securities. During the three-month period ended March 31, 2009 we paid $36,000 in financing costs associated with our September 2008 private placement of Series 2008 preferred stock units and paid $36,000 in principal associated with our capital leases. During the three-month period ended March 31, 2008 we paid $308,000 in financing costs associated with our December 2007 registered offering of common stock units and paid $32,000 in principal associated with our capital leases.
Year ended December 31, 2008 compared to year ended December 31, 2007
     Since inception, our only revenues have been from grants and other research arrangements. Grant and research revenues were $1,066,000 and $1,126,000 for the years ended December 31, 2008 and 2007, respectively. The decrease in grant and research revenue was attributable to the timing of expenses and related funds received in connection with our advanced technology grant from the National Institute of Health, or NIH, in support of our development of our i.v. antibiotic product candidate and our heptagonist product candidate. We currently have $7,000 remaining available under these grants.
     We incurred research and development expenses of $7,401,000 and $9,328,000 for the years ended December 31, 2008 and 2007, respectively. The decrease was the result of the delay and scale-back of certain research and delay of certain clinical development costs during 2008. With the closing of our third quarter 2008 financing activities, costs to bring both PMX-30063 and PMX-60056 through Phase 1 development were prioritized and deployed. Research and development costs include $440,000 and $323,000 related to stock-based compensation expense for the years ended December 31, 2008 and 2007, respectively. Pending timely and adequate additional funding, we expect our research and development costs to increase in the second half of 2009 as a result of increased staff hiring in connection with the start of preparation for Phase 2 studies for our PMX-30063 and PMX-60056 product candidates.
     General and administrative expenses were $4,875,000 and $4,473,000 for the years ended December 31, 2008 and 2007, respectively. The overall increase was mostly attributable to increased legal costs and personnel costs. General and administrative costs include $964,000 and $936,000 related to stock-based compensation expense for the years ended December 31, 2008 and 2007, respectively.
     Interest income and other expenses were $224,000 and $511,000 for the years ended December 31, 2008 and 2007, respectively. The decrease was due to decreased interest rates on our cash, cash equivalent and investment balances.
Historical Cash Flows
     Operating Activities. Cash used in operating activities during the year ended December 31, 2008 increased to $10,926,000 as compared to $8,266,000 used for the year ended December 31, 2007. The increase was primarily due to increased general and administrative expenses and decreased current liabilities.
     Investing Activities. Cash used for investing activities represents cash paid for purchases of investments and property and equipment, net of maturities of investments. During the year ended December 31, 2008 and 2007, we purchased $9,553,000 and $9,880,000 of investments, respectively. During the year ended December 31, 2008 and 2007, maturities of our investments were $5,700,000 and $12,098,000, respectively. During the years ended December 31, 2008 and 2007, property and equipment purchases were $0 and $266,000, respectively.
     Financing Activities. We have financed our operating and investing activities primarily from the proceeds from the sale of equity securities. During the years ended December 31, 2008 and 2007, we received $16,966,000 and $2,558,000, respectively, in net proceeds of such issuances of equity securities. Additionally, during 2008 and 2007 we received $214,000 and $184,000, respectively from the exercise of stock options.

Year ended December 31, 2007 compared to year ended December 31, 2006
     Grant and research revenues were $1,126,000 and $821,000 for the years ended December 31, 2007 and 2006, respectively. The increase in grant and research revenue was attributable to funds received in connection with our advanced technology grant from the National Institute of Health, or NIH, in support of our development of our i.v. antibiotic product candidate, which commenced in April 2006.
     We incurred research and development expenses of $9,328,000 and $3,306,000 for the years ended December 31, 2007 and 2006, respectively. The increase was the result of increased headcount and outside laboratory research costs associated with our preclinical development, GMP compliant manufacturing and GLP compliant toxicology, safety pharmacology and genotoxicity studies for PMX-60056 and PMX-30063 planned for 2008. Research and development costs include $323,000 and $205,000 related to stock-based compensation expense for the years ended December 31, 2007 and 2006, respectively.
     General and administrative expenses were $4,473,000 and $4,174,000 for the years ended December 31, 2007 and 2006, respectively. The increase was the result of facility, investor relations and legal costs. General and administrative costs include $936,000 and $934,000 related stock-based compensation expense for the years ended December 31, 2007 and 2006, respectively.
     Interest income and other expenses were $511,000 and $693,000 for the years ended December 31, 2007 and 2006, respectively. The decrease was a result of our decreased average cash and investment balances along with declining interest rates.
Historical Cash Flows
     Operating Activities. Cash used in operating activities during the year ended December 31, 2007 increased to $8,266,000 as compared to $4,319,000 used for the year ended December 31, 2006. The increase is attributed primarily to increased research and development spending and increased general and administrative expenses.
     Investing Activities. Cash used for investing activities represents cash paid for purchases of investments and property and equipment, net of maturities of investments. During the year ended December 31, 2007 and 2006, we purchased $9,880,000 and $10,810,000 of investments, respectively. During the year ended December 31, 2007 and 2006, maturities of our investments were $12,098,000 and $5,000,000, respectively. During the years ended December 31, 2007 and 2006, property and equipment purchases were $266,000 and $274,000, respectively.
     Financing Activities. We have financed our operating and investing activities primarily from the proceeds from the sale of equity securities. During the years ended December 31, 2007 and 2006, we received $2,558,000 and $3,720,000, respectively, in net proceeds of such issuances of equity securities. Additionally, during 2007 we received $184,000 from the exercise of stock options.
Liquidity and Capital Resources
     As of March 31, 2009 and December 31, 2008, we had cash and investment balances of approximately $12,379,000 and $15,106,000, respectively, and total liabilities of approximately $2,664,000 and $2,934,000, respectively. The decrease in our cash and investment balances was primarily attributable to cash used to fund ongoing operations.
     The global financial markets have been and continue to be in turmoil, with extreme volatility in the equity and credit markets and with some financial and other institutions experiencing significant financial distress. In addition, neither our access to nor the value of our cash equivalents or short-term investments have been negatively affected by the recent liquidity problems of financial institutions. Although we have attempted to be prudent in our investment strategy and in funding our anticipated near term liquidity needs, it is not possible to predict how the financial market turmoil and the deteriorating economic conditions may affect our financial position.
     These and any future financial institution failures could cause losses to the extent cash amounts or the values of securities exceed government deposit insurance limits, and could restrict our access to the public equity and debt markets. In particular, the cost of raising money in the debt and equity capital markets has increased substantially while the availability of funds from those markets has diminished significantly. Also, as a result of concern about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards and reduced and, in some cases, ceased to provide funding to borrowers. Low valuations and decreased appetite for equity investments, among other factors, may make the equity markets difficult to access on acceptable terms or unavailable altogether.
     We are a development stage company and have not experienced significant revenue generating activities since our formation. We reached a positive working capital position for the first time in the fourth quarter of 2005 as a result of our financing activities. We have incurred operating losses for each year since our inception in 2002. To achieve operating profits, we, alone or with others, must successfully identify, develop and market product candidates. Our principal activities, from the beginning of our development stage, have been organizational matters, issuance of stock, product research and development, fund raising and market research.
     In the near-term, we expect to continue to incur significant and increasing operating losses as a result of the research and development expenses we expect to incur in developing our product candidates and the general and administrative expenses we incur as a reporting company under the Securities Exchange Act of 1934, as amended. Additionally, we do not expect to generate any revenues from sources other than research grants for the foreseeable future.
     We believe that our current cash and investment balances, exclusive of any cash to be generated from this offering or the Equity Line, will be sufficient to fund our planned Phase 1 studies for PMX-30063 and PMX-60056, and can fund our operations into the third quarter of 2010. Due to continued weakness in capital markets and our understanding that it may be difficult to secure significant additional financing on favorable terms, we have begun and expect to continue to scale back and delay some of our planned activities in order to prolong our cash resources. Our current cash and investment balances are not sufficient to initiate or fund Phase 2 clinical trials or any of the related development activities for PMX-30063 or PMX-60056. If we are unable to secure adequate additional funding during 2009, through this offering or otherwise, we will further delay, scale-back or eliminate certain of our planned research, drug discovery and development activities and certain other aspects of our operations and our business until such time as we are successful in securing adequate additional funding. In the absence of adequate additional funding, we believe that we have the ability to scale our operations, however, in doing so, our current cash and investment balances can only fund our operations into the third quarter of 2010. Our short and long-term capital requirements depend upon a variety of factors, including market acceptance for our technologies and product candidates and various other factors, many of which we cannot control, including:
➢	success of our clinical trials for PMX-30063 and PMX-60056;
➢	continued progress of and increased spending related to our research and development activities, including our plan to hire additional research and development employees;
➢	the conditions in the capital markets and the biopharmaceutical industry that make raising capital or entering into strategic arrangements difficult and expensive;

➢	progress with preclinical experiments and clinical trials;

➢	ongoing general and administrative expenses related to our being a reporting company;

➢	the cost, timing, and results of regulatory reviews and approvals;
➢	the maintenance of our existing licenses with the University of Pennsylvania and the University of Massachusetts;
➢	the success, timing, and financial consequences of any future collaborative, licensing and other arrangements that we may establish;
➢	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

➢	the costs of commercializing any of our other product candidates;

➢	technological and market developments;

➢	the cost of manufacturing development; and

➢	timing and volume of sales of products for which we obtain marketing approval.
     We expect to seek additional funds beyond the proceeds of this offering and the Equity Line, through equity or debt financing, collaborative or other arrangements with corporate partners, and from other sources. For instance, we may actively seek more funding through government grants and contracts. We may not be able to obtain any additional financing on terms acceptable to us, if at all, or we may not raise as much as we expect. If adequate additional funds are not available when required, we will have to delay, scale-back or eliminate certain of our research, drug discovery or development activities or certain other aspects of our operations and our business will be materially and adversely affected.
     We are subject to many risks associated with development-stage businesses, including the above-discussed risks associated with the ability to raise capital. Please see the section entitled “Risk Factors” for more information regarding risks associated with our business.
Off-Balance Sheet Arrangements
     We do not have any “off-balance sheet arrangements” as defined in applicable SEC regulations.
Commitments and Contingencies
     As described above, we believe our current cash and investment balances are adequate to fund operations, including the following commitments and contingencies, into the third quarter of 2010. If we are unable to secure adequate additional funding during 2009, we will delay, scale-back or eliminate certain of our future research, drug discovery or development activities or certain other aspects of our operations and our business until such time as we are successful in securing adequate additional funding.
Capital Lease
     We have entered into lease agreements for laboratory equipment. The initial obligation under these capital leases was $331,000. The value of the laboratory equipment acquired in connection with these leases was $398,000 and the depreciation associated with these assets is included along with that of other owned property and equipment. These equipment leases have terms of up to three years, at interest rates ranging from 9.5% to 11.5% and contain bargain purchase options. In connection with these capital leases, we will pay $108,000 during 2009, $4,000 of which will be for interest. These capital leases end during 2009.
Operating Lease
     In June 2006, we entered into a lease agreement for 24,223 square feet of combined office and laboratory space located in Radnor, Pennsylvania. The initial term of the lease is 12 years. Payments under the lease commenced on December 1, 2006. Our future minimum lease payments under this non-cancelable operating lease are as follows (in thousands):

Operating Leases
2009	$497
2010	$589
2011	$667
2012	$686
2013	$705
Thereafter	$3,610
Total minimum lease payments	$6,754

     Prior to the commencement of our current operating lease for our Radnor Facility, we leased approximately 3,500 square feet of combined office and laboratory space on a month-to-month basis in Philadelphia, Pennsylvania. Rent expense was $598,000, $598,000 and $559,000 and $1,877,000 for the years ended December 31, 2008, 2007, and 2006, and for the period from August 8, 2002 (Inception) to December 31, 2008, respectively.

Patent License Agreements
     University of Pennsylvania. In January 2003, we entered into a Patent License Agreement with Penn. Under the terms of the agreement, we were granted an exclusive, worldwide royalty-bearing license to make and sell products utilizing seven of Penn’s issued or pending patents for the life of such patents. One issued patent and five patent applications cover the composition of matter on antimicrobial compounds, including small molecules, oligomers and polymers. One patent application covers the composition and use of polycationic compounds for treating cancer. If a change-of-control event occurs, in which we transfer the license to these patents to a third party or we are acquired by another company, we are required to pay a 3% royalty on the gross sales for licensed products that are sold as pharmaceuticals and a 1.5% royalty on products sold as coatings for use in medical devices. We are permitted to sublicense the patents provided that (a) the sublicensee is prohibited from further licensing of the patents and (b) the sublicensee is subject to all of the terms of the original license granted to us. In addition, we are required to share with Penn any consideration we receive from sublicensing our patents to a third party.
     University of Massachusetts. In January 2004, we entered into a five-year sponsored research agreement with UMass. Under the terms of this agreement, we have the exclusive option to license any intellectual property that may be generated by Dr. Gregory Tew pursuant to research sponsored under the agreement. We may exercise this option by issuing 7,500 shares of our common stock to UMass for each $100,000 of research conducted by Dr. Tew. If we exercise this option, we are also required to reimburse UMass for direct patent costs incurred by it for the patents licensed by us. During 2007, we issued 12,500 shares to UMass in connection with this agreement. We sponsored $36,000 and $107,000, $118,000 of Dr. Tew’s research for 2008, 2007 and 2006, respectively.
Other
     Agreements with Employees. We have entered into employment agreements with various executives. These agreements provide for severance arrangements and accelerated vesting of equity compensation awards in the event that the executive is terminated by us other than for cause or disability or if the executive resigns for good reason.
     Credit Line. In April 2006, we entered into a line of credit agreement with a financial institution. This line of credit provides for monthly interest-only payments at a variable per annum rate of 3% plus the 30-day LIBOR rate. The amount available under this line of credit ranges from 85% to 92% of cash and investments pledged as collateral, based upon the amount and security type. There is currently no outstanding balance on this line of credit. In June 2006, we entered into a letter of credit agreement with the same financial institution to secure our payment obligations under our facility operating lease. This letter of credit is for $1,400,000, expires on December 1, 2009 and is secured by our credit line.
Recently Issued Accounting Pronouncements
     In September 2006, the Financial Accounting Standards Board (or “FASB”) issued Statement of Financial Accounting Standards (or “SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value and expands disclosures on fair value measurements. SFAS 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years; however, the FASB did provide a one-year deferral for the implementation of SFAS 157 for nonfinancial assets and liabilities.
     SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on management’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The adoption of SFAS 157 did not have any impact on our consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 was effective for fiscal years beginning after November 15, 2007. We did not elect the fair value option available under SFAS 159 for any financial assets or liabilities.

     In June 2007, the FASB ratified the consensus reached in EITF Issue No. 07-03, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (Issue No. 07-03). Issue No. 07-03 requires that non-refundable advance payments for future research and development activities should be deferred and recognized as an expense as goods are delivered or the related services are performed. Issue No. 07-03 is effective for fiscal years beginning after December 15, 2007. Issue No. 07-03 was adopted effective January 1, 2008 and did not have a material impact on our consolidated financial statements.
     In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, (“FSP EITF 03-6-1”). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore need to be included in the earnings allocation in computing earnings per share, or EPS, under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, Earnings per Share (“SFAS No. 128”). FSP EITF 03-6-1 applies to the calculation of EPS under SFAS No. 128 for share-based payment awards with rights to dividends or dividend equivalents. FSP EITF 03-6-1 clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented must be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform with the provisions of FSP EITF 03-6-1. Early adoption is not permitted. We do not expect EITF 03-6-1 to have a material impact on our consolidated financial statements.
     In June 2008, the FASB ratified the consensus reached on EITF Issue No. 07-05, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF No. 07-05”). EITF No. 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. EITF No. 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for an existing instrument is not permitted. We are currently evaluating the impact of the pending adoption of EITF No. 07-05 on our consolidated financial statements.
     In April 2009, the FASB issued Financial Statement Position (“FSP”) No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. FSP No. FAS 115-2 and FAS 124-2 amends current other-than-temporary impairment guidance for debt securities and improves the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. FSP No. FAS 115-2 and FAS 124-2 are effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP No. FAS 115-2 and FAS 124-2 are not expected to have a material impact on our consolidated financial statements.
     In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS 165”). SFAS 165 establishes general standards for accounting and disclosure of events occurring subsequent to the balance sheet date but prior to issuance of the financial statements. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The adoption of SFAS 165 is not expected to have a material impact on our consolidated financial statements.
     In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (“SFAS 168”). SFAS 168 introduces the FASB Accounting Standards Codification that will serve as the single source of authoritative GAAP. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 is not expected to have a material impact on our consolidated financial statements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     Other than compensation agreements and other arrangements with our executive officers and directors and the transactions described below, during our last three fiscal years, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years and in which any of our directors, nominees for director, executive officers, holders of more than five percent of any class of our voting securities or any member of the immediate family of the foregoing persons had or will have a direct or indirect material interest.
Fordham Financial Management, Inc.
     In June 2008, we entered into an Amended and Restated Co-Placement Agent Agreement with Fordham Financial, a former 5% stockholder of ours, and Carter Securities, LLC. As consideration for the placement services rendered by the placement agents, including Fordham Financial, in connection with our July 2008 public offering, during the period from May 2008 to July 2008 Fordham Financial received:
➢	a total of $276,000 in commissions, which represented 7% of the gross proceeds we received for units placed by Fordham Financial;
➢	reimbursement of out of pocket expenses in an amount not to exceed $20,000 and the fees of Fordham Financial’s legal counsel of up to $50,000 plus approved disbursements; and
➢	warrants to purchase 281,578 shares of common stock, which represented 5% of the aggregate number of units sold in the offering. The warrants are currently exercisable, have an exercise price of $1.00 per share and expire July 14, 2013.
     In December 2007, Fordham Financial served as a selected dealer in connection with our December 2007 public offering. In consideration for the services rendered by Fordham Financial in connection with the December 2007 public offering, Fordham Financial received a total of $30,720 in commissions, which represented 7% of the gross proceeds we received for units distributed by Fordham Financial.
Private Placement
     On September 23, 2008, we entered into Securities Purchase Agreements with certain institutional and individual accredited investors, including three of our directors, in a private placement of $4.25 million of units at $7.00 per unit consisting of (i) one share of our Series 2008 Convertible Preferred Stock and (ii) a Series B Warrant to purchase either shares of our 2008 Convertible Preferred Stock or, if the Series 2008 Convertible Preferred Stock has been converted into our common stock, shares of our common stock.
     In connection with the private placement, Stefan Loren, a director of ours, purchased 2,150 units at an aggregate offering price of $15,050; Frank Slattery Jr., a director of ours, purchased 42,900 units at an aggregate offering price of $300,300; and Shaun O’Malley, a director of ours, purchased 2,143 units at an aggregate offering price of $15,001.
     Pursuant to the terms of the Securities Purchase Agreements, each share of Series 2008 Convertible Preferred Stock automatically converted into 10 shares of common stock on December 10, 2008 upon the effectiveness of an amendment to our certificate of incorporation to increase the number of shares of common stock authorized for issuance by us to an amount sufficient to cover the issuance of shares of common stock upon conversion of the 2008 Convertible Preferred Stock and the issuance of shares of common stock issuable after such conversion upon exercise of all of the Series B Warrants.
     Pursuant to the terms of the Securities Purchase Agreements, we also agreed to file, and filed, a registration statement on Form S-1 covering the resale of common stock issuable on the conversion of the 2008 Convertible Preferred Stock and the issuance of common stock issuable upon exercise of the Series B Warrants.
     Each Series B Warrant represents the right to purchase either (a) one share of Series 2008 Convertible Preferred Stock at an exercise price of $10.00 per share or (b) if, at the time the Series B Warrant is exercised, the Series 2008 Preferred Stock has been converted into shares of common stock, ten shares of common stock at an exercise price of $1.00 per share. Each Series B Warrant may be exercised at any time through September 22, 2013. A holder will not have the right to exercise any portion of a Series B Warrant to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates), would beneficially own in excess of 9.99% of the number of shares of the common stock outstanding immediately after giving effect to such issuance.

CORPORATE GOVERNANCE
     Our Board currently has eight members. William N. Kelley previously served as one of our directors but elected not to stand for re-election to our Board at the Annual Meeting of Stockholders held on June 30, 2009. Our Board, upon the recommendation of our Governance Committee, nominated Douglas Swirsky to stand for election to the Board at the Annual Meeting of Stockholders held on June 30, 2009 and Mr. Swirsky was elected to our Board at that meeting.
Independence of Directors
     In determining the independence of our directors, we apply the definition of “independent director” provided under the rules of the NYSE Amex (formerly the American Stock Exchange). Pursuant to the NYSE Amex rules, the Board concluded its annual review of director independence in May 2009. After considering all relevant facts and circumstances, the Board affirmatively determined that all of the directors then serving on the Board and those directors nominated for election at the Annual Meeting of Stockholders to be held on June 30, 2009 are independent pursuant to the NYSE Amex rules regarding director independence, with the exception of Nicholas Landekic, who serves as our President and Chief Executive Officer.
Compensation Committee Interlocks and Insider Participation
     The current members of the Compensation Committee are Brian Anderson, Richard Bank and Michael Lewis. Frank DeLape served on the Compensation Committee until his retirement from the Board of Directors in May 2008, and William Kelley served on the Compensation Committee until his service on the Board ended June 30, 2009. Except for Mr. DeLape, none of these individuals has ever been an officer or employee of ours. From August 2005 to November 2005, Mr. DeLape served as the sole officer as well as director of PolyMedix, Inc., formerly BTHC II Acquisition Corp. In addition, none of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or the Compensation Committee.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information
     Since August 18, 2006, our common stock has been traded on the OTC Bulletin Board under the symbol “PYMX”. The market for our common stock is limited and volatile. The following table sets forth the range of high and low bid quotations or high and low closing prices, as applicable, for our common stock for each of the periods indicated as reported by the OTC Bulletin Board. The prices quoted on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commissions. The OTC Bulletin Board prices listed below may not represent actual transaction prices.

	Year Ended December 31,
	2009
	High	Low
First Quarter	$1.24	$0.63
Second Quarter	$0.85	$0.64
Third Quarter (July 1, 2009 – , 2009)

	Year Ended December 31,
	2008
	High	Low
First Quarter	$1.90	$0.56
Second Quarter	$1.05	$0.70
Third Quarter	$1.05	$0.52
Fourth Quarter	$1.45	$0.68

	Year Ended December 31,
	2007
	High	Low
First Quarter	$4.00	$1.60
Second Quarter	$2.35	$1.55
Third Quarter	$2.10	$0.75
Fourth Quarter	$2.10	$0.75

	Year Ended December 31,
	2006
	High	Low
Third Quarter	$5.00	$4.46
Fourth Quarter	$4.60	$2.50
     As of     , 2009, the last reported sales price of our common stock on the OTC Bulletin Board was $     per share.
Holders of Record
     As of     , 2009, there were approximately 700 holders of record of shares of common stock.
Dividends
     Since our reincorporation in Delaware in March 24, 2005, we have not paid or declared any cash dividends on our common stock. We currently intend to retain any earnings for future growth and, therefore, do not expect to pay cash dividends on our common stock in the foreseeable future.

Equity Compensation Plan Information
     The following table sets forth, as of December 31, 2008, information concerning equity compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations or expirations since that date.

(c)
	(a)		Number of securities
	Number of securities	(b)	remaining available
	to	Weighted-average	for
	be issued upon	exercise price of	future issuance
	exercise	outstanding	under equity
	of outstanding	options,	compensation plan
	options,	warrants and	(excluding securities
	warrants and rights	rights	reflected column (a))
Equity compensation plans approved by security holders (1)	8,890,000	$1.41	64,500
Equity compensation plans not approved by security holders (2)	1,320,000	$1.60	—
Total:	10,210,000	$1.44	64,500

(1)	Represents 918,000 and 7,972,000 shares of our common stock issuable upon exercise of outstanding options granted under our 2002 Equity Compensation Plan and our 2005 Omnibus Equity Compensation Plan, respectively, as of December 31, 2008, and 64,500 shares of our common stock available for future issuance under our 2005 Omnibus Equity Compensation Plan as of December 31, 2008.

(2)	An aggregate of 1,320,000 shares of our common stock represent portions of prior grants that exceeded the aggregate individual grant limit under our 2002 Equity Compensation Plan or 2005 Omnibus Equity Compensation Plan, as applicable, and are considered to have occurred outside such plans.

          On June 30, 2009, our shareholders approved an amendment and restatement of our 2005 Omnibus Equity Compensation Plan, which increased the aggregate number of shares of common stock reserved for issuance under the 2005 Omnibus Equity Compensation Plan from 8,263,306 to 23,582,000.

DESCRIPTION OF SECURITIES
Capital Stock
     We are authorized to issue 250,000,000 shares of common stock, par value $0.001 per share, of which 59,845,065 shares were issued and outstanding as of March 31, 2009, and 10,000,000 shares of preferred stock, par value $0.001 per share, of which no shares were issued and outstanding as of December 31, 2008.
Units
     Each unit will consist of            share(s) of common stock and a warrant to purchase             share(s) of common stock. The units will not be certificated and the common stock and warrants will be immediately separable and will be separately transferable immediately upon issuance.
Common Stock
     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulative voting for the election of directors. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore subject to the rights of preferred stockholders. We do not intend to pay any cash dividends to the holders of common stock and anticipate reinvesting our earnings. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the preferences of preferred stockholders. Shares of common stock have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to common stock.
Warrants to be Issued as Part of this Offering
     The Warrants offered in this offering will be issued in the form that will be filed as an exhibit to the registration statement of which this prospectus is a part. You should review a copy of the form of warrant for a complete description of the terms and conditions applicable to the Warrants. The following is a brief summary of the Warrants and is subject in all respects to the provisions contained in the form of warrant.
     Each Warrant represents the right to purchase     share(s) of common stock at an exercise price equal to $     per share, subject to adjustment as described below. Each Warrant may be exercised on or after the applicable closing date of this offering through and including the close of business on     . The Warrant will have a cashless exercise right in the event that the common stock underlying the Warrants are not covered by an effective registration statement at the time of such exercise.
     The exercise price and the number of shares underlying the Warrants are subject to appropriate adjustment in the event of stock splits, stock dividends on our common stock, stock combinations or similar events affecting our common stock. In addition, in the event we consummate any merger, consolidation, sale or other reorganization event in which our common stock is converted into or exchanged for securities, cash or other property or we consummate a sale of substantially all of our assets, then following such event, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property which the holders would have received had they exercised the Warrants immediately prior to such reorganization event.
     No fractional shares of common stock will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the market value of a share of common stock. A Warrant may be transferred by a holder without our consent, upon surrender of the Warrant, properly endorsed (by the holder executing an assignment in the form attached to the Warrant). The Warrants will not be listed on any securities exchange or automated quotation system and we do not intend to arrange for any exchange or quotation system to list or quote the Warrants.
Preferred Stock
     We are authorized to issue 10,000,000 shares of preferred stock, with a par value of $0.001 per share, and the Board of Directors is authorized to create one or more series of preferred stock, and to designate the rights, privileges, restrictions, preferences and limitations of any given series of preferred stock. Accordingly, the Board of Directors may, without stockholder approval, issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock.

Stockholder Rights Plan
     Each outstanding share of our common stock includes an associated preferred stock purchase right (a “Right”) that will entitle the registered holder to purchase from us one one-thousandth of a share of Series C Preferred Stock, par value $0.001 per share, at a purchase price of $15.00 per one one-thousandth of a share, subject to adjustment.
     Because of the nature of the dividend, liquidation and voting rights of Series C Preferred Stock, the value of the one one-thousandth interest in a share of Series C Preferred Stock purchasable upon exercise of each Right, should approximate the value of one share of our common stock. The Rights are governed by a Rights Agreement dated as of May 12, 2009 (the “Rights Agreement”).
     Separation and Distribution of Rights; Exercisability. Initially, the Rights will be attached to all shares of our common stock then outstanding, whether or not certificated, and no separate Rights certificates will be distributed. The Rights will separate from the common stock upon the earlier of:
•	10 business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our shares of common stock then outstanding (“Acquiring Person”) (subject to certain exceptions set forth in the Rights Agreement), or such earlier date as the Board becomes aware of the Acquiring Person’s existence; or

•	10 business days (or some later date as determined by the Board) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 15% or more of our shares of common stock then outstanding (subject to exceptions as set forth in the Rights Agreement).
     Until the date that the Rights separate from our common stock (the “Distribution Date”), (i) the Rights will be evidenced by and transferred with, and only with, the shares of our common stock, (ii) newly issued shares of our common stock, whether or not certificated, will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any shares of our common stock outstanding will also constitute the transfer of the Rights associated with such shares of our common stock.
     The Rights are not exercisable until the Distribution Date and will expire at the close of business on May 12, 2019, unless earlier redeemed by us as described below.
     As soon as practicable after the Distribution Date, Rights certificates will be mailed to the holders of record of our common stock as of the close of business on the Distribution Date and, after that, the separate Rights certificates will represent the Rights. Except in connection with shares of our common stock issued or sold pursuant to the exercise of stock options under any employee plan or arrangements, or upon the exercise, conversion or exchange of securities issued by us in the future, or as otherwise determined by the Board, only shares of our common stock issued prior to the Distribution Date will be issued with Rights.
     Flip-in Events. Each holder of a Right (other than the Acquiring Person and any associate or affiliate thereof) will have the right to receive, upon exercise, shares of our common stock (or, in some circumstances, cash, property or our other securities) having a value equal to two times the purchase price of the Right, as the case may be, if:
•	any person becomes an Acquiring Person (except pursuant to specified exceptions);

•	we are the surviving corporation in a merger with an Acquiring Person and the common stock is not changed or exchanged; or

•	during the time that there is an Acquiring Person, a merger, reclassification or similar event occurs that results in increasing the Acquiring Person’s beneficial ownership of shares of our common stock by more than 1%.
     Notwithstanding any of the foregoing, following the occurrence of any of the events described in this paragraph, all Rights that are, or (under some circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The events described in this paragraph are referred to as “Flip-in Events.”

     For example, at a purchase price of $15.00 per Right, each Right not owned by an Acquiring Person (or by some related parties or transferees) following a Flip-in Event set forth in the preceding paragraph would entitle its holder to purchase $30.00 worth of our common stock (or other consideration, as noted above) for $15.00.
     Flip-over events. At any time following the earlier of a public announcement that a person has become an Acquiring Person or the date that a majority of the Board becomes aware of the existence of an Acquiring Person (in either case, the “Stock Acquisition Date”), each holder of a Right (except Rights which previously have been voided as set forth above) will have the right to receive, upon exercise, common stock of an acquiring company having a value equal to two times the purchase price of the Right if any of the following occur:
•	we enter into a merger in which we are not the surviving corporation;

•	we are the surviving corporation in a merger pursuant to which all or part of the outstanding shares of our common stock are changed into or exchanged for stock or other securities of any other person or cash or any other property; or

•	more than 50% of our combined assets, cash flow or earning power and our subsidiaries is sold or transferred (in each case other than some consolidations with, mergers with and into, or sales of assets, cash flow or earning power by or to our subsidiaries as specified in the Rights Agreement).
     The events described in this paragraph are referred to as “Flip-over Events.” Flip-in Events and Flip-over Events are referred to collectively as “Triggering Events.”
     Anti-dilution Adjustments; Fractional Shares. The applicable purchase price payable, the number of shares of Series C Preferred Stock or other securities or property issuable upon the exercise of the Rights, and the number of applicable Rights outstanding are subject to adjustment from time to time to prevent dilution, in the event of a stock dividend on, or a subdivision, combination or reclassification of, Series C Preferred Stock or common stock, or upon the occurrence of certain other specified dilutive events. No fractional shares of Series C Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-thousandth of a share of Series C Preferred Stock) and, in lieu of the issuance of fractional shares, we may make an adjustment in cash based on the market price of the Series C Preferred Stock on the trading date immediately prior to the date of exercise.
     Dividend, Liquidation and Redemption Rights of the Series C Preferred Stock. Each share of Series C Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment equal to the greater of $0.001 per share and an aggregate amount of 1,000 times the dividend declared per share of common stock (other than stock dividends payable in common stock). Upon liquidation, the holders of Series C Preferred Stock will be entitled to the greater of (1) a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends) and (2) an aggregate payment equal to 1,000 times the payment to be made per share of common stock. Each share of Series C Preferred Stock will have 1,000 times the number of votes each share of the common stock has on matters the respective class is entitled to vote on, which will be voted together with common stock. Upon any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, each share of Series C Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.
     At any time, or from time to time, the Board may redeem the outstanding shares of Series C Preferred Stock, in whole but not in part, at a cash price per share equal to 105% of (i) 1,000 (subject to adjustment) times the average market value of common stock plus (ii) all accrued and unpaid dividends of the Series C Preferred Stock as of the redemption date.
     Exchange of the Rights. At any time after the occurrence of a Flip-in Event and prior to the acquisition by a person or group of 50% or more of the shares of common stock then outstanding, the Board may, without payment of the purchase price by the holder, exchange the Rights, in whole or in part, as follows:
•	each Right (other than the Rights owned by the Acquiring Person or group, which will become void) may be exchanged for one-half the number of shares of common stock, one one-thousandth of a share of Series C Preferred Stock or shares or other units of other property for which a Right is exercisable immediately prior to the time of the action of the Board to exchange the Rights.
     Redemption of the Rights. At any time prior to the earliest of (i) the Stock Acquisition Date, (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person, or (iii) May 12, 2019, we may redeem all, but not less than all, of the Rights at a price of $0.001 per Right (payable in cash, shares of our common stock or other consideration deemed appropriate by the Board and subject to adjustment). Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of these Rights will be to receive the $0.001 redemption price.
     No Rights as Stockholder. Until a Right is exercised, the holder will have no rights as a stockholder of ours, including, without limitation, the right to vote or to receive dividends.
     Amendment of the Rights Agreement. Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board at any time during the period in which the Rights are redeemable. At any time when the Rights are no longer redeemable, the provisions of the Rights Agreement may be amended by the Board only if the amendment does not adversely affect the interest of holders of Rights (excluding the interest of any Acquiring Person) or cause the Rights to become redeemable again.
     Certain Anti-takeover Effects. The Rights approved by the Board are designed to protect and maximize the value of our outstanding equity interests in the event of an unsolicited attempt by an acquirer to take over the Company, in a manner or on terms not approved by the Board. Takeover attempts frequently include coercive tactics to deprive the Board and its stockholders of a full opportunity to evaluate an offer in light of our long term prospects. The Rights have been declared by the Board in order to deter such tactics.
     The Rights are not intended to prevent all takeovers of the Company and will not do so. Since, subject to the restrictions described above, we may redeem the Rights prior to the Distribution Date, the Rights should not interfere with any merger or business combination approved by the Board.
     The Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board. The Rights may cause substantial dilution to a person or group that attempts to acquire us (or which otherwise becomes an Acquiring Person) on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.
Warrants Issued in Previous Securities Offerings
     We issued Series B Warrants to purchase 6,088,340 shares of common stock in connection with our 2008 Private Placement at an exercise price of $1.00 per share. These warrants expire on September 22, 2013. In addition, we issued to the placement agents in the 2008 Private Placement Series B Warrants to purchase 279,583 shares of common stock as partial compensation for services in connection with the 2008 Private Placement.
     We issued Series A Warrants to purchase 21,428,571 shares of common stock, of which 21,214,143 are currently outstanding, in connection with our July 2008 registered direct offering of units at an exercise price of $1.00 per share. These warrants expire on July 15, 2013. In addition, we issued to the placement agents and selected dealers in the offering warrants to purchase 1,071,429 shares of common stock as partial compensation for services in connection with the offering. These warrants are substantially similar to the Series A Warrants and expire July 14, 2013.
     We issued warrants to purchase 2,943,222 shares of common stock in connection with our December 2007 registered direct offering of units at an exercise price of $1.10 per share. These warrants expire on December 20, 2012.
     We issued warrants to purchase 4,119,194 shares of common stock in connection with our 2006 private placement of Series 1 preferred stock to the placement agent of our Series 1 Preferred Stock. These warrants have an exercise price of $1.23 per share, as adjusted for weighted average anti-dilution protection. These warrants expire on November 8, 2010 and contain additional weighted average anti-dilution protection if we issue certain securities at a price per share less than $1.23.
Anti-Takeover Effects of Delaware Law, our Certificate of Incorporation and our Bylaws
     We are subject to Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a business combination with any interested stockholder for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, an interested stockholder is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
     In addition, our certificate of incorporation and our bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third-party to acquire, or discourage a third-party from seeking to acquire, control of our company.
     Our certificate of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting. Our stockholders may also take any action by written consent in lieu of a meeting.
     Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our Chairman of the Board, our chief executive officer or our Board. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.
     The authorization in our certificate of incorporation of undesignated preferred stock makes it possible for our Board, without obtaining further stockholder approval, to issue preferred stock with voting rights or other rights or preferences that could impede the success of any attempt to take control of us.
     The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our Board. In addition, the affirmative vote of the holders of at least three-fourths of the votes which all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described in the prior two paragraphs.

PLAN OF DISTRIBUTION
          , which we refer to as the placement agent, has entered into a placement agency agreement with us in connection with this offering. The placement agent may engage one or more sub-placement agents or selected dealers. Among other things, the placement agent will assist us in identifying and evaluating prospective investors and approach prospective investors regarding the offering. The placement agent will assist us on a “best efforts” basis. The placement agent will have no obligation to buy any of the units from us, nor is it required to arrange the purchase or sale of any specific number or dollar amount of units. We will enter into subscription agreements directly with investors in connection with this offering. All funds we receive from investors will be placed in a non-interest-bearing escrow account with American Stock Transfer & Trust Company, which we refer to as the escrow agent.
     The placement agency agreement provides that the obligations of the placement agent are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our officers, our counsel, and our independent auditors. If the closing conditions are not satisfied by         , 2009, we will return your subscription amount to you without interest and without any other offset or deduction within two days.
     There may be one or more closings of the offering. On each closing date, we will issue the securities for which subscriptions have been received and accepted to the subscribers and we will receive funds in the amount of the aggregate purchase price for those securities. We currently anticipate a first closing of a sale of the securities on         , 2009.
     On each closing date, the following will occur:
➢	we will receive funds in the amount of the aggregate purchase price of the securities being sold by us on such closing date, less the amount of fees we are paying to the placement agent;
➢	we will cause common stock sold on such closing date to be delivered in book-entry form through the facilities of the Depository Trust Company and issue the warrants to the subscribers; and
➢	the escrow agent will pay the placement agent fees in accordance with the terms of the placement agency agreement.
     We have agreed to pay the placement agent a cash fee equal to 7% of the gross proceeds of this offering, as well as “placement agent warrants” to purchase a number of shares of the our common stock equal to 5% of the aggregate number of shares of common stock included in units sold in the offering. The placement agent warrants will have terms substantially similar to the terms of the warrants included in the units offered hereby, and the placement agent warrants will comply with NASD Rule 5110(g)(1) in that for a period of 180 days after the issuance date of the placement agent warrants (which shall not be earlier than the applicable closing date of this offering), neither the placement agent warrants nor any shares of our common stock issued upon exercise of the placement agent warrants shall be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the placement agent warrants are being issued, except the transfer of any security:
➢	by operation of law or by reason of reorganization of the Company;
➢	to any FINRA member firm participating in this offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction described above for the remainder of the time period;
➢	if the aggregate amount of securities of the Company held by either placement agent or related person do not exceed 1% of the securities being offered;
➢	that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

➢	the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.
     The placement agent will have piggyback registration rights with respect to the shares of common stock underlying the placement agent warrants. In addition, the warrants will have a cashless exercise right in the event that an effective registration statement is not available for the resale of the shares of common stock underlying the placement agent warrants.
     The following table shows the per-unit and total placement agent fee to be paid by us to the placement agent. This amount is shown assuming all of the units offered pursuant to this prospectus are sold and issued by us.

Placement Agent
Fee Per Unit	Total
$	$
     We are offering pursuant to this prospectus up to     of our units, but there can be no assurance that the offering will be fully subscribed. Accordingly, we may sell substantially less than     of our units, in which case our net proceeds would be substantially reduced and the total placement agent fees may be substantially less than the maximum total set forth above.
     We have also agreed to reimburse the placement agent for reasonable, customary and documented out-of-pocket expenses, including, but not limited to, all legal expenses incurred by the placement agent for services provided by outside counsel; provided, however, that out-of-pocket expenses (excluding legal expenses) in excess of $10,000 and legal expenses in excess of $30,000 will require our approval, such approval not to be unreasonably withheld. We estimate that the total expenses of the offering by us, excluding the placement agent fees, will be approximately $     .
     We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities related to the performance by the placement agent of the services contemplated by the placement agency agreement. We have also agreed to contribute to payments the placement agent may be required to make in respect of such liabilities.
     The placement agency agreement will be filed as an exhibit to the registration statement of which this prospectus is a part.
     The placement agent has informed us that it will not engage in over-allotment, stabilizing transactions or syndicate covering transactions in connection with this offering.

EXPERTS
     The consolidated financial statements as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, and for the period from August 8, 2002 (inception) to December 31, 2008 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
LEGAL MATTERS
     Certain legal matters in connection with the securities will be passed upon for us by the law firm of Pepper Hamilton LLP.
CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS
     None.
COMMISSION’S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
     We are a Delaware corporation. Article Seventh of our Amended and Restated Certificate of Incorporation provides to the fullest extent permitted under the Delaware General Corporation Law (“DGCL”), that our directors or officers will not be personally liable to us or our stockholders for damages for breach of such director’s or officer’s fiduciary duty. Section 145 of the DGCL provides that a corporation may indemnify directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, or proceedings whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification is permitted only for expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification for expenses where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s charter, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.
     Article VIII of our bylaws provides that we shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of ours, or is or was serving at our written request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees as incurred) reasonably incurred by him.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
ADDITIONAL INFORMATION
     We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act covering the sale of the securities offered by this prospectus. This prospectus, which is a part of the Registration Statement, does not contain all of the information in the Registration Statement and the exhibits filed with it, portions of which have been omitted as permitted by the SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, please refer to the Registration Statement and to the exhibits filed therewith.
     The Registration Statement, including all exhibits, may be inspected without charge at the SEC’s Public Reference Room at the SEC’s principal office at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of this public reference room by calling 1-800-SEC-0330. The Registration Statement, including all exhibits and schedules and amendments, has been filed with the SEC through the Electronic Data Gathering Analysis and Retrieval system and is available to the public from the SEC’s web site at http://www.sec.gov.

POLYMEDIX, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009 AND
FOR THE QUARTERS ENDED MARCH 31, 2009 AND 2008
AND FOR THE PERIOD
AUGUST 8, 2002 (INCEPTION) TO MARCH 31, 2009
CONTENTS

Page
Condensed Consolidated Balance Sheets (Unaudited) — as of March 31, 2009 and December 31, 2008	F-2

Condensed Consolidated Statements Of Operations (Unaudited) — for the Three-Months Ended March 31, 2009 and 2008 and for the Period from August 8, 2002 (Inception) to March 31, 2009	F-3

Condensed Consolidated Statements Of Cash Flows (Unaudited)— for the Three-Months Ended March 31, 2009 and 2008 and for the Period from August 8, 2002 (Inception) to March 31, 2009	F-4

Notes To Condensed Consolidated Financial Statements (Unaudited)	F-5

PolyMedix, Inc.
(A Development Stage Company)
Condensed Consolidated Balance Sheets
(unaudited)
(in thousands, except per share amounts)

	March 31,	December 31,
	2009	2008
ASSETS
Current Assets:
Cash and cash equivalents	$10,479	$7,206
Short-term investments	1,900	7,900
Prepaid expenses and other current assets	435	407

Total current assets	12,814	15,513

Property and Equipment:
Computers	237	237
Office furniture and lab equipment	774	774
Accumulated depreciation	(500)	(447)

Total property and equipment	511	564

TOTAL ASSETS	$13,325	$16,077

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$1,069	$1,072
Accrued expenses	674	933
Short-term portion of capital lease obligation	68	104

Total current liabilities	1,811	2,109

Deferred rent	853	825

Total liabilities	2,664	2,934

Commitments and contingencies	—	—

Stockholders’ Equity:
Preferred Stock ($0.001 par value; 10,000 shares authorized; 0 issued and outstanding at March 31, 2009 and December 31, 2008)	—	—
Common Stock ($0.001 par value; 250,000 shares authorized; 59,845 issued and outstanding at March 31, 2009 and December 31, 2008)	60	60
Additional paid-in capital	50,379	49,930
Deficit accumulated during the development stage	(39,779)	(36,859)
Unrealized gain on available for sale securities	1	12

Total stockholders’ equity	10,661	13,143

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$13,325	$16,077

The accompanying notes are an integral part of these condensed consolidated financial statements.

PolyMedix, Inc.
(A Development Stage Company)
Condensed Consolidated Statements of Operations
(unaudited)
(in thousands, except per share amounts)

			For the period
			August 8, 2002
			(Inception) to
	Three-Months Ended March 31,		March 31,
	2009	2008	2009

Revenues:
Grant and research revenues	$6	$991	$3,519

Total revenues	6	991	3,519

Operating Expenses:
Research and development	1,675	2,726	26,266
General and administrative	1,277	1,155	18,551

Total operating expenses	2,952	3,881	44,817

Other Income:
Interest income and other expenses	26	67	1,519

Total other income	26	67	1,519

Net loss	$(2,920)	$(2,823)	$(39,779)

Beneficial conversion feature, conversion inducement and dividends on preferred stock	—	—	(11,118)

Net loss attributable to common stockholders	$(2,920)	$(2,823)	$(50,897)

Net loss per common share — basic and diluted	$(0.05)	$(0.09)

Weighted average common shares outstanding — basic and diluted	59,845	32,105

The accompanying notes are an integral part of these condensed consolidated financial statements.

PolyMedix, Inc.
(A Development Stage Company)
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands)

			For the period
			August 8, 2002
	Three-Months Ended March 31,		(Inception) to
	2009	2008	March 31, 2009
Cash Flows from Operating Activities:
Net loss	$(2,920)	$(2,823)	$(39,779)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	53	53	576
Accretion of discount on investment secutities	(13)	(27)	(455)
Stock-based compensation	449	346	6,293
Increase in prepaid expenses and other current assets	(28)	(874)	(435)
Increase (decrease) in accounts payable, accrued expenses and deferred rent	(183)	458	2,566
Loss on disposal of fixed assets	—	—	23

Net cash used in operating activities	(2,642)	(2,867)	(31,211)

Cash Flows from Investing Activities:
Cash paid for property and equipment	(15)	—	(766)
Purchases of investments	(1,898)	—	(32,141)
Proceeds from maturities of investments	7,900	2,000	30,698

Net cash provided by (used in) investing activities	5,987	2,000	(2,209)

Cash Flows from Financing Activities:
Proceeds from issuance of stock, net of financing costs	(36)	(308)	43,764
Proceeds from warrant and stock option exercises	—	—	398
Principal payments on capital lease obligations	(36)	(32)	(263)

Net cash provided by (used in) financing activities	(72)	(340)	43,899

Net increase (decrease) in cash and cash equivalents	3,273	(1,207)	10,479

Cash and cash equivalents — beginning of period	7,206	4,936	—

Cash and cash equivalents — end of period	$10,479	$3,729	$10,479

Non-Cash Investing Activities:
Property and equipment acquired under capital lease	$—	$—	$331
Capital expenditures acquired on account	$—	$30	$15

Non-Cash Financing Activities:
Conversion inducement and dividends on Series 1 Preferred Stock and Beneficial conversion feature on Series 2008 Preferred Stock	$—	$—	$11,118
Warrants issued to placement agent	$—	$—	$2,932
Accrued financing costs	$15	$149	$15
Capital lease obligation	$—	$—	$331
The accompanying notes are an integral part of these condensed consolidated financial statements.

PolyMedix, Inc.
(A Development Stage Company)
Notes to Unaudited Condensed Consolidated Financial Statements
     In these condensed consolidated financial statements, “PolyMedix,” “we,” “us” and “our” refer to PolyMedix, Inc. and its wholly owned subsidiary PolyMedix Pharmaceuticals, Inc., and “common stock” refers to the common stock, par value $0.001 per share of PolyMedix, Inc..
1 — Organization and Business Activities
     We are a development stage biotechnology company focused on treating life threatening, serious infectious diseases and acute cardiovascular disorders with synthetic small molecule compounds that mimic the activity of large natural protein molecules, compounds referred to as biomimetics. Using our proprietary computational drug design technology, we have created novel defensin mimetic antibiotic compounds, heparin antagonist compounds (or “heptagonist”) and other drug compounds intended for human therapeutic use. Since 2002, we have been a development stage enterprise, and accordingly, our operations have been directed primarily toward developing business strategies, raising capital, research and development activities, conducting pre-clinical testing and human clinical trials of our product candidates, exploring marketing channels and recruiting personnel.
     We have incurred operating losses since inception, have not generated any product sales revenues and have not achieved profitable operations. Our deficit accumulated during the development stage through March 31, 2009 aggregated $39,779,000, and we expect to continue to incur substantial losses in future periods.
     None of our product candidates have received regulatory approval for commercial sale and our product candidates may never be commercialized. In addition, all of our product candidates are in the early stages of development and several programs are on hold pending sufficient additional financing. The progress and results of our current and any future clinical trials or future pre-clinical testing are uncertain, and if our product candidates do not receive regulatory approvals, our business, operating results, financial condition and cash flows will be materially adversely affected. Our development programs require a significant amount of cash to support the development of product candidates.
     We are highly dependent on the success of our research, development and licensing efforts and, ultimately, upon regulatory approval and market acceptance of our products under development. Our short and long-term capital requirements depend upon a variety of factors, including market acceptance for our technologies and product candidates and various other factors. We anticipate that in order to achieve our operational objectives, including our plans during 2009 for starting and completing Phase 1b studies as well as beginning preparation for Phase 2 studies for each of our PMX-30063 and PMX-60056 product candidates, our expenses and cash requirements will increase from historical levels and we will need to raise additional capital during 2009 in order to fully fund the research and development of our product candidates. We believe that our current cash and investment balances can fund our planned Phase 1 studies for PMX-30063 and PMX-60056 and can fund our operations for at least the next twelve months; however, due to the continued deterioration of the capital markets and prospects for securing additional financing, in order to prolong our cash runway we will scale back and delay some of our activities and do not plan to commence a Phase 1b clinical trial for PMX-60056 until the third quarter of 2009.
     Our current cash and investment balances are not sufficient to fund the Phase 2 clinical or other development activities of either of our two lead product candidates. We do not plan to initiate our Phase 2 development activities for both PMX-30063 and PMX-60056 until additional financing is secured. We expect to seek additional funds through equity or debt financing, among other sources. In addition, we may actively seek funds through government grants and contracts. However, as a result of current conditions in the equity and debt markets, we may not be able to obtain additional funding on favorable terms, if at all. In addition, if we choose to apply for government grants and contracts, there is no guarantee of acceptance of our applications. If additional capital resources are not obtained during the first half of 2009, we will scale-back, postpone or eliminate certain of our research, drug discovery or development programs until such additional capital resources have been obtained, and as a result, our business may be materially and adversely affected. In the absence of adequate additional funding, we believe that we have the ability to scale our operations such that our current cash and investment balances can fund our operations into the second half of 2010.
     Global market and economic conditions have been, and continue to be, disruptive and volatile. In particular, the cost of raising money in the debt and equity capital markets has increased substantially while the availability of funds from those markets has diminished significantly. If funding is not available when needed, or is available only on unfavorable terms, meeting our capital needs or otherwise taking advantage of business opportunities may become challenging, which could have a material adverse effect on our business plans.

Interim Financial Information
     The condensed consolidated financial statements include the accounts of PolyMedix, Inc. and its wholly-owned subsidiary, PolyMedix Pharmaceuticals, Inc. All intercompany accounts and transactions have been eliminated in consolidation. The information as of March 31, 2009 and for the periods ended March 31, 2009 and 2008 and the period from August 8, 2002 (Inception) to March 31, 2009 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which, in our opinion, are necessary to state fairly the financial information set forth in accordance with accounting principles generally accepted in the United States of America. The interim results are not necessarily indicative of the results to be expected for the full fiscal year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 included in our annual report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 23, 2009.
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include the value of our common stock, preferred stock, stock options and warrants.
2 — Recent Accounting Pronouncements
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods of those fiscal years. In February 2008, the FASB released a FASB Staff Position (FSP FAS 157-2—Effective Date of FASB Statement No. 157) which delayed, to fiscal years beginning after November 15, 2008, the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Effective January 1, 2008, we adopted SFAS 157 as it applies to our financial instruments. Effective January 1, 2009, we adopted SFAS 157 for our non-financial assets and non-financial liabilities, without impact to our condensed consolidated financial statements or related footnotes.
     The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2009 (in thousands):

		Fair Value Measurements at March 31, 2009
			Significant other	Significant
	Total Carrying	Quoted prices in	observable	unobservable
	value as of	active markets	inputs	inputs
	March 31, 2009	(Level 1)	(Level 2)	(Level 3)
Short-term investments	$1,900	$—	$1,900	$—

Total	$1,900	$—	$1,900	$—
     Our short-term investments, generally fixed income government agency securities, are measured at fair value using models derived principally from or corroborated by observable market data by correlation or other means and are classified within Level 2 of the valuation hierarchy.
     In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” (“FSP EITF 03-6-1”). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore need to be included in the earnings allocation in computing earnings per share, or EPS, under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, “Earnings per Share” (“SFAS No. 128”). FSP EITF 03-6-1 applies to the calculation of EPS under SFAS No. 128 for share-based payment awards with rights to dividends or dividend equivalents. FSP EITF 03-6-1 clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented must be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform with the provisions of FSP EITF 03-6-1. Early adoption is not permitted. The adoption of EITF 03-6-1 did not have an impact on our consolidated financial statements.
     In June 2008, the FASB ratified the consensus reached on EITF Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF No. 07-05”). EITF No. 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. EITF No. 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for an existing instrument is not permitted. The adoption of EITF No. 07-05 did not have an impact on our consolidated financial statements.
3 — Comprehensive Loss
     SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting of comprehensive income and its components. Comprehensive income consists of reported net income or loss and unrealized gains or losses on available for sale securities. The comprehensive loss for each of the periods presented approximates the net loss in the condensed consolidated statements of operations.
4 — Short-Term Investments
     Short-term investments consist of investment grade fixed income securities with original maturities of greater than three months. All investments are classified as “available for sale”, and are considered current assets. As of March 31, 2009, all short-term investments had maturities of less than one year.
     The following summarizes the short-term investments as of March 31, 2009 and December 31, 2008, respectively, which were invested solely in U.S. government obligations (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
March 31, 2009	$1,899	$1	$—	$1,900
December 31, 2008	$7,888	$12	$—	$7,900
5 — Stock-Based Compensation
     We maintain equity compensation plans under which grants of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards, stock units and other stock-based awards are granted to employees, non-employee directors and key advisors. Since our inception on August 8, 2002, we have recognized equity compensation expense over the requisite service period using the Black-Scholes-Merton formula to estimate the fair value of stock options. Beginning January 1, 2006, we adopted SFAS No. 123(R) “Share-Based Payment” under the modified-prospective approach. The following table summarizes the total stock-based compensation expense included in our unaudited condensed consolidated statements of operations (in thousands):

			Period from
	Three-Months Ended		August 8, 2002
	March 31,		(Inception) to
	2009	2008	March 31, 2009
Research and Development	$164	$123	$1,965
General and administrative	285	223	4,328

Total stock-based compensation expense	$449	$346	$6,293

     During the three-months ended March 31, 2009, 164,000 stock options were awarded to certain directors and a key consultant at a combined grant date fair value of $99,000. There have been no significant changes to the assumptions used to calculate fair value from those which were disclosed in our 2008 Annual Report on Form 10-K. As of March 31, 2009, there were 10,374,000 shares of common stock issuable upon exercise of outstanding stock options and 15,719,000 shares of common stock available for issuance of future equity compensation awards in connection with our equity compensation plans. As of March 31, 2009, there was $3,298,000 of total unrecognized compensation cost related to non-vested stock options, which will be amortized over the weighted average remaining service period of approximately 1.27 years.
6 — Stockholders’ Equity
Common Stock
     We are authorized to issue 250,000,000 shares of common stock, with a par value of $0.001, of which 59,845,065 were issued and outstanding at both March 31, 2009 and December 31, 2008.
     In December 2008, our then outstanding 608,834 shares of Series 2008 Convertible Preferred Stock (“Series 2008 Preferred Stock”), originally issued in September 2008, automatically converted to 6,088,340 shares of common stock. See Preferred Stock section immediately below.
     In July 2008, we completed a registered offering of 21,428,000 units. Each unit consisted of one share of our common stock and a Series A Warrant to purchase one share of our common stock. Each unit was sold for $0.70 per unit and each Series A Warrant has an exercise price of $1.00 per share. We received gross proceeds of $15,000,000 in the registered offering before fees and expenses. In connection with this registered offering, we incurred commission fees and expenses of approximately $1,496,000.
Preferred Stock
     We are authorized to issue 10,000,000 shares of preferred stock, with a par value of $0.001, of which no shares were issued and outstanding at March 31, 2009 and December 31, 2008, respectively.
     In September 2008, we completed a private placement offering of 608,834 units. Each unit consisted of one share of our Series 2008 Preferred Stock and a Series B Warrant. Each unit was sold for $7.00 per unit. As explained immediately above under common stock, during December 2008, each share of Series 2008 Preferred Stock automatically converted into 10 shares of common stock and the Series B Warrants became exercisable for common stock immediately, and without any action on the part of the holder of such shares of Series 2008 Preferred Stock or Series B Warrants, upon the effectiveness of an amendment to our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), to increase the number of shares of common stock authorized for issuance by us under the Certificate of Incorporation to an amount sufficient to cover the issuance of shares of common stock upon conversion of the Series 2008 Preferred Stock and the issuance of shares of common stock issuable after such conversion upon exercise of all of the Series B Warrants. We received gross proceeds of $4,262,000 in the private placement before fees and expenses. In connection with this private placement, we incurred commission fees and expenses of approximately $401,000.
Warrants
     In connection with the private placement and subsequent conversion of the Series 2008 Preferred Stock (described above), investors in the private placement received Series B Warrants presently exercisable for 6,088,340 shares of common stock and the placement agent and dealer received Series B Warrants presently exercisable for 279,583 shares of common stock. The Series B Warrants have an exercise price of $1.00 per share and that expire in July 2013. The fair value of the warrants at the time of issuance was $3,991,000, which was estimated using the Black-Scholes-Merton option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.03%; estimated life of five years and volatility of 71%.
     In connection with the registered offering completed in July 2008 (described above), we issued Series A Warrants to purchase 21,428,000 shares of common stock to investors and Series A Warrants to purchase 1,071,000 shares of common stock to the placement agents and dealer at an exercise price of $1.00 per share and that expire in September 2013. The fair value of the warrants at the time of issuance was $11,807,000, which was estimated using the Black-Scholes-Merton option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.2% to 3.35%; estimated life of five years and volatility of 72% to 75%.

     In connection with the registered offering completed in December 2007, we issued warrants to purchase 2,943,000 shares of common stock at an exercise price of $1.10 per share. These warrants expire in December 2012. The fair value of the warrants at the time of issuance was $2,015,000, which was estimated using the Black-Scholes-Merton option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.58%; estimated life of five years and volatility of 73%.
     During 2005 and 2006, we issued warrants to purchase 4,119,000 shares of common stock in connection with the private placement of Series 1 preferred stock at an exercise price of $1.23 per share, as adjusted for weighted average anti-dilution protection. These warrants expire in November 2010 and contain weighted average anti-dilution protection if we issue certain securities at a price per share less than $1.23 per share. The fair value of the warrants at the time of issuance was $2,149,000, which was estimated using the Black-Scholes-Merton option-pricing model with the following assumptions: no dividends; risk-free interest rate of 4.45%; estimated life of five years and volatility of 60%.

POLYMEDIX, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007 AND
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
AND FOR THE PERIOD
AUGUST 8, 2002 (INCEPTION) TO DECEMBER 31, 2008
CONTENTS

Page
Report of Independent Registered Public Accounting Firm	F-11

PolyMedix, Inc. Consolidated Balance Sheets as of December 31, 2008 and 2007	F-12

PolyMedix, Inc. Consolidated Statements of Operations for the Years Ended December 31, 2008, 2007 and 2006, and for the Period from August 8, 2002 (Inception) to December 31, 2008	F-13

PolyMedix, Inc. Consolidated Statements of Changes in Stockholders’ Equity from August 8, 2002 (Inception) to December 31, 2008	F-14

Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2007 and 2006, and for the Period from August 8, 2002 (Inception) to December 31, 2008	F-15

Notes to Consolidated Financial Statements	F-16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
PolyMedix, Inc.
Radnor, Pennsylvania
     We have audited the accompanying consolidated balance sheets of PolyMedix, Inc. and its subsidiary (a development stage company) (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008, and for the period from August 8, 2002 (Inception) to December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, and for the period from August 8, 2002 (Inception) to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
March 23, 2009

POLYMEDIX, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2007
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2008	2007
ASSETS
Current Assets:
Cash and cash equivalents	$7,206	$4,936
Short-term investments	7,900	3,967
Prepaid expenses and other current assets	407	42

Total current assets	15,513	8,945

Property and Equipment:
Computers	237	243
Office furniture and lab equipment	774	774
Accumulated depreciation	(447)	(240)

Total property and equipment	564	777

TOTAL ASSETS	$16,077	$9,722

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$1,072	$2,341
Accrued expenses	933	1,372
Short-term portion of capital lease obligation	104	131

Total current liabilities	2,109	3,844

Deferred rent and other accrued expenses	825	640
Long-term portion of capital lease obligation	—	104

Total liabilities	2,934	4,588

Commitments and contingencies	—	—

Stockholders’ Equity:
Preferred Stock ($0.001 par value; 10,000 shares authorized; 0 and 0 issued and outstanding at December 31, 2008 and 2007, respectively)	—	—
Common Stock ($0.001 par value; 250,000 shares authorized; 59,845 and 32,039 issued and outstanding at December 31, 2008 and 2007, respectively)	60	32
Additional paid-in capital	49,930	30,973
Deficit accumulated during the development stage	(36,859)	(25,873)
Unrealized gain on available for sale securities	12	2

Total stockholders’ equity	13,143	5,134

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$16,077	$9,722

The accompanying notes are an integral part of these consolidated financial statements.

POLYMEDIX, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 AND
PERIOD FROM AUGUST 8, 2002 (INCEPTION) THROUGH DECEMBER 31, 2008
(IN THOUSANDS, EXCEPT per share amounts)

				For the period
				August 8, 2002
				(Inception) to
	Years Ended December 31,			December 31,
	2008	2007	2006	2008
Revenues:
Grant and research revenues	$1,066	$1,126	$821	$3,513

Total revenues	1,066	1,126	821	3,513

Operating Expenses:
Research and development	$7,401	9,328	3,306	24,591
General and administrative	$4,875	4,473	4,174	17,274

Total operating expenses	12,276	13,801	7,480	41,865

Other Income:
Interest income and other expenses	224	511	693	1,493

Total other income	224	511	693	1,493

Net loss	$(10,986)	$(12,164)	$(5,966)	$(36,859)

Beneficial conversion feature, conversion inducement and dividends on preferred stock	(5,845)	(2,247)	(2,899)	(11,118)

Net loss attributable to common stockholders	$(16,831)	$(14,411)	$(8,865)	$(47,977)

Net loss per common share — basic and diluted	$(0.40)	$(0.61)	$(0.72)

Weighted average common shares outstanding - basic and diluted	42,007	23,771	12,240

The accompanying notes are an integral part of these consolidated financial statements.

POLYMEDIX, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FROM AUGUST 8, 2002 (INCEPTION) THROUGH DECEMBER 31, 2008
(IN THOUSANDS)

							Deficit	Unrealized
							Accumulated	Gain/Loss on
						Unearned Stock-	During the	Available for	Total
	Common Stock		Preferred Stock		Additional	Based	Development	Sale	Stockholders’
Description	Shares	Amount	Shares	Amount	Paid-In Capital	Compensation	Stage	Securities	Equity
Balance at August 8, 2002	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of common stock	800	1	—	—	19	—	—	—	20
Issuance of Series A preferred stock	—	—	920	1	229	—	—	—	230
Issuance of restricted common stock grants	1,152	1	—	—	28	(29)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	2	—	—	2
Net loss	—	—	—	—	—	—	(162)	—	(162)

Balance at December 31, 2002	1,952	$2	920	$1	$276	$(27)	$(162)	$—	$90
Issuance of Series A-1 preferred stock	—	—	1,000	1	224	—	—	—	225
Issuance of Series A preferred stock	—	—	497	1	124	—	—	—	125
Issuance of Series B preferred stock	—	—	1,328	1	1,659	—	—	—	1,660
Issuance of common stock	432	1	—	—	10	—	—	—	11
Issuance of restricted common stock grants	227	—	—	—	5	(6)	—	—	(1)
Amortization of stock-based compensation	—	—	—	—	—	9	—	—	9
Net loss	—	—	—	—	—	—	(1,227)	—	(1,227)

Balance at December 31, 2003	2,611	$3	3,745	$4	$2,298	$(24)	$(1,389)	$—	$892
Issuance of Series B preferred stock	—	—	3,312	3	4,097	—	—	—	4,100
Issuance of common stock grants to non-employees in exchange for services	518	—	—	—	336	—	—	—	336
Amortization of stock-based compensation	—	—	—	—	—	8	—	—	8
Net loss	—	—	—	—	—	—	(1,590)	—	(1,590)

Balance at December 31, 2004	3,129	$3	7,057	$7	$6,731	$(16)	$(2,979)	$—	$3,746
Proceeds from Series B subscription receivable	—	—	—	—	40	—	—	—	40
Issuance of common stock grants to non-employees in exchange for services	196	—	—	—	127	—	—	—	127
Issuance of common stock grants	500	1	—	—	325	—	—	—	326
Issuance of stock option grants	—	—	—	—	2,855	(2,855)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	1,235	—	—	1,235
Conversion of Series A and B preferred stock to common stock	7,057	7	(7,057)	(7)	—	—	—	—	—
Issuance of common stock for net assets of PolyMedix, Inc.	1,500	1	—	—	(2)	—	—	—	(1)
Issuance of Series 1 preferred stock	—	—	5,589	6	14,140	—	—	—	14,146
Net loss	—	—	—	—	—	—	(4,764)	—	(4,764)

Balance at December 31, 2005	12,382	$12	5,589	$6	$24,216	$(1,636)	$(7,743)	$—	$14,855
Reclassification of unearned compensation on nonvested stock balance upon adoption of SFAS No. 123(R)	—	—	—	—	(1,636)	1,636	—	—	—
Issuance of Series 1 preferred stock	—	—	1,466	1	3,719	—	—	—	3,720
Issuance of common stock grants to non-employees in exchange for services	30	—	—	—	45	—	—	—	45
Amortization of stock-based compensation	—	—	—	—	1,093	—	—	—	1,093
Conversion of Series 1 preferred stock to common stock	68	—	(34)	—	—	—	—	—	—
Dividends paid on Series 1 preferred stock	—	—	462	—	—	—	—	—	—
Unrealized loss on available on sale securities	—	—	—	—	—	—	—	(1)	(1)
Net loss	—	—	—	—	—	—	(5,966)	—	(5,966)

Balance at December 31, 2006	12,480	$12	7,483	$7	$27,437	$—	$(13,709)	$(1)	$13,746
Conversion of Series 1 preferred stock to common stock	15,944	16	(7,483)	$(7)	$(9)				—
Issuance of common stock grants to non-employees in exchange for services	12	—	—	—	12	—	—	—	12
Amortization of stock-based compensation	—	—	—	—	1,189	—	—	—	1,189
Proceeds from exercise of common stock options	122	1	—	—	183	—	—	—	184
Issuance of common stock to employees	—	—	—	—	58	—	—	—	58
Issuance of common stock, net of issuance costs	3,481	3	—	—	2,103	—	—	—	2,106
Unrealized gain on available for sale securities	—	—	—	—	—	—	—	3	3
Net loss	—	—	—	—	—	—	(12,164)	—	(12,164)

Balance at December 31, 2007	32,039	$32	—	$—	$30,973	$—	$(25,873)	$2	$5,134
Issuance of Series 2008 preferred stock, net of issuance costs	—	—	609	1	3,856	—	—	—	3,857
Conversion of Series 2008 preferred stock to common stock	6,089	6	(609)	(1)	—				5
Amortization of stock-based compensation	—	—	—	—	1,378	—	—	—	1,378
Proceeds from exercise of common stock options	214	—	—	—	214	—	—	—	214
Issuance of common stock to employees	75	—	—	—	26	—	—	—	26
Issuance of common stock, net of issuance costs	21,428	22	—	—	13,483	—	—	—	13,505
Unrealized gain on available for sale securities	—	—	—	—	—	—	—	10	10
Net loss	—	—	—	—	—	—	(10,986)	—	(10,986)

Balance at December 31, 2008	59,845	$60	—	$—	$49,930	$—	$(36,859)	$12	$13,143

The accompanying notes are an integral part of these consolidated financial statements.

POLYMEDIX, INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 AND
PERIOD FROM AUGUST 8, 2002 (INCEPTION) THROUGH DECEMBER 31, 2008
(IN THOUSANDS)

				For the period
				August 8, 2002
				(Inception) to
	Years Ended December 31,			December 31,
	2008	2007	2006	2008
Cash Flows from Operating Activities:
Net loss	$(10,986)	$(12,164)	$(5,966)	$(36,859)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	213	195	64	523
Accretion of discount on cash equivalents and investment securities	(70)	(254)	(118)	(442)
Stock-based compensation	1,404	1,259	1,139	5,844
(Increase) decrease in prepaid expenses and other current assets	(365)	18	(39)	(407)
Increase (decrease) in accounts payable, accrued expenses and deferred rent	(1,122)	2,657	601	2,785
Loss on disposal of fixed assets	—	23	—	23

Net cash used in operating activities	(10,926)	(8,266)	(4,319)	(28,569)

Cash Flows from Investing Activities:
Cash paid for property and equipment	—	(266)	(274)	(751)
Purchases of investments	(9,553)	(9,880)	(10,810)	(30,243)
Proceeds from maturities of investments	5,700	12,098	5,000	22,798

Net cash provided by (used in) investing activities	(3,853)	1,952	(6,084)	(8,196)

Cash Flows from Financing Activities:
Proceeds from issuance of stock, net of financing costs	16,966	2,558	3,720	43,800
Proceeds from warrant and stock option exercises	214	184	—	398
Principal payments on capital lease obligations	(131)	(93)	(3)	(227)

Net cash provided by financing activities	17,049	2,649	3,717	43,971

Net increase (decrease) in cash and cash equivalents	2,270	(3,665)	(6,686)	7,206

Cash and cash equivalents — beginning of period	4,936	8,601	15,287	—

Cash and cash equivalents — end of period	$7,206	$4,936	$8,601	$7,206

Non-Cash Investing Activities:
Property and equipment acquired under capital lease	$—	$228	$103	$331
Capital expenditures acquired on account	$—	$30	$83	$30

Non-Cash Financing Activities:
Conversion inducement and dividends on Series 1 Preferred Stock and Beneficial conversion feature on Series 2008 Preferred Stock	$5,845	$2,247	$3,026	$11,118
Warrants issued to placement agent	$783	$—	$446	$2,932
Accrued financing costs	$51	$452	$—	$51
Capital lease obligation	$—	$228	$103	$331
The accompanying notes are an integral part of these consolidated financial statements.

POLYMEDIX, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007 AND
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
AND FOR THE PERIOD
AUGUST 8, 2002 (INCEPTION) TO DECEMBER 31, 2008
     In these consolidated financial statements, “PolyMedix,” “we,” “us” and “our” refer to PolyMedix, Inc. and its wholly owned subsidiary PolyMedix Pharmaceuticals, Inc. and “common stock” refers to PolyMedix’s common stock, par value $0.001 per share
NOTE 1 — ORGANIZATION AND BUSINESS ACTIVITIES
     We are a development stage biotechnology company focused on treating life threatening, serious infectious diseases and acute cardiovascular disorders with synthetic small molecule compounds that mimic the activity of large natural protein molecules, compounds referred to as biomimetics. Using our proprietary computational drug design technology, we have created novel defensin mimetic antibiotic compounds, heparin antagonist compounds and other drug compounds intended for human therapeutic use. Since 2002, we have been a development stage enterprise, and accordingly, our operations have been directed primarily toward developing business strategies, raising capital, research and development activities, conducting pre-clinical testing and human clinical trials of our product candidates, exploring marketing channels and recruiting personnel.
     We have incurred operating losses since inception, have not generated any product sales revenues and have not achieved profitable operations. Our deficit accumulated during the development stage through December 31, 2008 aggregated $36,859,000, and we expect to continue to incur substantial losses in future periods. None of our product candidates have received regulatory approval for commercial sale and our product candidates may never be commercialized. In addition, all of our product candidates are in the early stages of development and several programs are on hold pending additional financing. The progress and results of our current and any future clinical trials or future pre-clinical testing are uncertain, and if our product candidates do not receive regulatory approvals, our business, operating results, financial condition and cash flows will be materially adversely affected. Our development programs require a significant amount of cash to support the development of product candidates.
     We are highly dependent on the success of our research, development and licensing efforts and, ultimately, upon regulatory approval and market acceptance of our products under development. Our short and long-term capital requirements depend upon a variety of factors, including market acceptance for our technologies and product candidates and various other factors. We anticipate that in order to achieve our operational objectives, including our plans during 2009 for starting and completing Phase 1b studies as well as beginning preparation for Phase 2 studies for each of our PMX-30063 and PMX-60056 product candidates, our expenses and cash requirements will increase from historical levels and we anticipate the need to raise additional capital during 2009 in order to fully fund the research and development of our product candidates. We believe that our current cash and investment balances will fund our planned Phase 1 studies for PMX-30063 and PMX-60056 and can fund our operations for at least the next twelve months.
     Our current cash and investment balances are not sufficient to fund the Phase 2 development of either of our two lead product candidates. We do not plan to initiate our Phase 2 development activities until additional financing is secured. We expect to seek additional funds through equity or debt financing, among other sources. In addition, we may actively seek funds through government grants and contracts. However, as a result of current conditions in the equity and debt markets, we may not be able to obtain additional funding on favorable terms, if at all. In addition, we if we choose to apply for government grants and contracts, there is no guarantee of acceptance of our applications. If additional capital resources are not obtained by the end of the second quarter of 2009, we will scale-back, postpone or eliminate certain of our research, drug discovery or development programs until such additional capital resources have been obtained, and as a result, our business may be materially and adversely affected. In the absence of adequate additional funding, we believe that we have the ability to scale our operations such that our current cash and investment balances can fund our operations into the second half of 2010.
     Global market and economic conditions have been, and continue to be, disruptive and volatile. In particular, the cost of raising money in the debt and equity capital markets has increased substantially while the availability of funds from those markets has diminished significantly. If funding is not available when needed, or is available only on unfavorable terms, meeting our capital needs or otherwise taking advantage of business opportunities may become challenging, which could have a material adverse effect on our business plans.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
     The consolidated financial statements include the accounts of PolyMedix, Inc. and its wholly owned subsidiary PolyMedix Pharmaceuticals, Inc. All intercompany accounts and transactions have been eliminated in consolidation.
Development Stage Company
     We are considered to be in the development stage as defined in Statements of Financial Accounting Standards (SFAS) No.7, Accounting and Reporting by Development Stage Enterprises. We have devoted substantially all of our efforts to business planning, research and development, recruiting management and technical staff, acquiring operating assets and raising capital.
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include the value of our common stock, preferred stock, stock options and warrants.
Cash and Cash Equivalents
     We consider all highly liquid investments purchased with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of cash in banks and money market funds.
Short-Term Investments
     Investments purchased with a maturity of more than three months, and which mature less than twelve months from the balance sheet date, are classified as short-term investments. We generally hold investments to maturity, however, since we may, from time to time, sell securities to meet cash requirements, we classify our investments as available-for-sale as defined by Statement of Financial Accounting Standards (“SFAS”), No. 115, Accounting for Certain Investments in Debt and Equity Securities” Available-for-sale securities are carried at market value with unrealized gains and losses reported as a separate component of Stockholders’ Equity.
Property and Equipment
     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets; three years for computer equipment and related software, seven years for office furniture and five years for lab equipment. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operating expenses. Depreciation expense was $213,000, $195,000, $64,000 and $523,000 for the years ended December 31, 2008, 2007 and 2006 and for the period from August 8, 2002 (Inception) to December 31, 2008 respectively.
Impairment of Long-Lived Assets
     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the basis of an asset may not be recoverable. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, impairment is assessed by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If the expected future cash flows are less than the carrying value, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the assets.

Grant and Research Revenue
     Sponsored grant and research revenues are recognized pursuant to the terms of the related agreements as work is performed.
Research and Development Expense
     Research and development costs are expensed as incurred.
Income Taxes
     We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and the expected benefits of using net operating loss carryforwards. The impact of changes in tax rates and laws on deferred taxes, if any, applied during the years in which temporary differences are expected to be settled, is reflected in the consolidated financial statements in the period of enactment. The measurement of deferred tax assets is reduced, if necessary, if, based on weight of the evidence, it is more likely than not that some, or all, of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted. At December 31, 2008 and 2007, we have concluded that a full valuation allowance is necessary for deferred tax assets. (See Note 5).
     We adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” on January 1, 2007. FIN 48 prescribes the recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return. We had no material amounts recorded for uncertain tax positions, interest or penalties in the accompanying consolidated financial statements. See Note 5 for the impact of the adoption of FIN 48.
Loss per Share of Common Stock
     We calculate our loss per share under the provisions of SFAS No. 128, Earnings Per Share. SFAS No. 128 requires a dual presentation of “basic” and “diluted” loss per share on the face of the income statement. Basic loss per share is computed by dividing loss by the weighted average number of shares of common stock outstanding during each period. Diluted loss per share includes the effect, if any, from the potential exercise or conversion of securities, such as unvested restricted stock, convertible preferred stock, stock options and warrants, which would result in the issuance of incremental shares of common stock. In computing the basic and diluted net loss per share allocable to common stockholders the weighted average number of shares remains the same for both calculations due to the fact that when a net loss exists, dilutive shares are not included in the calculation. Potentially dilutive securities include unvested restricted stock, convertible preferred stock, and options and warrants to purchase our common stock. These potentially dilutive securities are more fully described in Note 6.
Comprehensive Loss
     SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting of comprehensive income and its components. Comprehensive loss consists of reported net income or loss and unrealized gains or losses on available for sale securities. The comprehensive loss for each of the periods presented approximates the net loss in the consolidated statements of operations.
Segment Information
     We report segment information in accordance with SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. We have one reportable segment operating within the United States.
Reclassification
     Certain prior year amounts have been reclassified to conform to current year presentation.
Fair Value of Financial Instruments and Credit Risk
     The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, investments, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

     We invest our cash in accordance with a policy objective that seeks to ensure both liquidity and safety of principal. The policy limits investments to instruments issued by the U.S. government and commercial institutions with strong investment grade credit ratings and places restrictions on maturity terms and concentrations by type and issuer.
Stock-Based Compensation
     We currently sponsor equity compensation plans. Refer to Note 6. From our inception, August 8, 2002, we applied the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation. Beginning January 1, 2006, we adopted SFAS No. 123(R), Share-based Payment (“SFAS No. 123(R)”) using the modified-prospective transition method, and as such, prior periods have not been restated. Compensation expense is recognized over the requisite service period. The total stock-based compensation expense was $1,404,000, $1,259,000, $1,139,000, and $5,844,000 for the years ended December 31, 2008, 2007 and 2006 and for the period from August 8, 2002 (Inception) to December 31, 2008, respectively.
Recently Issued and Adopted Accounting Standards
     In September 2006, the Financial Accounting Standards Board (or “FASB”) issued Statement of Financial Accounting Standards (or “SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value and expands disclosures on fair value measurements. SFAS 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years; however, the FASB did provide a one-year deferral for the implementation of SFAS 157 for other nonfinancial assets and liabilities.
     SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on management’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
     The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2008 (in thousands):

		Fair Value Measurements at December 31, 2008
	Total Carrying		Significant other	Significant
	value as of	Quoted prices in	observable	unobservable
	December	active markets	inputs	inputs
	31, 2008	(Level 1)	(Level 2)	(Level 3)
Short-term investments	$7,900	$—	$7,900	$—

Total	$7,900	$—	$7,900	$—
     Our short-term investments, generally fixed income government agency securities, are measured at fair value using models derived principally from or corroborated by observable market data by correlation or other means and are classified within Level 2 of the valuation hierarchy. The adoption of SFAS 157 did not have any impact on our consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 was effective for fiscal years beginning after November 15, 2007. We did not elect the fair value option available under SFAS 159 for any financial assets or liabilities.
     In June 2007, the FASB ratified the consensus reached in EITF Issue No. 07-03, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (Issue No. 07-03). Issue No. 07-03 requires that non-refundable advance payments for future research and development activities should be deferred and recognized as an expense as goods are delivered or the related services are performed. Issue No. 07-03 is effective for fiscal years beginning after December 15, 2007. Issue No.

07-03 was adopted effective January 1, 2008 and did not have a material impact on our consolidated financial statements.
     In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, (“FSP EITF 03-6-1”). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore need to be included in the earnings allocation in computing earnings per share, or EPS, under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, Earnings per Share (“SFAS No. 128”). FSP EITF 03-6-1 applies to the calculation of EPS under SFAS No. 128 for share-based payment awards with rights to dividends or dividend equivalents. FSP EITF 03-6-1 clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented must be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform with the provisions of FSP EITF 03-6-1. Early adoption is not permitted. We do not expect EITF 03-6-1 to have a material impact on our consolidated financial statements.
     In June 2008, the FASB ratified the consensus reached on EITF Issue No. 07-05, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF No. 07-05”). EITF No. 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. EITF No. 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption for an existing instrument is not permitted. We are currently evaluating the impact of the pending adoption of EITF No. 07-05 on our consolidated financial statements.
NOTE 3 — SHORT-TERM INVESTMENTS
     Short-term investments consist of investment grade fixed income securities with original maturities of greater than three months. All investments are classified as “available for sale”, and are considered current assets. As of December 31, 2008, all short-term investments had maturities of less than one-year.
     The following summarizes the short-term investments as of December 31, 2008 and December 31, 2007, which were invested solely in U.S. government obligations (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
December 31, 2008	$7,888	$12	$—	$7,900
December 31, 2007	$3,965	$2	$—	$3,967
NOTE 4 — ACCRUED EXPENSES
     At December 31, 2008 and 2007, accrued expenses consisted of the following (in thousands):

	2008	2007
Payroll related costs	$479	$280
Research and development related costs	318	827
Other costs	136	265

Total accrued expenses	$933	$1,372

NOTE 5 — PROVISION FOR INCOME TAXES
     We account for income taxes using the asset and liability approach as required by FASB No. 109. Deferred income taxes are provided for the differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. This method also requires the recognition of future tax benefits, such as net operating loss carryforwards and research and development credits, to the extent that realization of such benefits is more likely than not. At December 31, 2008 and 2007, deferred tax assets consisted of the following (in thousands):

	2008	2007
Deferred tax assets:
Net operating loss carryforward	$11,710	$7,998
Stock compensation expense	1,592	1,163
Contribution carryforward	33	33
R & D credit carryforward	1,373	998
Depreciation	(70)	(57)
Straight-line rent	335	254
Other	271	265
Gross deferred tax asset	15,244	10,654
Valuation allowance	(15,244)	(10,654)
Net deferred tax asset	$—	$—
     We believe there is not sufficient evidence that future taxable income will be adequate to permit the realization of the future tax deductions embedded in this asset. As such, in accordance with SFAS No. 109, “Accounting for Income Taxes”, we have established a valuation allowance to reduce the deferred tax asset since it is more likely than not that the deferred tax asset will not be realized.

     The difference between the provision for (benefit from) income taxes and the amount computed by applying the federal statutory income tax rate to income (loss) before provision for (benefit from) income taxes is explained below (in thousands):

				Period from
				August 8,
				2002
				(Inception) to
	Years ended December 31,			December 31,
	2008	2007	2006	2008
Loss before provision for income taxes	$(10,986)	$(12,164)	$(5,966)	$(36,859)

Tax at federal statutory rate	(3,735)	(4,138)	(2,028)	(12,533)
State taxes, net of federal benefit	(883)	(908)	(390)	(2,692)
Research and development credits	(290)	(348)	(159)	(959)
Other permanent differences	113	74	20	210
Other	205	49	476	730
Change in valuation allowance	4,590	5,271	2,081	15,244
Provision for income taxes	$—	$—	$—	$—
     We have available at December 31, 2008, approximately $29,000,000 in unused federal and state operating loss carryforwards that expire between 2022 and 2028. We also have available at December 31, 2008, approximately $1,400,000 unused federal research and development credit carryforwards that may provide future tax benefits and expire between 2024 and 2028.
     The Tax Reform Act of 1986 contains provisions that may limit the NOL and research and development credit carryforwards available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interest. Generally, a change in ownership of a company of greater than 50% within a three-year period results in an annual limitation on that company’s ability to utilize its NOL carryforwards and tax credits from the tax periods prior to the ownership change. A study needs to be performed to determine if we have undergone a change in ownership, however, we believe that we have undergone an ownership change and are subject to an annual limitation on the use of our NOL carryforwards pursuant to these provisions.
     In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48, which is applicable for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement for financial statement recognition and measurement of a tax position reported or expected to be reported on a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On January 1, 2007, we adopted FIN 48. Prior to the adoption of FIN 48, our policy was to recognize tax benefits of uncertain tax positions unless it was probable that a position would not be sustained. FIN 48 requires application of a “more likely than not” threshold to the recognition and derecogntion of tax positions. As a result of the adoption of FIN 48, no adjustments were made to retained earnings for unrecognized tax benefits.
     We file income tax returns in the U.S. federal jurisdiction and Pennsylvania. Our policy is to record interest and penalties on uncertain tax positions as income tax expense. The tax years back to 2002 remain open to examination by the major taxing jurisdictions where we file. Net operating loss and credit carryforwards from earlier periods also remain open to examination by taxing authorities, and will for a period post utilization. We do not reasonably estimate that the unrecognized tax benefit will change significantly within the next twelve months. Any changes in the future would also have no impact on the effective tax rate due to the existence of a full valuation allowance. As of December 31, 2008, we had no material amounts recorded for uncertain tax positions, interest or penalties in the accompanying consolidated financial statements.
NOTE 6 — STOCKHOLDERS’ EQUITY

Common Stock
     We are authorized to issue 250,000,000 shares of common stock, with a par value of $0.001, of which 59,845,000 and 32,039,000 were issued and outstanding at December 31, 2008 and 2007, respectively.
     In December 2008, our then outstanding 608,834 shares of Series 2008 Convertible Preferred Stock (“Series 2008 Preferred Stock”), originally issued in September 2008, automatically converted to 6,088,340 shares of common stock. See Preferred Stock section below.
     In July 2008, we completed a registered offering of 21,428,000 units. Each unit consisted of one share of our common stock and a Series A Warrant to purchase one share of our common stock. Each unit was priced at $0.70 per unit with the exercise price of the Series A Warrants issued at $1.00 per share. We received gross proceeds of $15,000,000 in the registered offering before fees and expenses. In connection with this registered offering, we incurred commission fees and expenses of approximately $1,496,000.
     In December 2007, we completed a registered offering of 2,943,000 units. Each unit consisted of one share of our common stock and a warrant to purchase one share of our common stock. Each unit was priced at a $1.10 per unit and the exercise price of the warrants issued is also $1.10. We received gross proceeds of $3,238,000 in the registered offering before fees and expenses. In connection with this registered offering, we paid commission fees and expenses of $1,132,000.
Preferred Stock
     We are authorized to issue 10,000,000 shares of preferred stock, with a par value of $0.001, of which no shares were issued and outstanding at December 31, 2008 and 2007, respectively.
     In September 2008, we completed a private placement offering of 608,834 units. Each unit consisted of one share of our 2008 Preferred Stock and a Series B Warrant. Each unit was priced at a $7.00 per unit. During December 2008, each share of 2008 Preferred Stock automatically converted into 10 shares of common stock and the Series B Warrants became exercisable for common stock immediately, and without any action on the part of the holder of such shares of 2008 Preferred Stock or Series B Warrants, upon the effectiveness of an amendment (the “Certificate Amendment”) to our Amended and Restated Certificate of Incorporation, as amended (the “Certificate”), to increase the number of shares of common stock authorized for issuance by us under the Certificate to an amount sufficient to cover the issuance of shares of common stock upon conversion of the 2008 Preferred Stock and the issuance of shares of common stock issuable after such conversion upon exercise of all of the Series B Warrants. The conversion of the Series 2008 Preferred Stock triggered the recognition of a beneficial conversion feature of approximately $5,845,000, which was included in our net loss in arriving at net loss attributable to common stockholders. We received gross proceeds of $4,262,000 in the private placement before fees and expenses. In connection with this private placement, we incurred commission fees and expenses of approximately $401,000.
     During the second quarter of 2007, our stockholders voted to approve an amendment to our Series 1 Preferred Stock certificate of designations to provide for the automatic and immediate conversion of each share of Series 1 Preferred stock into 2.247 shares of our common stock. The fair value of the additional shares paid to the then Series 1 Preferred stockholders was approximately $2,247,000, which has been deducted from our net loss in arriving at net loss attributable to common stock holders. In addition, notwithstanding the conversion, these former holders of Series 1 preferred stock maintained their weighted average anti-dilution protection through December 31, 2007. As a result of the registered offering of common stock in December 2007, which closed during the fourth quarter of 2007 and in satisfaction of the weighted average anti-dilution protection then in place, we issued to the former holders of Series 1 preferred stockholders 538,000 shares of common stock.
Warrants
     In connection with the private placement and subsequent conversion of the Series 2008 Preferred Stock (described above), investors in the private placement received Series B Warrants presently exercisable for 6,088,340 shares of common stock and the placement agent and dealer received Series B Warrants presently exercisable for 279,583 shares of common stock. The Series B Warrants have an exercise price of $1.00 per share and that expire in July 2013. The December 2008 conversion of the Series 2008 Preferred Stock triggered the recognition of a beneficial conversion feature of approximately $2,218,000, which was included in our net loss in arriving at net loss attributable to common stockholders. The fair value of the warrants at the time of issuance was $3,991,000, which was estimated using the Black-Scholes-Merton option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.03%; estimated life of five years and volatility of 71%.

     In connection with the registered offering completed in July 2008 (described above), we issued Series A Warrants to purchase 21,428,000 shares of common stock to investors and Series A Warrants to purchase 1,071,000 shares of common stock to the placement agents and dealer at an exercise price of $1.00 per share and expire in September 2013. The fair value of the warrants at the time of issuance was $11,807,000, which was estimated using the Black-Scholes-Merton option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.2% to 3.35%; estimated life of five years and volatility of 72% to 75%.
     In connection with the registered offering completed in December 2007 (described above), we issued warrants to purchase 2,943,000 shares of common stock at an exercise price of $1.10 per share. These warrants expire in December 2012. The fair value of the warrants at the time of issuance was $2,015,000, which was estimated using the Black-Scholes-Merton option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.58%; estimated life of five years and volatility of 73%.
     During 2005 and 2006, we issued warrants to purchase 4,119,000 shares of common stock in connection with the private placement of Series 1 preferred stock at an exercise price of $1.23 per share, as adjusted for weighted average anti-dilution protection. These warrants expire in November 2010 and contain weighted average anti-dilution protection if we issue certain securities at a price per share less than $1.23 per share. The fair value of the warrants at the time of issuance was $2,149,000, which was estimated using the Black-Scholes-Merton option-pricing model with the following assumptions: no dividends; risk-free interest rate of 4.45%; estimated life of five years and volatility of 60%.
Stock-Based Compensation
     We maintain equity compensation plans under which grants of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards, stock units and other stock-based awards are granted to selected employees, non-employee directors and key advisors. Since our inception on August 8, 2002, we have recognized equity compensation expense over the requisite service period using the Black-Scholes-Merton formula to estimate the fair value of stock options. Beginning January 1, 2006, we adopted SFAS No. 123(R) under the modified-prospective transition approach. The following table summarizes the total stock-based compensation expense included in our Consolidated Statements of Operations (in thousands):

				Period from
				August 8, 2002
				(Inception) to
	Years Ended December 31,			December 31,
	2008	2007	2006	2008
Research and development	$440	$323	$205	$1,801
General and administrative	964	936	934	4,043

Total stock-based compensation expense	$1,404	$1,259	$1,139	$5,844

     During the year ended December 31, 2008, approximately 4,807,000 stock options were awarded to non-employee directors, officers, employees and consultants. As of December 31, 2008, there were 10,210,000 shares of common stock issuable upon exercise of outstanding stock options and 565,000 shares of common stock available for issuance of future equity compensation awards in connection with our equity compensation plans.
Stock Options
     As of December 31, 2008, there was approximately $3,645,000 of total unrecognized compensation cost related to non-vested stock options, which will be amortized over the weighted average remaining service period of approximately 1.37 years. This expected cost does not include the impact of any future stock option awards. Options granted are generally exercisable for a period of up to ten years from the date of grant at an exercise price which is not less than the fair value on the date of grant and generally vest over terms ranging from immediately to four years. A summary of the status of our stock options as of December 31, 2008 and changes during the year ended December 31, 2008 is presented below (in thousands, except per share amounts):

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise Price	Contractual Life	Intrinsic
	Options	per share	(in years)	Value
Outstanding at beginning of period	5,421	$1.75
Granted	4,807	$1.10
Exercised	—	—
Expired	—	—
Forfeited	(18)	$1.65

Outstanding at end of period	10,210	$1.44	8.46	$836
Exercisable at end of period	5,040	$1.61	7.39	$189
     The aggregate intrinsic value in the preceding tables represent the total pretax intrinsic value that would have been received by the option holders had all option holders exercised their options on the last day of 2008. Intrinsic value is determined by calculating the difference between the value of our stock on the last day of the year and the exercise price, multiplied by the number of options.
     The following table summarizes the fair value of options granted during the years ended December 31, 2008, 2007 and 2006 and for the period from August 8, 2002 (Inception) to December 31, 2008, respectively (in thousands, except per share amounts):

				Period from
				August 8, 2002
				(Inception) to
	Years Ended December 31,			December 31,
	2008	2007	2006	2008
Fair value of options granted	$3,210	$1,228	$1,475	$8,768
Fair value of options granted (per share)	$0.67	$0.91	$1.20	$0.81
     The fair value of options granted is amortized over the requisite service period. The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton formula with the following weighted average assumptions:

	Year Ended	Year Ended	Year Ended
	December 31, 2008	December 31, 2007	December 31, 2006
Range of risk free interest rates	1.37% – 3.25%	3.84% – 4.85%	4.30% – 4.96%
Dividend yield	0%	0%	0%
Expected volatility	69% – 75%	63% – 71%	41% – 60%
Expected life of options (in years)	5	5	5
Forfeitures	0%	0%	0%
     Expected volatility and expected life for the years ended December 31, 2008, 2007 and 2006 were estimated based upon historical activity, when available, and our benchmark analysis of selected companies. The risk-free interest rate is calculated using the U.S. Treasury yield curves in effect at the time of grant. We currently estimate that all of our outstanding options will vest.

Restricted Common Stock Grants
     We have also issued shares of restricted common stock to selected employees, non-employee directors and key advisors. During the three-year period ended December 31, 2008, there were no grants of restricted stock As of December 31, 2008, there was no unrecognized compensation cost related to non-vested restricted stock grants. The restriction period for restricted stock awards was for a four year vesting period, commencing from the grant date.
     A summary of the status of our unvested restricted stock awards as of December 31, 2008, 2007 and 2006 and changes during the years ended December 31, 2008, 2007 and 2006, and for the period from August 8, 2002 (Inception) to December 31, 2008, respectively, are presented below (in thousands):

				Period from
				August 8, 2002
				(Inception) to
	Years Ended December 31,			December 31,
	2008	2007	2006	2008
Restricted common stock — beginning of period	—	12	291	—
Awards Granted	—	—	—	1,464
Awards Vested	—	(12)	(279)	(1,379)
Awards Forfeited	—	—	—	(85)

Restricted common stock — end of period	—	—	12	—

     The total grant date fair value of these restricted stock awards was $34,000. All restricted shares awarded have grant date fair values of $0.025 per share.
Common Stock Grants
     We also issued common stock grants to selected employees, non-employee directors and key advisors. For the years ended December 31, 2006, and for the period from August 8, 2002 (Inception) to December 31, 2008, we issued common stock grants of 30,000 and 1,244,000 shares, respectively. The fair value and expense recognized from the issuance of common stock grants for the years ended December 31, 2008, 2007, and 2006 and for the period from August 8, 2002 (Inception) to December 31, 2008, were $0, $0, $45,000, and $834,000, respectively.
     Additionally, during January 2008, and December, 2007, in connection with agreements with certain terminated employees, we granted 50,000 and 25,000 shares, respectively, of common stock as a one-time termination benefit to certain employees. These shares were issued ratably over the first five-months following the grant date. During 2007, we also issued 12,500 shares to UMass in connection with our license agreement. We recognized $26,000 and $70,000, in 2008 and 2007, respectively, in equity based compensation costs associated with these shares which is included in research and development costs on our Consolidated Statements of Operations.
NOTE 7 — COMMITMENTS AND CONTINGENCIES
Capital Lease
     We have entered into lease agreements for laboratory equipment. The initial obligation under these capital leases was $331,000. The value of the laboratory equipment acquired in connection with these leases was $398,000 and the depreciation associated with these assets is included along with that of other owned property and equipment. These equipment leases have terms of up to three years, at interest rates ranging from 9.5% to 11.5% and contain bargain purchase options. In connection with these capital leases, we will pay $108,000 during 2009, $4,000 of which will be for interest. These capital leases end during 2009.
Operating Lease
     In June 2006, we entered into an operating lease agreement for 24,223 square feet of combined office and laboratory space located in Radnor, Pennsylvania. The initial term of the lease is 12 years. Payments under the lease commenced on December 1, 2006. Our annual future minimum lease payments under this non-cancelable operating lease are as follows (in thousands):

Operating Leases
2009	$497
2010	589
2011	667
2012	686
2013	705
Thereafter	3,610

Total minimum lease payments	$6,754

     Prior to the commencement of our current operating lease for our Radnor Facility, we leased approximately 3,500 square feet of combined office and laboratory space on a month-to-month basis in Philadelphia, Pennsylvania. Rent expense was $598,000, $598,000 and $559,000 and $1,877,000 for the years ended December 31, 2008, 2007, and 2006, and for the period from August 8, 2002 (Inception) to December 31, 2008, respectively.
Patent License Agreements
     University of Pennsylvania. In January 2003, we entered into a Patent License Agreement with the University of Pennsylvania, or Penn. Under the terms of the agreement, we were granted an exclusive, worldwide royalty-bearing license to make and sell products utilizing seven of Penn’s issued or pending patents for the life of such patents. One issued patent and five patent applications cover the composition of matter on antimicrobial compounds, including small molecules, oligomers and polymers. One patent application covers the composition and use of polycationic compounds for treating cancer. If a change-of-control event occurs, in which we transfer the license to these patents to a third party, we are acquired by another company, or we conduct an initial public offering of our securities, we are required to pay a 3% royalty on the gross sales for licensed products that are sold as pharmaceuticals and a 1.5% royalty on products sold as coatings for use in medical devices. We are permitted to sublicense the patents provided that (a) the sublicensee is prohibited from further licensing of the patents and (b) the sublicensee is subject to all of the terms of the original license granted to us. In addition, we are required to share with Penn any consideration we receive from sublicensing our patents to a third party.
     University of Massachusetts. In January 2004, we entered into a five-year sponsored research agreement with UMass. Under the terms of this agreement, we have the exclusive option to license any intellectual property that may be generated by Dr. Gregory Tew pursuant to research sponsored under the agreement. We may exercise this option by issuing 7,500 shares of our common stock to UMass for each $100,000 of research conducted by Dr. Tew. If we exercise this option, we are also required to reimburse UMass for direct patent costs incurred by it for the patents licensed by us. During 2007, we issued 12,500 shares to UMass in connection with this agreement. We sponsored $36,000 and $107,000, $118,000 of Dr. Tew’s research for 2008, 2007 and 2006, respectively.
Other
     Agreements with Employees. We have entered into employment agreements with various executives. These agreements provide for severance arrangements and accelerated vesting of equity compensation awards in the event that the executive is terminated by us other than for cause or disability or if the executive resigns for good reason.
     Credit Line. In April 2006, we entered into a line of credit agreement with a financial institution. This line of credit provides for monthly interest-only payments at a variable per annum rate of 3% plus the 30-day LIBOR rate. The amount available under this line of credit ranges from 85% to 92% of cash and investments pledged as collateral, based upon the amount and security type. There is currently no outstanding balance on this line of credit. In June 2006, we entered into a letter of credit agreement with the same financial institution to secure our payment obligations under our facility operating lease. This letter of credit is for $1,400,000, expires on December 1, 2009 and is secured by our credit line.
     Termination Benefits. During January, 2008, and December, 2007, in connection with agreements with certain terminated employees, we granted 50,000 and 25,000 shares, respectively, of common stock as a one-time termination benefit to certain employees. These shares will be issued ratably over the first five-months following the grant date. We recognized $26,000 and $58,000, in 2008 and 2007, respectively, in equity based compensation costs associated with these shares which is included in research and development costs on our Consolidated Statements of Operations.

NOTE 8 — QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
     The following tables set forth certain unaudited financial information for each of the quarters in the years ended December 31, 2008 and 2007. This unaudited quarterly information has been prepared on the same basis as the audited financial statements and includes all necessary adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the unaudited quarterly results when read in conjunction with the audited financial statements and notes. We believe that quarter-to-quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance (in thousands, except per share amounts).

	Q1	Q2	Q3	Q4		Year
2008:
Grant and research revenues	$991	$18	$39	$18		$1,066
Operating expenses	3,881	2,950	3,055	2,390	*	12,276
Net loss	(2,823)	(2,904)	(2,955)	(2,304	) *	(10,986)
Net loss per common share - basic and diluted	$(0.09)	$(0.09)	$(0.06)	$(0.15)		$(0.40)
2007:
Grant and research revenues	$233	$168	$599	$126		$1,126
Operating expenses	2,351	3,595	3,686	4,169	**	13,801
Net loss	(1,949)	(3,284)	(2,973)	(3,958	) **	(12,164)
Net loss per common share - basic and diluted	$(0.14)	$(0.24)	$(0.10)	$(0.14)		$(0.61)

*	includes adjustment of $126,000, which resulted from our reduced estimated bonus accrual

**	includes adjustment of $439,000, which resulted from our reduced estimated bonus accrual

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by the Company relating to the sale of common stock being registered. All amounts are estimates except the SEC registration fee:

SEC Registration Fee	$1,116
Placement Agent Fees and Expenses	$1,400,000
Printing and Engraving Expenses	$5,000
Legal Fees and Expenses	$250,000
Accounting Fees and Expenses	$30,000
Transfer Agent and Registrar’ s Fees and Expenses	$10,000
Miscellaneous Expenses	$3,884

Total	$1,700,000
Item 14. Indemnification of Directors and Officers.
     Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Company’s Amended and Restated Certificate of Incorporation, as amended, provides that a director of the Company shall not be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as currently in effect or as the same may hereafter be amended.
     Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.
     The Company’s Amended and Restated Certificate of Incorporation provides that the Company will indemnify and advance expenses upon request to any person who is or was a party or threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to become, a director, officer or employee of the Company or, at the election of the Company’s board of directors, an agent of the Company or is or was serving at the request of the Company as a director, officer or employee or, at the election of the Company’s board of directors, agent of any other corporation, partnership, joint venture, trust or other enterprise against any and all expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement or incurred in connection with the investigation, preparation to defend or defense or such action, suit, proceeding or claim.
     The Company has purchased certain liability insurance for its officers and directors.

Item 15. Recent Sales of Unregistered Securities.
     The following table provides information about the sales of unregistered securities for the past three years.

			Total Offering			Exemption from
Date of Sale	Title of Security	Amount	Price		Purchasers	Registration Claimed
Sept. 2008	units consisting of Series 2008 Convertible Preferred Stock and Series B Warrants to Purchase Capital Stock	608,834 units	$4,261,838		Accredited investors (8)	Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder
Sept. 2008	Series B Warrants to Purchase Capital Stock	279,583 shares	—	(1)	Accredited investor (8)	Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder

Jan. 2008	options to purchase common stock	220,000 shares	—	(2)	Directors, officers, employees and consultants	Section 4(2) of the Securities Act of 1933

Oct. 2007	common stock	12,500 shares	—	(3)	Accredited investors (8)	Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder

Dec. 2006	Series 1 Preferred Convertible Stock	462,294 shares	—	(4)	Accredited investors (8)	Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder

Nov. 2005 – Dec 2007	warrant to purchase common stock	4,119,194 shares	—	(5)	Accredited investor (8)	Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder
Aug. 2005 – Dec. 2006	common stock and options to purchase common stock	4,305,667 shares	—	(6)	Directors, officers, employees and consultants	Rule 701 promulgated under the Securities Act of 1933

Jan. 2005 – Dec. 2006	common stock	596,000 shares	—	(7)	Directors, officers, employees and consultants	Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder

(1)	Issued to Emerging Growth Equities Ltd. and Carter Securities, LLC as partial consideration for placement agent services rendered in connection with the 2008 Private Placement.

(2)	Represents options to purchase common stock issued to our directors, officers, employees and consultants. We received no cash consideration for the incentive grants. Options issued have a range of exercise prices between $1.10 and $3.50 per share and expire ten years from their grant date.

(3)	Issued to the University of Massachusetts in exchange for the exclusive right and license to certain intellectual property owned by the University of Massachusetts.

(4)	Represents unregistered securities issued as dividends on Series 1 Preferred Stock.

(5)	Issued to Fordham Financial Management, Inc., as partial consideration for placement agent services rendered in connection with our private placement of Series 1 Preferred Stock, warrants to purchase 4,119,194 shares of common stock at an exercise price of $1.23 per share, as adjusted during the for weighted average anti-dilution protection. These warrants expire on November 8, 2010.

(6)	Issued pursuant to the PolyMedix, Inc. 2002 Equity Compensation Plan and the PolyMedix, Inc. 2005 Omnibus Equity Compensation Plan as an incentive to our directors, officers, employees and consultants. We received no cash consideration for the incentive grants. Options issued have exercise prices of between $1.50 and $4.10 per share and expire ten years from their respective grant date.

(7)	Represents common and restricted common stock incentive grants to our directors, officers, employees and consultants. We received no cash consideration for the incentive grants.

(8)	As defined in Rule 501 of Regulation D promulgated under the Securities Act.

Item 16. Exhibits.

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger and Reorganization dated October 6, 2005, among the Registrant, PolyMedix Merger Sub, Inc., PolyMedix Pharmaceuticals, Inc. and those stockholders of Registrant identified on Exhibit A thereto.(1)

3.1	Amended and Restated Certificate of Incorporation of Registrant.(1)

3.2	Certificate of Designations of Registrant’s Series 1 Convertible Preferred Stock.(1)

3.3	Amendment to the Amended and Restated Certificate of Incorporation of Registrant.(1)

3.4	Amended and Restated Bylaws of Registrant.(1)

3.5	Amendment to Amended and Restated Bylaws of Registrant.(1)

3.6	Amendment to the Amended and Restated Certificate of Incorporation of Registrant, as amended.(2)

3.7	Amendment to the Designations of Registrant’s Series 1 Convertible Preferred Stock.(2)

3.8	Certificate of Designations of Registrant’s Series 2008 Convertible Preferred Stock. (3)

3.9	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Registrant, as amended. (4)

3.10	Certificate of Designation of Registrant’s Series C Preferred Stock.(5)

4.1	Form of common stock Purchase Warrant issued to Fordham Financial Management, Inc. on November 8, 2005, December 8, 2005, January 10, 2006 and February 15, 2006.(1)

4.2	Form of common stock Purchase Warrant. (6)

4.3	Form of Registration Rights Substitution Agreement.(7)

4.4	Form of Amendment No. 1 to Registration Rights Substitution Agreement.(8)

4.5	Form of Amendment No. 2 to Registration Rights Substitution Agreement.(9)

4.6	Form of Series A Warrant Agreement (including Series A Warrant certificate).(10)

4.7	Form of Placement Agent Warrant.(11)

4.8	Form of Securities Purchase Agreement as executed by the Registrant and the Investors. (3)

4.9	Form of Series B Warrant to Purchase Capital Stock. (3)

4.10	Rights Agreement, dated May 12, 2009, between the Registrant and American Stock Transfer & Trust Company, LLC, as Rights Agent.(5)

5.1***	Legal Opinion of Pepper Hamilton LLP

10.1	Patent License Agreement, dated January 3, 2003, between the Registrant and the University of Pennsylvania.(1)

10.2	Letter Agreement, dated December 23, 2003, amending the Patent License Agreement, dated January 3, 2003, between the Registrant and the University of Pennsylvania.(1)

10.3	Software License Agreement, dated May 30, 2003, between the Registrant and the University of Pennsylvania.(1)

10.4	Exclusive License Agreement, dated January 2, 2005, between the Registrant and the University of Massachusetts.(1)

10.5**	Employment Agreement, dated July 30, 2002, between Nicholas Landekic and the Registrant.(1)

10.6**	Employment Agreement, dated December 5, 2005, between Edward Smith and the Registrant.(1)

10.7**	Employment Agreement, dated May 21, 2003, between Dawn P. Eringis and the Registrant.(1)

10.8**	Employment Agreement, dated March 28, 2003, between Richard Scott, Ph.D. and the Registrant.(1)

10.9	Letter Agreement, dated February 25, 2004, between Dr. William DeGrado and the Registrant.(1)

10.10	Lab/Office Space License Agreement for 3701 Market Street, dated February 22, 2006, between the Registrant and the University City Science Center.(1)

10.11	Pennsylvania Full-Service Lease Agreement for 170 N. Radnor-Chester Road;

Exhibit No.	Description of Exhibit
Suite 300, Radnor, PA 19087, dated May 26, 2006, between the Registrant and the Radnor Properties— SDC, L.P.(11)

10.12	Financial Consulting Agreement, dated November 8, 2005, between the Registrant and Fordham Financial Management, Inc.(1)

10.13**	Amended and Restated 2005 Omnibus Equity Compensation Plan of the Registrant.(12)

10.14**	2002 Equity Compensation Plan of the Registrant.(13)

10.15**	Form of Incentive Stock Option Agreement.(1)

10.16**	Form of Nonqualified Stock Option Agreement.(1)

10.17	Sponsored Research Agreement, dated January 5, 2004, between the Registrant and the University of Massachusetts.(14)

10.18	Merrill Lynch Loan Management Account Agreement, dated April 13, 2006, between the Registrant and Merrill Lynch Bank USA.(11)

10.19**	Employment Agreement, dated October 19, 2006, between R. Eric McAllister and the Registrant.(14)

10.20**	Offer Letter to Bozena Korczak, Ph.D.(15)

10.21	Form of Amended and Restated Co-Placement Agent Agreement by and among the Registrant, Carter Securities, LLC and Fordham Financial Management, Inc. (9)

10.22**	Offer Letter to J. Gregory Ford.(16)

10.23	Investment Agreement, dated May 20, 2009, between the Registrant and Dutchess Equity Fund, LP.(17)

10.24	Amendment No. 1 to Investment Agreement dated July 8, 2009, between the Registrant and Dutchess Equity Fund, LP.(18)

10.25	Registration Rights Agreement, dated May 20, 2009, between the Registrant and Duchess Equity Fund, LP.(17)

10.26***	Form of Warrant

10.27***	Placement Agency Agreement

10.28***	Form of Subscription Agreement

21	List of Subsidiaries.(14)

23.1*	Consent of Deloitte & Touche LLP

23.2	Consent of Pepper Hamilton, LLP.(19)

24	Power of Attorney.(20)

*	Filed herewith.

**	Management contract or compensatory arrangement.

***	To be filed by amendment.

(1)	Filed as an Exhibit to the Registration Statement on Form 10-SB (File No. 000-51895) filed on April 5, 2006 and incorporated herein by reference.

(2)	Filed as an Exhibit to the Current Report on Form 8-K filed on June 5, 2007 and incorporated herein by reference.

(3)	Filed as an Exhibit to the Current Report on Form 8-K filed on September 24, 2008 and incorporated herein by reference.

(4)	Filed as an Exhibit to the Current Report on Form 8-K filed on December 12, 2008 and incorporated herein by reference.

(5)	Filed as an Exhibit to the Current Report on From 8-K filed on May 14, 2009 and incorporated herein by reference.

(6)	Filed as an Exhibit to Amendment No. 5 to the Registration Statement on Form SB-2 (File No. 333-146180) on November 30, 2007 and incorporated herein by reference.

(7)	Filed as an Exhibit to the Registration Statement on Form SB-2 (File No. 333-146180) on September 19, 2007 and incorporated herein by reference.

(8)	Filed as an Exhibit to Amendment No. 1 to the Registration Statement on Form SB-2 (File No. 333-146180) on October 4, 2007 and incorporated herein by reference.

(9)	Filed as an Exhibit to Amendment No. 2 to the Registration Statement on Form SB-2 (File No. 333-146180) on October 16, 2007 and incorporated herein by reference.

(10)	Filed as an Exhibit to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-151084) and incorporated herein by reference.

(11)	Filed as an Exhibit to Amendment No. 2 to the Registration Statement on Form 10-SB/A (File No. 000-51895) filed on June 19, 2006 and incorporated herein by reference.

(12)	Filed as Appendix A to the Registrant’s Definitive Proxy Statement filed on April 10, 2008 and incorporated herein by reference.

(13)	Filed as an Exhibit to the Registration Statement on Form S-8 (File No. 333-139686) and incorporated herein by reference.

(14)	Filed as an Exhibit to the Annual Report on Form 10-KSB filed on March 19, 2007 and incorporated herein by reference.

(15)	Filed as an Exhibit to the Current Report on Form 8-K filed on November 16, 2007 and incorporated herein by reference.

(16)	Filed as an Exhibit to the Current Report on Form 8-K filed on December 4, 2008 and incorporated herein by reference.

(17)	Filed as an Exhibit to the Current Report on Form 8-K filed on May 22, 2009 and incorporated herein by reference.

(18)	Filed as an Exhibit to the Registration Statement on Form S-1 (File No. 333-160470) and incorporated herein by reference.

(19)	Included with Exhibit 5.1.

(20)	Included on signature page hereto.
Item 17. Undertakings.
(a) The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, in Radnor, Pennsylvania on July 27, 2009.

POLYMEDIX, INC.

By: Name:	/s/ Nicholas Landekic Nicholas Landekic
Title:	President & Chief Executive Officer
(principal executive officer)
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nicholas Landekic and Edward F. Smith and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of Polymedix, Inc.) to sign any or all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto each said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name/Signature	Title	Date

/s/ Nicholas Landekic Nicholas Landekic	President, Chief Executive Officer and Director (principal executive officer)	July 27, 2009

/s/ Edward F. Smith Edward F. Smith	Chief Financial Officer (principal financial officer and principal accounting officer)	July 27, 2009

/s/ Frank P. Slattery, Jr. Frank P. Slattery, Jr.	Chairman of the Board of Directors	July 27, 2009

/s/ Brian R. Anderson Brian Anderson	Director	July 27, 2009

/s/ Richard W. Bank, M.D. Richard W. Bank, M.D.	Director	July 27, 2009

/s/ Douglas J. Swirsky Douglas Swirsky	Director	July 27, 2009

/s/ Michael E. Lewis, Ph.D. Michael E. Lewis, Ph.D.	Director	July 27, 2009

/s/ Stefan D. Loren, Ph.D. Stefan Loren, Ph.D.	Director	July 27, 2009

/s/ Shaun F. O’Malley Shaun F. O’Malley	Director	July 27, 2009